                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                                       OF

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

                                       AT

                              $21.50 NET PER SHARE

                                       BY

                       TRANSPORTATION ACQUISITION I CORP.

                                     AND BY

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 3, 2000, UNLESS THE OFFER IS EXTENDED.

    THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 28, 2000, BETWEEN TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. (FORMERLY KNOWN AS JOHNSTOWN AMERICA INDUSTRIES, INC.) (THE "COMPANY") AND TRANSPORTATION ACQUISITION I CORP. ("ACQUISITION"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY WHICH WOULD RESULT IN ACQUISITION OWNING A MAJORITY OF THE SHARES OF COMMON STOCK OF THE COMPANY OUTSTANDING ON A FULLY DILUTED BASIS AFTER GIVING EFFECT TO THE REPURCHASE OF SHARES BY THE COMPANY IN THE OFFER, (II) THE DEBT TENDER OFFER (AS DEFINED BELOW) HAVING BEEN CONSUMMATED AND (III) THE RECEIPT BY THE COMPANY AND ACQUISITION OF THE PROCEEDS OF FINANCING ON TERMS SATISFACTORY TO ACQUISITION SUFFICIENT TO PURCHASE THE SHARES PURSUANT TO THE OFFER, TO PAY THE PER SHARE AMOUNT (AS DEFINED BELOW) IN THE MERGER (AS DEFINED BELOW) AND TO PAY ALL FEES AND EXPENSES INCURRED BY ACQUISITION AND THE COMPANY IN CONNECTION WITH THE OFFER AND THE MERGER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE.

    THE BOARD OF DIRECTORS OF THE COMPANY, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD COMPRISED ENTIRELY OF INDEPENDENT DIRECTORS, (I) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (II) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN ACQUISITION, THE CONTINUING STOCKHOLDERS (AS DEFINED BELOW) AND THEIR RESPECTIVE AFFILIATES) AND (III) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                         ------------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares (as defined below) along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in "THE OFFER--Procedures for Tendering Shares" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such shares.

    ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN THIS OFFER TO PURCHASE ON A TIMELY BASIS, OR WHO CANNOT DELIVER ALL REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN "THE OFFER--PROCEDURES FOR TENDERING SHARES."

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to MacKenzie Partners, Inc. (the "Information Agent") at its addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     abcdef

                     THE DEALER MANAGERS FOR THE OFFER ARE:


                    [LOGO]                                           [LOGO]

February 3, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY TERM SHEET..........................................      1
INTRODUCTION................................................      5
SPECIAL FACTORS.............................................      8
  Background of the Transactions............................      8
  Recommendation of the Board of Directors; Fairness of the
    Transactions............................................     10
  Opinion of Financial Advisor..............................     13
  Purpose and Structure of the Transactions.................     21
  Plans for the Company After the Transactions..............     21
  Interests of Certain Persons in the Transactions..........     22
  The Merger Agreement......................................     23
  Appraisal Rights..........................................     29
  Certain Federal Income Tax Consequences...................     30
  Financing of the Transactions.............................     31
  Beneficial Ownership of Common Stock......................     37
  Transactions and Arrangements Concerning the Shares.......     39
  Certain Effects of the Transactions.......................     39
THE OFFER...................................................     41
  Terms of the Offer........................................     41
  Acceptance for Payment and Payment for Shares.............     43
  Procedures for Tendering Shares...........................     44
  Withdrawal Rights.........................................     46
  Price Range of the Shares; Dividends......................     47
  Effect of the Transactions on the Market for the Shares;
    Exchange Act Registration; Margin Regulations...........     47
  Certain Information Concerning the Company................     47
  Certain Information Concerning Acquisition................     56
  Conditions to the Offer...................................     58
  Certain Legal Matters.....................................     61
  Fees and Expenses.........................................     63
  Miscellaneous.............................................     64

Schedule I    --Information Concerning Directors and Executive Officers of
                the Company
Schedule II   --Information Concerning Directors and Executive Officers of
                Acquisition
Annex A       --Opinion of Merrill Lynch, Pierce, Fenner & Smith
                Incorporated
Annex B       --Historical Financial Information Concerning the Company
Annex C       --Agreement and Plan of Merger, dated as of January 28,
                2000, between the Company and Acquisition
Annex D       --Section 262 of the Delaware General Corporation Law

                               SUMMARY TERM SHEET

    Acquisition and the Company are offering to purchase all of the outstanding Common Stock of the Company for $21.50 per share in cash. The following are some of the questions that you, as a stockholder of the Company, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

    The offer to purchase all of the outstanding Common Stock is being made jointly by Acquisition and the Company. If the offer is consummated, Acquisition will purchase no fewer than the first 2,750,000 shares tendered and the Company will purchase all of the remaining shares tendered.

    The Company is a leading manufacturer of components for heavy-duty and medium-duty trucks and buses and the trucks parts aftermarket. The Company's product lines include Gunite wheel-end components, Brillion custom iron castings, Imperial body and chassis components, Bostrom truck and bus seating systems and Fabco steerable drive axles and gearboxes. The Company is headquartered in Chicago, Illinois and conducts manufacturing operations in Alabama, California, Illinois, Indiana, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

    Acquisition was formed by an investor group led by certain members of senior management of the Company, including Thomas M. Begel, the Company's Chairman and Chief Executive Officer, and Andrew M. Weller, the Company's President and Chief Operating Officer, for the purpose of making a tender offer for all of the Company's Common Stock. Acquisition is not a subsidiary of the Company.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

    We are seeking to purchase all of the outstanding Common Stock. Concurrently with this Offer, the Company is also making tender offers and consent solicitations with respect to its 11 3/4% Senior Subordinated Notes due 2005 and 11 3/4% Series C Senior Subordinated Notes due 2005. If you own any of these notes and have not yet received the materials relating to the tender offers and consent solicitations, please call MacKenzie Partners, Inc., the information agent for those tender offers, at (212) 929-5500 (call collect) or (800) 322-2885.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

    We are offering to pay $21.50 per share, net to you in cash. If you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    We have received commitment letters from financial institutions in which such financial institutions have committed, subject to certain conditions, to provide all of the financing necessary to purchase all shares that are tendered in the Offer.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

    Because tendering your shares in the Offer will end your ownership interest in the Company, including the chance to receive any possible future dividends or other payments in respect of the Common Stock, the Company's financial condition may be relevant to your decision whether to tender in the Offer. As such, we have provided certain historical financial information concerning the Company in "THE OFFER--Certain Information Concerning the Company" and "Annex B--Historical Financial Information Concerning the Company" of this Offer to Purchase.

    Because the form of payment consists solely of cash and all of the funding which will be needed has already been arranged, and also because of the lack of any relevant historical financial information concerning Acquisition, we do not think the financial condition of Acquisition is relevant to your decision to tender in the Offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have at least until 12:00 midnight, New York City time, on Friday, March 3, 2000 to decide whether to tender your shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    Subject to the terms of the Merger Agreement, we can extend the Offer. We have agreed in the Merger Agreement that we may extend the offer from time to time until April 30, 2000 if certain conditions to the Offer have not been satisfied.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    If we extend the offer, we will inform First Union Securities, Inc. (which is the Depositary for the Offer) of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on that day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

    We are not obligated to purchase any shares which are validly tendered unless that number of shares, when added to the shares then owned by Acquisition, if any, represents at least a majority of the shares of the Common Stock outstanding on a fully diluted basis after giving effect to the repurchase of shares by the Company. We are also not obligated to purchase shares which are validly tendered if the tender offers and consent solicitations relating to the Company's 11 3/4% Senior Subordinated Notes due 2005 and 11 3/4% Series C Senior Subordinated Notes due 2005 have not been consummated, or if we do not receive financing that is sufficient to purchase the shares tendered in the Offer, to pay for any non-tendered shares in connection with the Merger, and to pay various fees and expenses incurred in connection with the Offer and the Merger. Furthermore, we are not obligated to purchase any shares which are validly tendered if, among other things, there is a material adverse change in the Company or its business.

HOW DO I TENDER MY SHARES?

    To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to BankBoston, N.A. not later than the time the Offer expires. If your shares are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company. If you cannot get something that is required to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution to guarantee that the missing items will be received by the Depositary within three Nasdaq National Market trading days. However, the Depositary must receive the missing items within that three day trading period.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw previously tendered shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by April 2, 2000, you can withdraw them at any time after such time until we do accept your shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares.

WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

    As previously stated, Acquisition was formed for the purpose of making the Offer. Acquisition was formed by an investor group including certain members of senior management of the Company, some of whom also hold seats on the Company's Board of Directors. In order to avoid any actual or potential conflicts of interest relating to such individuals, the Board appointed a Special Committee consisting of independent directors who do not have any such relations with Acquisition to evaluate the terms of the Merger Agreement and advise the full Board of Directors.

    The Board of Directors of the Company, after receiving the unanimous recommendation of the Special Committee, (i) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the proposed Merger of Acquisition with and into the Company, with the Company as the surviving corporation, (ii) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than Acquisition, the Continuing Stockholders and their respective affiliates) and (iii) recommends that you tender your shares in the Offer.

WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

    No. If the Merger takes place, the Company will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the Common Stock will no longer be eligible to be traded through the Nasdaq National Market or other securities market, there may not be a public trading market for the Common Stock and the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with SEC rules relating to publicly held companies.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE COMPANY'S SHARES ARE NOT TENDERED IN THE OFFER?

    If Acquisition accepts for payment and pays for at least a majority of the Company's outstanding shares on a fully diluted basis after giving effect to the repurchase of shares by the Company, Acquisition will be merged with and into the Company. If that Merger takes place, the Company will become a privately owned company, and all of the Company's remaining stockholders (other than Acquisition and certain investors who are providing the financing for the Offer and Merger) will receive $21.50 per share in cash (or any other higher price per share which is paid in the Offer).

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

    Stockholders not tendering in the Offer will receive in the Merger the same amount of cash per share which they would have received had they tendered their shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the Offer. However, if the Merger does not take place, the number of stockholders of the Company and the number of shares of the Company which are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any trading market) for the Common Stock. Also, as described above, the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    On February 2, 2000, the last trading day before we announced the commencement of the Offer and the possible subsequent Merger, the last sale price of the Common Stock reported on the Nasdaq National Market was $20.56 per share. We advise you to obtain a recent quotation for the shares of Common Stock in deciding whether to tender your shares.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    You can call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or
(800) 322-2885. MacKenzie Partners, Inc. is acting as the information agent for the Offer.

To the Holders of Common Stock of
Transportation Technologies Industries, Inc.:

                                  INTRODUCTION

    Acquisition and the Company (collectively, the "Purchasers") hereby offer to purchase all of the outstanding shares of Common Stock, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of October 4, 1995 (the "Rights Agreement"), between the Company and BankBoston, N.A., as Rights Agent (the "Rights," and together with the Common Stock, the "Shares"), at a price of $21.50 per Share, net to the seller in cash, without interest thereon (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to herein as the "Per Share Amount"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer is a joint tender offer by Acquisition and the Company to purchase at the Per Share Amount all Shares tendered pursuant to the Offer, with Acquisition agreeing to pay for and purchase no fewer than the first 2,750,000 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered pursuant to the Offer in excess of the Shares paid for and purchased by Acquisition.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. The Purchasers will pay all fees and expenses of First Union National Bank, which is acting as the depositary (the "Depositary"), MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), and CIBC World Markets Corp. and First Union Securities, Inc., which are acting as the dealer managers (the "Dealer Managers"), incurred in connection with the Offer. See "THE OFFER--Fees and Expenses."

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 28, 2000 (the "Merger Agreement"), between the Company and Acquisition. Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transactions"), with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Acquisition or by any Continuing Stockholder (as defined below), and other than Shares held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law (the "DGCL") ("Dissenting Shares")) will be converted into the right to receive the Per Share Amount.

    Pursuant to the Merger Agreement, certain officers and directors of the Company (and possibly other employees of the Company) will have the right to retain an equity interest in the Company following the Offer and the Merger. Such members of management (and other employees) are collectively referred to herein as the "Continuing Stockholders."

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD RESULT IN ACQUISITION OWNING A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AFTER GIVING EFFECT TO THE REPURCHASE OF THE SHARES BY THE COMPANY IN THE OFFER (THE "MINIMUM CONDITION"), (II) THE DEBT TENDER OFFER HAVING BEEN CONSUMMATED AND (III) THE RECEIPT BY THE COMPANY AND ACQUISITION OF THE PROCEEDS OF FINANCING ON TERMS SATISFACTORY TO ACQUISITION SUFFICIENT TO PURCHASE THE SHARES PURSUANT TO THE OFFER, TO PAY THE PER SHARE AMOUNT IN THE MERGER AND TO PAY ALL FEES AND EXPENSES INCURRED BY ACQUISITION AND THE COMPANY IN CONNECTION WITH THE OFFER AND THE MERGER (THE "FINANCING

CONDITION"). The Offer is also subject to the other conditions set forth in this Offer to Purchase. See "SPECIAL FACTORS--Financing of the Offer and the Merger" for a discussion of the financing and "THE OFFER--Conditions to the Offer" which sets forth in full the conditions of the Offer. For purposes of the Offer, "on a fully diluted basis" includes, as of any date, those Shares that the Company is required to issue pursuant to obligations outstanding as of the applicable date under convertible securities, stock options and otherwise.

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD COMPRISED ENTIRELY OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), (I) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (II) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN ACQUISITION, THE CONTINUING STOCKHOLDERS AND THEIR RESPECTIVE AFFILIATES) AND (III) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    As of January 28, 2000, there were 10,322,280 shares of Common Stock (including restricted stock) issued and outstanding and 660,168 shares subject to outstanding stock options under the Company's stock option plans. As of January 28, 2000, there were approximately 106 holders of record of the issued and outstanding Shares.

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to the Special Committee, has delivered to the Special Committee its opinion, dated as of January 28, 2000 (the "Financial Advisor Opinion"), to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, the Per Share Amount is fair, from a financial point of view, to the stockholders of the Company (other than Acquisition, the Continuing Stockholders and their affiliates). See "SPECIAL FACTORS--Opinion of Financial Advisor." A copy of the Financial Advisor Opinion is attached hereto as Annex A.

    The Company and Acquisition have entered into commitment letters with (i) Canadian Imperial Bank of Commerce ("CIBC"), CIBC World Markets Corp. ("CIBC World Markets"), First Union National Bank ("First Union") and First Union Securities, Inc. ("First Union Securities" and, together with CIBC, CIBC World Markets and First Union, the "Credit Facility Parties") pursuant to which the Credit Facility Parties have committed, subject to the terms and conditions set forth in their commitment letter, to provide the Company with senior secured credit facilities in the amount of $300 million, such credit facility to be comprised of (a) up to $50 million in revolving credit loans, (b) a $100 million 6-year amortizing term loan facility and (c) a $150 million 7-year amortizing term loan facility, in each case from a syndicate of banks and other lenders with CIBC World Markets and First Union Securities serving as Co-Lead Arrangers and Joint Bookrunners, First Union serving as Administrative Agent, and CIBC serving as Syndication Agent and (ii) CIBC World Markets and First Union Investors, Inc. (collectively, the "Bridge Lenders"), whereby the Bridge Lenders have committed, subject to the terms and conditions set forth in their committment letter, to provide the Company with a $125 million senior subordinated increasing rate bridge facility. In addition, Acquisition and the Company have entered into commitment letters with CIBC WMC Inc. ("CIBC WMC"), Caravelle Investment Fund, L.L.C. ("Caravelle"), Albion Alliance Mezzanine Fund, L.P. ("Albion I") and Albion Alliance Mezzanine Fund II, L.P. ("Albion II" and, together with CIBC WMC, Caravelle and Albion I, the "Preferred Investors"), providing for their purchase of senior preferred stock of Acquisition (which will become preferred stock of the Surviving Corporation upon consummation of the Merger) with an aggregate liquidation preference of $70 million. In connection with the issuance of the preferred stock, at the effective time of the Merger, the Preferred Investors will receive shares of common stock of the Surviving Corporation representing 50% of the equity of the Surviving Corporation on a fully diluted basis. The Continuing Stockholders have committed to make a $15 million equity investment in the Surviving Corporation, which may be effected through the rollover of shares of common stock, options to acquire common stock or otherwise, and, at the effective time of the Merger, the Continuing Stockholders will own 50% of the equity of the Surviving Corporation on a fully diluted basis. See "SPECIAL FACTORS--Financing of the Transactions."

    Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the Merger by the requisite vote of stockholders of the Company. See "SPECIAL FACTORS--The Merger Agreement." The affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Pursuant to the Merger Agreement, Acquisition has agreed to vote, or cause to be voted, all Shares owned by it or any of its subsidiaries or affiliates in favor of the adoption of the Merger Agreement and approval of the Merger. ACCORDINGLY, IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED PURSUANT TO THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER WILL BE ASSURED.

    Following the Merger, the Preferred Investors and the Continuing Stockholders will own all of the outstanding shares of common stock in the Surviving Corporation. Accordingly, such stockholders will participate in any future increase in the equity value of the Company, as well as be subject to the increased risks of owning shares in a significantly more leveraged company.

    In connection with the approval of the Transactions, the Board of the Company approved the Offer as a "Qualifying Offer" under the Rights Agreement and authorized an amendment to the Rights Agreement to assure that the Rights will not be triggered as a result of the Transactions.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTIONS

    Beginning in late 1998, senior management of the Company (which was then known as Johnstown America Industries, Inc.), at the direction of the Board of Directors, began to explore the Company's strategic alternatives, including a possible sale of all or part of the Company, in order to maximize stockholder value. In this regard, management, with the assistance of financial advisors, contacted various third parties to ascertain their interest in considering a possible transaction or transactions with the Company.

    In June 1999, the Company sold its freight car operations to a company formed by certain former members of senior management of the companies comprising the freight car operations of the Company and Camillo M.
Santomero III, a director of the Company. The Company sold its freight car operations in order to reduce the Company's exposure to market cyclicality, improve its capital structure and permit the Company to focus its efforts on its heavy-duty truck components business.

    Following the sale of the Company's freight car operations, senior management of the Company continued to explore the Company's strategic alternatives and contacted additional third parties regarding a possible transaction involving the Company. However, these discussions did not result in any specific proposals being made.

    In November 1999, members of the Company's senior management, including Thomas M. Begel, Chairman and Chief Executive Officer of the Company, and
Andrew M. Weller, President and Chief Operating Officer of the Company, began to explore, on a preliminary basis, the possibility of an acquisition of the Company's common stock as part of a management buyout transaction. During the weeks of November 1 and 8, 1999, Mr. Begel and Mr. Weller, together with
Mr. Santomero and Kenneth M. Tallering, Vice President, General Counsel and Secretary of the Company, met with various financial institutions, including CIBC World Markets and several other equity and debt financing sources, to discuss the feasibility of a possible transaction and to ascertain their interest in financing such transaction. On November 12, 1999, senior management of the Company determined to pursue discussions with respect to a financing using CIBC World Markets as its primary financing source.

    Following such meetings, senior management of the Company held further discussions with other debt financing sources, including First Union, to discuss their possible participation with CIBC World Markets in financing a possible transaction. In connection with such discussions, representatives of CIBC World Markets and First Union (collectively, the "Financing Parties") and senior management of the Company discussed possible transaction structures, financing for a possible transaction, the terms of management's participation in such a transaction and the Financing Parties' due diligence review of the Company.

    As a result of such discussions, counsel to the Financing Parties distributed to senior management of the Company and its counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), draft commitment letters relating to the financing of a transaction. Thereafter, representatives of the Financing Parties and senior management of the Company negotiated the terms of the financing commitment letters. On December 14, 1999, the Financing Parties delivered to Skadden Arps copies of commitment letters which were executed by the Financing Parties.

    On December 14, 1999, the investor group led by senior management of the Company delivered a written proposal to the Board of Directors of the Company proposing an acquisition of the Company's common stock through a joint tender offer by the Company and Acquisition, a newly formed acquisition vehicle, for all the outstanding shares of common stock of the Company at a purchase price of $20.00 per Share in cash. The proposal letter was delivered together with copies of the commitment letters executed by the Financing Parties and a draft merger agreement.

    At a meeting of the Board of Directors held on December 14, 1999, the Board discussed the terms of the proposal generally and reviewed the process to be followed in connection with evaluating the proposal. At this meeting, the Board appointed a Special Committee of independent directors, consisting of R. Philip Silver and Francis A. Stroble, to consider the proposal on behalf of the Company. Following the meeting, a press release was issued by the Company announcing that the proposal had been received by the Board of Directors and that the Special Committee had been appointed to consider the proposal.

    On December 15, 1999, the Special Committee retained Davis Polk & Wardwell ("Davis Polk") as its legal advisor.

    On December 21, 1999, the Special Committee and Davis Polk met with three investment banking firms in connection with selecting a financial advisor to the Special Committee. After reviewing the presentations, the Special Committee decided to retain Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its financial advisor.

    On January 4, 2000, the Special Committee met with its financial and legal advisors. Merrill Lynch reported on its review of the Company, including its discussions with management of the Company. Merrill Lynch also presented its preliminary financial analysis and evaluation of the Company, which included a review of projections furnished to Merrill Lynch by the Company. At the January 4th meeting, the Special Committee requested that Merrill Lynch contact a number of potential financial and strategic buyers to ascertain whether such parties would have an interest in pursuing an acquisition of the Company.

    On January 24, 2000, the Special Committee met with its financial and legal advisors. At the request of the Special Committee, Merrill Lynch provided an overview of its discussions with the potential strategic and financial buyers that it had contacted. Merrill Lynch informed the Special Committee that it had received one proposal from a potential buyer to pursue an acquisition of the Company. The Special Committee reviewed this proposal with its legal and financial advisors, including the conditions thereto, which included satisfactory completion of due diligence, a significant period in which to conduct due diligence and the obtaining of committed financing. The Special Committee determined that, because this alternative proposal was highly conditional and less likely to result in a satisfactory transaction on a timely basis than the proposal by the management investor group, it would in the first instance seek to negotiate a more satisfactory transaction with the management investor group.

    After discussion of the management investor group's proposal during the January 24th meeting, Mr. Silver contacted Mr. Begel on behalf of the Special Committee and informed him that the current management investor group proposal of $20.00 per Share was insufficient, and requested that the management investor group increase the per Share offer price. Mr. Silver also requested that the management investor group revise its proposal by capping certain fees and expenses in connection with a termination of the proposed transaction and eliminating certain conditions to the financing commitments.

    Following the Special Committee meeting on January 24th, at the request of the Special Committee, Davis Polk delivered comments on the draft merger agreement to Skadden Arps.

    On January 25, 2000, Skadden Arps, on behalf of the management group, delivered to Davis Polk a revised proposal letter and a revised draft merger agreement. The revised proposal reflected an increase in the offer price per Share to $21.50 and a cap on termination fees and expense reimbursement of $11 million. The revised proposal also indicated that the financial commitment letters would be revised to eliminate certain conditions to the closing of the financing.

    On January 26, 2000, the Special Committee met by teleconference with its financial and legal advisors to review the revised proposal submitted by the management group. After the meeting, the members of the Special Committee contacted Mr. Begel with a counterproposal that reflected a higher per share offer price as well as a lower termination fee payable on a scaled basis depending on the grounds for termination of the merger agreement.

    On January 26, 2000, Skadden Arps, the management investor group, the Financing Parties and their counsel contacted Davis Polk and Merrill Lynch, stating that the management investor group's offer price of $21.50 per Share was its best and final offer. Throughout the day on January 26, 2000, Davis Polk, Skadden Arps and counsel for the Financing Parties continued to negotiate the terms of the merger agreement and the conditions contained in the financing commitment letters.

    On January 27, 2000, the Special Committee met by teleconference with its financial and legal advisors. The Special Committee reviewed a revised management investor group proposal with respect to termination fees and expenses. During the meeting, the Special Committee also reviewed the status of Merrill Lynch's contacts with potential third party acquirors and assessed the likelihood of other bidders making an offer superior to the management investor group's offer. Davis Polk, Skadden Arps and counsel for the Financing Parties continued to meet by teleconference to negotiate the terms of the merger agreement and the financing commitment letters.

    The Special Committee met with Merrill Lynch and Davis Polk by teleconference throughout the day on January 28, 2000. Between such meetings, the members of the Special Committee contacted Mr. Begel to discuss certain conditions to closing contained in the financing commitment letters. At the final meeting, Davis Polk reported to the Special Committee that it had satisfactorily concluded negotiation of the remaining issues in the merger agreement and Merrill Lynch delivered to the Special Committee its oral opinion (subsequently confirmed in writing) that, as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $21.50 per Share in cash being offered in the Offer and to be received in the Merger was fair, from a financial point of view, to the Company's stockholders (other than Acquisition or any Continuing Stockholder). The Special Committee unanimously determined that the Offer and the Merger and the terms of the merger agreement are advisable, fair to and in the best interests of the Company's stockholders (other than Acquisition, the Continuing Stockholders and their affiliates), and unanimously recommended to the full Board that it approve the merger agreement and the transactions contemplated thereby, including the Offer and the Merger.

    At a meeting of the full Board held on January 28, 2000 immediately following the Special Committee meeting, the Board received the recommendation of the Special Committee and reviewed the terms of the merger agreement and the reasons for the Special Committee's recommendation. At such meeting, the Board determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders (other than Acquisition, the Continuing Stockholders and their affiliates), approved the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that stockholders of the Company accept the Offer and tender their shares pursuant to the Offer.

    On January 31, 2000, the Company issued a press release announcing the execution of the Merger Agreement, and on February 3, 2000, Acquisition and the Company commenced the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY; FAIRNESS OF THE
  TRANSACTIONS

    SPECIAL COMMITTEE. In evaluating the Offer and the Merger, the Special Committee relied upon their knowledge of the business, financial condition and prospects of the Company as well as the advice of financial and legal advisors. In determining that the Special Committee would approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the full Board, the Special Committee considered a number of factors, including the following:

    (1) MARKET PRICE AND PREMIUM. The Special Committee considered the historical market prices and recent trading activity of the Common Stock with a particular emphasis on the relationship between the $21.50 Per Share Amount and the trading history of the Common Stock. In particular, the Special Committee noted that the $21.50 Per Share Amount represents a premium of approximately 39% over the $15.50 per Share closing price on the Nasdaq National Market on December 13, 1999, the last full trading day before the Company announced that it had received a proposal from Acquisition.

    (2) SPECIAL COMMITTEE FORMATION AND ARM'S-LENGTH NEGOTIATIONS. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between Acquisition and the Special Committee (and their respective advisors), none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in the Company following the Merger.

    (3) OFFER PRICE AND MERGER CONSIDERATION. The Special Committee concluded, based on its negotiations with Acquisition and with the representatives of the debt and equity financing sources, that the Offer Price and Per Share Amount represented the highest price that Acquisition would be willing to pay in acquiring the Shares. This determination was the result of the Special Committee's personal participation in the negotiations with Acquisition, as well as the advice of its advisors, in an attempt to obtain the highest possible price.

    (4) MERRILL LYNCH FAIRNESS OPINION. The Special Committee considered the financial presentation of Merrill Lynch and Merrill Lynch's oral opinion delivered at the January 28, 2000 meeting of the Special Committee, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the Per Share Amount was fair, from a financial point of view, to the Company's stockholders (other than Acquisition or any Continuing Stockholders). A COPY OF MERRILL LYNCH'S WRITTEN OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH IS ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF MERRILL LYNCH CAREFULLY AND IN ITS ENTIRETY (SEE "ANNEX A--OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED").

    (5) TRANSACTION STRUCTURE. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the public stockholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

    (6) RECEIPT OF COMMITMENT LETTERS. The Special Committee considered the fact that Acquisition and the Company had received commitment letters from debt and equity financing sources to arrange, fund and administer the necessary financing for the Offer and the Merger, and the Special Committee had reviewed and negotiated certain terms and conditions of the commitment letters. (See "THE OFFER--Financing of the Transactions").

    (7) RECENT DISCUSSIONS REGARDING A SALE OF THE COMPANY. The Special Committee considered the discussions that the Company has had with potential financial and strategic acquirors regarding a possible sale of the Company. The Special Committee noted the recent efforts of management of the Company to find a potential purchaser who would be interested in a transaction that would result in a premium to the stockholders similar to that being offered in this transaction, as well as the results of Merrill Lynch's work on behalf of the Special Committee in identifying possible alternative acquirors of the Company. The Special Committee also noted that the one proposal received by the Special Committee, other than the proposal by the management investor group, was viewed to be highly conditional and less likely to result in a satisfactory transaction on a timely basis than the proposal by the management investor group.

    (8) ABILITY TO CONSIDER ALTERNATIVE TRANSACTIONS. The Special Committee considered the terms of the Merger Agreement including (A) the provision providing that the Special Committee may, in the exercise of its fiduciary duties, furnish or provide access to information concerning the Company to, and engage in discussions and negotiate with, third parties who make a bona fide unsolicited written acquisition proposal which the Special Committee reasonably believes is in excess of the per Share consideration to be paid in the Offer and the Merger, and (B) the ability of the Special Committee, in the exercise of its fiduciary duty, to terminate the Merger Agreement on two business days' notice in order to permit the Company to enter into an alternative transaction with a third party.

    (9) HISTORICAL AND PROJECTED FINANCIAL PERFORMANCE AND RELATED RISK AND UNCERTAINTIES. The Special Committee considered the various financial projections prepared by the Company's management (see "THE OFFER--Certain Information Concerning the Company--Certain Projections") as well as financial projections prepared for the Special Committee by Merrill Lynch. The Special Committee also noted the cyclical nature of the industry in which the Company operates, as well as the possible decline in North American heavy duty truck production, the Company's principal market for its products, over the next several years.

    (10) POSSIBLE DECLINE IN MARKET PRICE OF COMMON STOCK. The Special Committee considered the possibility that if a merger transaction with the management investor group were not negotiated and the Company remained as a publicly owned corporation, it is possible that because of a decline in the market price of the shares of the Common Stock or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $21.50 per Share price to be received by stockholders in connection with the Offer and the Merger.

    (11) AVAILABILITY OF DISSENTERS' RIGHTS. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under Delaware law in connection with the Merger.

    The Special Committee also considered the potential risks of the Offer and the Merger, including (1) the fact that as a result of the Offer and the Merger, the existing stockholders of the Company would be unable to benefit from any future growth of the Company, (2) the fees and expenses required to be paid by the Company by the terms of the Merger Agreement upon certain terminations of the Merger Agreement which, among other things, would make it more costly for another potential bidder to propose an acquisition of the Company on a basis that would be superior to that contemplated by the Merger Agreement and (3) the conditions relating to the obligations of the financing sources under each of the financing commitment letters to provide the funding necessary to consummate the Offer and the Merger and to pay related fees and expenses.

    BOARD OF DIRECTORS OF THE COMPANY. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the full Board considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

    In light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors. Rather, the Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

    The Board believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent the interests of the Company's stockholders other than Acquisition, the Continuing Stockholders and their affiliates; (ii) the Special Committee retained and was advised by its own independent legal counsel who negotiated the Merger Agreement on behalf of the Special Committee; (iii) the Special Committee retained and was advised by its own financial advisor, Merrill Lynch, to assist it in evaluating the proposed transaction and provide it with financial advice; and (iv) the $21.50 per Share consideration and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and Acquisition and their respective advisors. The Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Committee to effectively represent the interests of the holders of the Common Stock (other than Acquisition, the Continuing Stockholders and their affiliates) were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of (1) the unaffiliated status of the members of the Special Committee and the retention by the Special Committee of its own independent legal counsel and financial advisor and (2) the fact that the Special Committee is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type.

    Under the Company's certificate of incorporation, a plan of merger requires the affirmative vote of at least a majority of all outstanding shares entitled to vote thereon in order to be adopted. The Board and the Special Committee recognize that the Merger is not structured to require the approval of the holders of the outstanding Shares held by stockholders other than Acquisition, the Continuing Stockholders and their affiliates. In addition, the Board and the Special Committee recognized that if the Offer is consummated, Acquisition and the Continuing Stockholders will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of the Company. Consummation of the Offer, however, is conditioned upon, among other things, the Minimum Condition, which may not be waived without the consent of the Special Committee. Pursuant to the Merger Agreement, consummation of the Offer is a condition to the Merger.

    PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. Neither the Company nor Acquisition has made any provisions in connection with the Offer and the Merger to grant unaffiliated stockholders of the Company access to the Company's corporate records, or to obtain counsel or appraisal services at the expense of either the Company or Acquisition.

    THE BOARD OF DIRECTORS OF THE COMPANY, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (I) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER,
(II) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN ACQUISITION, THE CONTINUING STOCKHOLDERS AND THEIR AFFILIATES) AND (III) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

OPINION OF FINANCIAL ADVISOR

    The Special Committee retained Merrill Lynch to act as its exclusive financial advisor in connection with a possible business combination between the Company and Acquisition or another third party. On January 28, 2000, at a meeting of the Special Committee, Merrill Lynch orally delivered its opinion to the Special Committee, subsequently confirmed in a written opinion dated
January 28, 2000, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the opinion, the Per Share Amount was fair from a financial point of view to the holders of Common Stock, other than Acquisition or any Continuing Stockholder.

    THE FULL TEXT OF MERRILL LYNCH'S WRITTEN OPINION IS ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. A COPY OF THE MERRILL LYNCH OPINION ALSO IS AVAILABLE FOR INSPECTION AND COPYING BY ANY HOLDER OF COMMON STOCK OR ANY REPRESENTATIVE OF SUCH HOLDER WHO HAS BEEN SO DESIGNATED IN WRITING, AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY DURING NORMAL BUSINESS HOURS. STOCKHOLDERS OF THE COMPANY ARE URGED TO, AND SHOULD, READ THE MERRILL LYNCH OPINION CAREFULLY IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH IN RENDERING ITS OPINION. THE MERRILL LYNCH OPINION WAS FOR THE USE

AND BENEFIT OF THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE PER SHARE AMOUNT TO HOLDERS OF COMMON STOCK, OTHER THAN ACQUISITION OR ANY CONTINUING STOCKHOLDER. IT DOES NOT EXPRESS ANY VIEW ON ACQUISITION'S ABILITY TO OBTAIN FINANCING OR THE SOLVENCY OR PRUDENCE OF THE CAPITAL STRUCTURE OF THE COMPANY OR ACQUISITION FOLLOWING CONSUMMATION OF THE TRANSACTIONS, NOR DOES IT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE TRANSACTIONS. THE MERRILL LYNCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO WHETHER THAT STOCKHOLDER SHOULD (1) TENDER ANY SHARES PURSUANT TO THIS OFFER TO PURCHASE,
(2) VOTE IN FAVOR OF THE MERGER, IF APPLICABLE, OR (3) TAKE ANY OTHER ACTION WITH RESPECT TO THE TRANSACTIONS. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY MERRILL LYNCH AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION.

    In arriving at its opinion, Merrill Lynch, among other things:

    - reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed relevant;

    - reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by senior management of the Company (including the Continuing Stockholders);

    - conducted discussions with members of senior management of the Company (which included Continuing Stockholders) concerning the matters described above;

    - reviewed the market prices and valuation multiples for shares of Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed relevant;

    - reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed relevant;

    - compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that Merrill Lynch deemed relevant;

    - participated in certain discussions and negotiations between members of the Special Committee and its legal advisors, on the one hand, and Acquisition and its financial and legal advisors, on the other hand;

    - reviewed a draft dated January 28, 2000 of the Merger Agreement; and

    - reviewed selected other financial studies and analyses and took into account various other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

    In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and did not assume any responsibility for independently verifying that information or undertake an independent evaluation or appraisal of any of the Company's assets or liabilities, nor was Merrill Lynch furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the Company's properties or facilities. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company (including the Continuing Stockholders), Merrill Lynch assumed that it had been reasonably prepared and reflected the best currently available estimates and judgment of the management of the Company (which included Continuing Stockholders) as to the expected future financial performance of the Company. Merrill Lynch also assumed that the Merger Agreement would be substantially similar to the last draft reviewed by it. The Merrill Lynch opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, January 28, 2000.

    The following is a brief summary of the material financial analyses presented by Merrill Lynch to the Special Committee in connection with the rendering of its opinion.

    Certain of these summaries include information presented in tabular format. To understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Merrill Lynch, and considering the data set forth in the tables without considering the full narrative description, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of those financial analyses.

    In performing its analyses, Merrill Lynch used the Projections prepared by senior management of the Company (which included Continuing Stockholders) described under "THE OFFER--Certain Information Concerning the Company," namely the Management Base Case, the Management Downside Case, the Equity Investor Case and the Equity Investor Lower Truck Build Case. In addition, at the request of the Special Committee, Merrill Lynch prepared a set of projections reflecting more conservative assumptions than the Management Downside Case, which is referred to as the "Conservative Case."

    IMPLIED PREMIUM ANALYSIS

    Merrill Lynch reviewed the historical trading prices for shares of Common Stock and compared them with the Per Share Amount. This analysis indicated that the Per Share Amount represented:

    - a premium of 38.7% over the closing market price of Common Stock of $15.50 per share as of the close of business on December 13, 1999, which was the last closing price prior to the announcement of Acquisition's original proposal;

    - a premium of 56.4% over the closing market price of $13.75 per share as of the close of business on December 6, 1999, which was the last closing price one week prior to the announcement;

    - a premium of 53.6% over the closing market price of $14.00 per share as of the close of business on November 15, 1999, which was the last closing price one month prior to the announcement;

    - a premium of 54.4% over the average closing market price of $13.93 per share for the 30-day period beginning November 15, 1999 and ending December 13, 1999;

    - a premium of 43.4% over the average closing market price of $15.00 per share for the 180-day period beginning June 14, 1999 and ending December 13, 1999;

    - a premium over the six-month and twelve-month high closing market price of $19.38 per share as of the close of business on September 20, 1999 for the six-month and twelve-month periods ending December 13, 1999; and

    - a discount below the all time high closing market price of $29.63 per share as of the close of business on February 15, 1994.

    SELECTED PUBLICLY TRADED COMPARABLE COMPANIES ANALYSIS

    Merrill Lynch compared certain financial data relating to the Company with corresponding financial data for the publicly traded companies shown below (the "Selected Companies") which it deemed relevant:

                               SELECTED COMPANIES

       HEAVY DUTY COMPONENT SUPPLIERS                    OTHER COMPONENT SUPPLIERS
       ------------------------------                    -------------------------
- Cummins Engine Company Inc.                  - Amcast Industrial Corp.
- Dana Corp.                                   - American Axle & Manufacturing Holding Inc.
- Detroit Diesel Corp.                         - Atchison Casting Corp.
- Meritor Automotive Inc.                      - Hayes Lemmerz International Inc.
                                               - Intermet Corp.
                                               - Mascotech Inc.
                                               - Simpson Industries Inc.
                                               - Superior Industries International Inc.
                                               - Wescast Industries Inc.

    For each of the Selected Companies and the Company, Merrill Lynch calculated multiples of the following financial metrics (for purposes of this analysis, "EBITDA" means earnings before interest, taxes, depreciation and amortization, and "EPS" means earnings per share):

    - market capitalization to estimated 1999 EBITDA or, in the case of the Company, pro forma 1999 EBITDA;

    - market capitalization to estimated 2000 EBITDA;

    - market price per share of common stock to estimated 1999 EPS or, in the case of the Company, pro forma 1999 EPS; and

    - market price per share of common stock to estimated 2000 EPS.

    For purposes of calculating the multiples of market price per share to estimated 1999 EPS and to estimated 2000 EPS for each of the Selected Companies, Merrill Lynch used the closing price per share of that company's common stock on January 27, 1999 and its calendar 1999 and 2000, respectively, estimated EPS, as reported by First Call Corporation as of January 19, 2000. The multiples of market capitalization to estimated 1999 EBITDA and to estimated 2000 EBITDA for each of the Selected Companies were based on estimated 1999 EBITDA and estimated 2000 EBITDA, respectively, obtained from various publicly available Wall Street equity research reports. The multiples of pro forma 1999 EBITDA and pro forma 1999 EPS for the Company were based on the Company's unaudited consolidated financial statements for the year ended December 31, 1999, after giving effect to the acquisitions and divestitures which occurred during 1999. The multiples of estimated 2000 EBITDA and estimated 2000 EPS for the Company were based upon the Management Base Case projections.

    The following table sets forth information concerning the range and mean of multiples for the Selected Companies described above, as well as multiples of the same financial metrics for the Company based on the December 13, 1999 closing price of $15.50 per share and the Per Share Amount:

                                                                                                    COMPANY
                                                                  SELECTED COMPANIES         ---------------------
                                                            ------------------------------    $15.50      $21.50
                                                                   RANGE            MEAN     PER SHARE   PER SHARE
                                                            -------------------   --------   ---------   ---------
Market Capitalization to Estimated 1999 EBITDA (or pro
  forma 1999 EBITDA in the case of the Company)...........          3.3x - 5.5x     4.4x       4.2x         4.9x
Market Capitalization to Estimated 2000 EBITDA............          3.2x - 5.3x     4.1x       3.9x         4.6x
Market Price Per Share to Estimated 1999 EPS (or pro forma
  1999 EPS in the case of the Company)....................         5.4x - 12.0x     8.1x       7.7x        10.6x
Market Price Per Share to Estimated 2000 EPS..............          4.8x - 9.7x     7.0x       6.3x         8.7x

    Merrill Lynch then calculated implied equity values per share of Common Stock (1) by applying multiples of market capitalization to 1999 EBITDA and 2000 EBITDA, respectively, ranging from 4.0x to 5.0x, which were derived from the foregoing analysis, to the Company's pro forma 1999 EBITDA and to the Company's estimated 2000 EBITDA based upon (a) the Management Base Case and the Management Downside Case, which were the same for 2000 and are referred to collectively as the "Management Cases," (b) the Equity Investor Case and the Equity Investor Lower Truck Build Case, which were the same for 2000 and are referred to collectively as the "Equity Investor Cases" and (c) the Conservative Case, and
(2) by (a) applying multiples of market price per share to 1999 EPS, ranging from 7.0x to 10.0x, which were derived from the foregoing analysis, to the Company's pro forma 1999 EPS and (b) applying multiples of market price per share to 2000 EPS ranging from 6.0x to 9.0x, which were derived from the foregoing analysis, to the Company's estimated 2000 EPS based upon the Management Cases, the Equity Investor Cases and the Conservative Case.

    The following table presents the ranges of implied equity values per share of Common Stock resulting from this analysis as compared with the Per Share
Amount:

                                                                IMPLIED EQUITY VALUE PER
                                                                         SHARE
                                                                    OF COMMON STOCK
                                                              ----------------------------
                                                                LOW                 HIGH
                                                              --------            --------
EBITDA:
  Pro Forma 1999 EBITDA.....................................   $13.95              $22.00
  Management Cases Estimated 2000 EBITDA....................    16.15               24.75
  Equity Investor Cases Estimated 2000 EBITDA...............    17.60               26.60
  Conservative Case Estimated 2000 EBITDA...................    13.05               20.90

EPS:
  Pro Forma 1999 EPS........................................    14.15               20.20
  Management Cases Estimated 2000 EPS.......................    14.80               22.20
  Equity Investor Cases Estimated 2000 EPS..................    16.35               24.50
  Conservative Case Estimated 2000 EPS......................    11.30               17.00

Per Share Amount............................................             $21.50

    SELECTED ACQUISITION TRANSACTIONS ANALYSIS

    Merrill Lynch reviewed the financial terms of the following selected acquisition transactions (the "Selected Acquisition Transactions") it deemed relevant, which terms are publicly available or, in the case of the Selected Acquisition Transactions made by the Company, provided by the Company:

                  ACQUIROR                                            TARGET
                  --------                                            ------
Johnstown America Industries, Inc.                 Bostrom Seating Inc.
Kuhlman Corp.                                      Schwitzer Inc.
Dana Corp.                                         Hayes-Dana Inc.
Johnstown America Industries, Inc.                 Truck Components Inc.
Eaton Corp.                                        Capco Automotive Products Corp.
Dana Corp.                                         Clark-Hurth Components Co.
Dana Corp.                                         Eaton Corp.--Axle & Brake Division
Eaton Corp.                                        Dana Corp.--Worldwide Clutch Business
Kohlberg Kravis Roberts & Co.                      Accuride Corp.
Borg-Warner Automotive Inc.                        Kuhlman Corp.
Johnstown America Industries, Inc.                 Imperial Group Inc.
Johnstown America Industries, Inc.                 EMI Company
Kelso & Co.                                        Citation Corp.
Transportation Technologies Industries, Inc.       Clark Engineering & Manufacturing Inc.
Transportation Technologies Industries, Inc.       BMC of Virginia, Inc.

    For each of the Selected Acquisition Transactions, Merrill Lynch calculated multiples of transaction value to EBITDA and EBIT (for purposes of this analysis, "EBIT" means earnings before interest and taxes), respectively, of the acquired company for a twelve-month period preceding or overlapping the date of the acquisition announcement. For purposes of this analysis, transaction value was calculated as the total consideration offered for the acquired company, including amounts paid for common equity, the net cost of "in-the-money" options, plus the liquidation value of preferred equity and the value of debt and minority interests less cash and marketable securities.

    This analysis indicated that:

    - total transaction value as a multiple of EBITDA for the Selected Acquisition Transactions ranged from 3.4x to 8.1x, with a mean of 5.8x; and total transaction value as a multiple of EBITDA for the Selected Acquisition Transactions made by the Company ranged from 3.4x to 5.0x, with a mean of 4.6x; and

    - total transaction value as a multiple of EBIT for the Selected Acquisition Transactions ranged from 5.1x to 14.0x, with a mean of 8.2x; and total transaction value as a multiple of EBIT for the Selected Acquisition Transactions made by the Company ranged from 5.1x to 6.2x, with a mean of 5.6x.

    Merrill Lynch then calculated implied equity values per share of Common Stock (1) by applying multiples of total transaction value to EBITDA ranging from 4.5x to 6.0x, which were derived from the foregoing analysis, to the Company's pro forma 1999 EBITDA and (2) by applying multiples of total transaction value to EBIT ranging from 5.0x to 8.2x to the Company's pro forma 1999 EBIT.

    The following table presents the ranges of implied equity values per share of Common Stock, including the mean of the Selected Acquisition Transactions and the mean of the Selected Acquisition Transactions made by the Company, resulting from this analysis as compared with the Per Share Amount:

                                                                  IMPLIED EQUITY VALUE PER SHARE
                                                                          OF COMMON STOCK
                                                             -----------------------------------------
                                                                                   OVERALL    COMPANY
                                                               LOW        HIGH       MEAN       MEAN
                                                             --------   --------   --------   --------
Pro Forma 1999 EBITDA......................................   $18.00     $30.05     $28.45     $18.80
Pro Forma 1999 EBIT........................................    10.75      29.35      29.35      14.25

Per Share Amount...........................................                   $21.50

    DISCOUNTED CASH FLOW ANALYSIS

    Merrill Lynch performed a discounted cash flow analysis of the projected after-tax unlevered free cash flows of the Company based upon each of the four projection cases described under "THE OFFER--Certain Information Concerning the Company" and the Conservative Case for fiscal years 2000 through 2004.

    Using these forecasts, Merrill Lynch calculated implied equity values per share of Common Stock by applying discount rates ranging from 10.0% to 12.0% per year, determined by analyzing the weighted average cost of capital for selected publicly traded heavy-duty truck component companies, and terminal value multiples of average EBITDA for 2000 through 2004 ranging from 4.5x to 5.5x, determined by analyzing the trading characteristics of the common stock of the Selected Companies and the multiples paid in the Selected Acquisition Transactions.

    The following table presents the ranges of implied equity values per share of Common Stock resulting from this analysis as compared with the Per Share
Amount:

                                                                  IMPLIED EQUITY VALUE
                                                                      PER SHARE OF
                                                                      COMMON STOCK
                                                              ----------------------------
                                                                LOW                 HIGH
                                                              --------            --------
  Management Base Case......................................   $17.70              $26.15
  Management Downside Case..................................    14.60               22.25
  Equity Investor Case......................................    22.70               32.20
  Equity Investor Lower Truck Build Case....................    19.45               28.15
  Conservative Case.........................................    12.60               19.70

  Per Share Amount..........................................             $21.50

    LEVERAGED BUYOUT ANALYSIS

    Using the four projection cases described under "THE OFFER--Certain Information Concerning the Company" and the Conservative Case for fiscal years 2000 through 2004, Merrill Lynch performed a leveraged buyout analysis to determine the potential maximum price per share, under current market conditions, that a leveraged buyout purchaser, such as Acquisition, could theoretically pay for the Company. In performing this analysis, Merrill Lynch assumed that (1) acquisition financing could be obtained in the high yield and bank finance market in an amount not to exceed 5.0x pro forma 1999 EBITDA,
(2) a minimum internal rate of return from 25% to 35% on equity invested over a four- to five-year period would be required and (3) a leveraged buyout purchaser would realize value upon a liquidity event based on a multiple of price per share to EPS of not less than 11x EPS.

    The following table presents the ranges of prices per share of Common Stock resulting from this analysis as compared with the Per Share Amount:

                                                                   IMPLIED PRICE PER SHARE
                                                                   OF COMPANY COMMON STOCK
                                                              ----------------------------------
                                                                   LOW                    HIGH
                                                              --------------            --------
Management Base Case........................................  $        18.00             $24.00
Management Downside Case....................................         < 10.00              16.50
Equity Investor Case........................................           25.00              29.00
Equity Investor Lower Truck Build Case......................           17.00              24.00
Conservative Case...........................................         < 10.00              16.50

Per Share Amount............................................                $21.50

    The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selected portions of the analyses or of the summaries set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Merrill Lynch opinion. In arriving at its fairness determination, Merrill Lynch considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transactions. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Merrill Lynch or any other person assumes responsibility if future results are materially different from those forecast. As described above, the Merrill Lynch opinion was among many factors taken into consideration by the Special Committee in making its determination to recommend the Transactions.

    Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Merrill Lynch to act as its financial advisor in connection with the Transactions based on Merrill Lynch's qualifications, expertise and reputation.

    In the ordinary course of Merrill Lynch's business, it may actively trade shares of Company Common Stock and other securities of the Company, for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities.

    Pursuant to an engagement letter dated January 11, 2000 between the Company and Merrill Lynch, the Company agreed to pay Merrill Lynch a fee for providing financial advisory services to the Special Committee in connection with the Transactions, including rendering the opinion described above, which is contingent on the consummation of the Transactions. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement, including fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and its affiliates against certain losses, claims, damages, liabilities and expenses related to or arising out of the performance by Merrill Lynch of services under its engagement.

PURPOSE AND STRUCTURE OF THE TRANSACTIONS

    The purpose of the Transactions is for the Continuing Stockholders and the Preferred Investors to acquire control of, and the entire equity interests in, the Company in a transaction in which the holders of Shares (other than Acquisition and the Continuing Stockholders) would be entitled to receive in exchange for their equity interest in the Company cash in the amount of $21.50 per Share. Such acquisition is structured as a joint tender offer by Acquisition and the Company to purchase at the Per Share Amount all Shares validly tendered and not withdrawn pursuant to the Offer, with Acquisition agreeing to pay for and purchase no fewer than the first 2,750,000 Shares tendered pursuant to the Offer in excess of the Shares paid for and purchased by Acquisition. In addition, in accordance with the Merger Agreement, concurrently with the commencement of the Offer, the Company is commencing tender offers and consent solicitations for all of its outstanding 11 3/4% Senior Subordinated Notes due 2005 and 11 3/4% Series C Senior Subordinated Notes due 2005 (the "Debt Tender Offer").

    As described above, the Board has approved the Merger and the Merger Agreement in accordance with the DGCL and rendered inapplicable the restrictions on mergers contained in Section 203 of the DGCL. The Board will be required to submit the Merger Agreement to the Company's stockholders for adoption at a stockholders' meeting convened for that purpose in accordance with the DGCL. Under the Company's certificate of incorporation, the Merger Agreement must be adopted by the affirmative vote of holders of a majority of the outstanding shares of Common Stock. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders, if necessary, as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement and to include in any proxy or information statement required for such meeting the recommendation of the Board that the Company's stockholders vote in favor of the adoption of the Merger Agreement. IF THE MINIMUM CONDITION IS SATISFIED AND THE SHARES ARE PURCHASED IN THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER IS ASSURED.

PLANS FOR THE COMPANY AFTER THE TRANSACTIONS

    Pursuant to the Merger Agreement, upon completion of the Offer, the Company and Acquisition intend to effect the Merger in accordance with the Merger Agreement. See "SPECIAL FACTORS--The Merger Agreement." Following the Effective Time, the directors of Acquisition immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation. It is currently expected that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by the Company and its subsidiaries. Except as otherwise indicated in this Offer to Purchase, none of Acquisition, the Continuing Stockholders or the Preferred Investors has any present plans or proposals involving the Company or its subsidiaries which relate to or would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation, or a sale or transfer of a material amount of assets, or any material change in the Company's present dividend policy, indebtedness or capitalization, or any other material change in the Company's corporate structure or business. However, the Surviving Corporation's management will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, management or dividend policy that it considers to be in the best interests of the Surviving Corporation and its stockholders. Management may, from time to time, evaluate and review the Company's businesses, operations and properties and make such changes as are deemed appropriate.

    Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, stockholders (other than Acquisition and the Continuing Stockholders with respect to their Retained Shares (as defined below)) will not have the opportunity to participate in the earnings and growth of the Surviving Corporation after the consummation of the Transactions and will not have any right to vote on corporate matters. Similarly, such stockholders will not face the risk of losses generated by the Surviving

Corporation's operations or any decrease in the value of the Surviving Corporation after the consummation of the Merger.

    Following the consummation of the Merger, the Shares will no longer be quoted on the Nasdaq National Market ("Nasdaq"). In addition, the registration of the Shares under the Exchange Act will be terminated. Accordingly, following the consummation of the Merger, there will be no publicly-traded Shares outstanding. See "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration; Margin Regulations." It is expected that, if Shares are not accepted for payment by the Purchasers pursuant to the Offer and the Transactions are not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

    RETAINED INTEREST OF CONTINUING STOCKHOLDERS. Pursuant to the Merger Agreement, upon the consummation of the Merger, certain Shares held by the Continuing Stockholders prior to the consummation of the Merger will be converted into the right to retain shares of common stock, par value $0.01 per share, of the Surviving Corporation (each, a "Retained Share") and certain options held by Continuing Stockholders will represent options to acquire shares of Surviving Corporation common stock, in each case as agreed to by Acquisition and the Continuing Stockholders. See "SPECIAL FACTORS--The Merger Agreement." Such retention of a continuing interest in the equity of the Company pursuant to the Merger Agreement may present the Continuing Stockholders with actual, potential or the appearance of potential conflicts of interest in connection with the Transactions. In considering the recommendation of the Special Committee and the Board with respect to the Transactions, stockholders should be aware of such interests. The Special Committee and the Board were aware of such interests and considered them along with other matters described under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Transactions."

    TREATMENT OF STOCK OPTIONS/RESTRICTED STOCK. The Merger Agreement provides that at the Effective Time, unless otherwise agreed to by the holder thereof, each option to purchase Shares granted under any of the Company's stock option plans or under any other plan or arrangement ("Options"), other than Options which are to be retained by Continuing Stockholders, will be cancelled and each holder of such Option shall receive an amount in cash in respect thereof equal to the product of (i) the excess, if any, of the Per Share Amount over the per Share exercise price of the Options in question and (ii) the number of Shares subject to such Options. In addition, the Merger Agreement provides that the consummation of the Merger will constitute a "Change in Control" for purposes of the shares of restricted stock of the Company granted to certain of the Continuing Stockholders.

    STOCKHOLDERS' AGREEMENT. At the Effective Time of the Merger, the Company, the Continuing Stockholders and the Preferred Investors will enter into a Stockholders' Agreement (the "Stockholders' Agreement"). It is expected that the Stockholders' Agreement will provide the Continuing Stockholders and the Preferred Investors (in their capacity as common stockholders of the Surviving Corporation) with the right to designate directors to the Board of Directors of the Surviving Corporation, provide the Preferred Investors with certain consent rights to significant corporate actions, and provide for customary "tag-along" rights, "drag-along" rights, rights of first refusal and registration rights.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries as provided in the Company's certificate of incorporation, by-laws or indemnification agreements with respect to matters occurring prior to the consummation of the Merger will survive the Merger for a period of not less than six years after the Effective Time. In addition, Acquisition is required to maintain for not less than six years from the consummation of the Merger the current directors' and officers' liability insurance policies maintained by the Company and its subsidiaries. See "SPECIAL FACTORS--The Merger Agreement."

THE MERGER AGREEMENT

    THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ATTACHED HERETO AS ANNEX C. CAPITALIZED TERMS NOT OTHERWISE DEFINED IN THE FOLLOWING SUMMARY SHALL HAVE THE MEANINGS SET FORTH IN THE MERGER AGREEMENT.

    THE OFFER. The Merger Agreement provides that the Purchasers will commence the Offer as promptly as practicable, but in no event later than the fifth business day following the public announcement of the execution of the Merger Agreement, and that, upon the terms and subject to the prior satisfaction of the conditions to each Purchaser's obligation to consummate the Offer, the Purchasers will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that each Purchaser will make all determinations with respect to the terms and conditions (including, without limitation, with respect to the satisfaction or waiver of conditions) applicable to its obligation to consummate the Offer, provided that each such Purchaser will not (i) decrease the Per Share Amount or decrease the number of Shares sought to be purchased by it, (ii) change the form of consideration payable by it pursuant to the Offer (other than by adding consideration), (iii) amend or waive the Minimum Condition or impose any additional conditions on its obligation to consummate the Offer,
(iv) amend any other term or condition of its obligation to consummate the Offer in any manner adverse to the holders of the Shares or (v) extend the expiration date of the Offer beyond April 30, 2000, in each case without the prior written consent of the other Purchaser. Notwithstanding the foregoing, Acquisition may in its sole discretion (and, at the direction of Acquisition, the Company shall) extend the Offer from time to time until April 30, 2000 if, and to the extent that, at the initial Expiration Date (as defined herein), or any extension thereof, any of the conditions to the obligations of the Purchasers to consummate the Offer have not been satisfied or waived (other than the Minimum Condition, as to which Acquisition may extend the Offer up to 10 business days). In addition, the Merger Agreement provides that Acquisition may, in its sole discretion (and, at the direction of Acquisition, the Company shall) increase the Per Share Amount and extend the Offer to the extent required by law in connection with such increase.

    The Merger Agreement also provides that, subject to the terms and conditions provided therein, the Company and Acquisition will each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer.

    OPTION TO PURCHASE ADDITIONAL SHARES. Pursuant to the Merger Agreement, the Company has granted Acquisition an irrevocable option (the "Acquisition Option") to purchase up to that number of newly issued Shares (the "Option Shares") equal to the number of Shares, that when added to the number of Shares owned by Acquisition and its affiliates immediately following consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Option Shares) for a consideration per Option Share equal to the Per Share Amount. The Merger Agreement also provides that the Acquisition Option may be exercised by Acquisition at any time at or after the acceptance for payment by Acquisition of Shares pursuant to the Offer, PROVIDED, HOWEVER, that the number of Option Shares shall not exceed 19.9% of Shares outstanding on the date of the Merger Agreement.

    THE MERGER. The Merger Agreement provides that at the Effective Time, Acquisition will be merged with and into the Company in accordance with the DGCL. As a result of the Merger, the separate corporate existence of Acquisition will cease, and the Company will be the Surviving Corporation.

    The Merger Agreement provides that at the Effective Time, each issued and outstanding share of Common Stock other than (i) Shares held in the Company's treasury, (ii) Shares held directly or indirectly by Acquisition or by a Continuing Stockholder and (iii) Dissenting Shares, will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Per Share Amount. The Merger Agreement also provides that each Share held in the Company's treasury will be cancelled without any conversion thereof and no payment shall be made with respect thereto. Each Share held by a Continuing Stockholder shall be converted into the right to receive one Retained Share, as agreed to by Acquisition and the Continuing Stockholder.

    OPTIONS. The Merger Agreement provides that, unless otherwise agreed to by the holder thereof, the Company shall take all actions necessary and appropriate to provide that, except as set forth below, upon the Effective Time, each outstanding option and related rights to purchase shares of Common Stock or other similar interest (collectively, the "Company Options") granted under any of the Company's stock option plans or under any other plan or arrangement (the "Company Option Plans"), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each holder of such Company Option will receive an amount in cash in respect thereof, if any, equal to the product of
(i) the excess, if any, of the Per Share Amount over the per Share exercise price thereof and (ii) the number of shares of Company Common Stock subject thereto (such payment to be net of applicable withholding taxes). Notwithstanding the foregoing, at the Effective Time, to the extent agreed to by Acquisition and the holder thereof, certain Company Options held by the Continuing Stockholders, whether or not then exercisable or vested (collectively, the "Retained Options"), will, as of the Effective Time, continue to represent options to acquire shares of Surviving Corporation Common Stock.

    THE BOARD. The Merger Agreement provides that promptly after the purchase of and payment for Shares by Acquisition pursuant to the Offer and satisfaction of the Minimum Condition, Acquisition will be entitled to designate for election to the Board such number of persons as will cause a majority of directors of the Company to consist of persons designated by Acquisition (the "Acquisition Directors"). In furtherance thereof, the Company shall promptly, at the Company's election, either increase the size of the Board or take such other actions as may be necessary so as to include on, and cause to be elected to the Board, the Acquisition Directors.

    Following the election or appointment of the Acquisition Directors and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension of the time for the performance of any of the obligations or other acts of Acquisition, any waiver of any of the Company's rights under the Merger Agreement, any action in connection with the Merger Agreement required to be taken by the Board of Directors of the Company, any amendment to the Company's certificate of incorporation, by-laws or the Rights Agreement, or any action that would be reasonably likely to adversely affect the interests of the stockholders of the Company (other than Acquisition, the Continuing Stockholders or their respective affiliates) in any material respect, will require the concurrence of a majority of directors of the Company then in office who are neither designated by Acquisition nor employees of the Company.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Acquisition with respect to, among other things, corporate organization, subsidiaries, capitalization, authority to enter into the Merger Agreement, non-contravention, compliance with applicable laws, filings with the Securities and Exchange Commission (the "Commission"), financial statements, the absence of certain changes or events, litigation, the accuracy of disclosures to be included in the proxy statement and tender offer documents, brokers' fees, receipt of the Financial Advisor Opinion, the applicability of state takeover statutes and the Rights Agreement.

    Acquisition has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement and the transactions contemplated thereby, corporate organization, capitalization, non-contravention, the accuracy of disclosures to be included in the proxy statement and tender offer documents, brokers' fees, sufficient funds and the absence of prior operations.

    Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, when used in connection with the Company or any of its subsidiaries, a "Material Adverse Effect" means any fact, event, change or effect having, or which could reasonably be expected to have, a material adverse effect on the business, properties, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than any facts, events, changes or effects that are applicable to or arise on account of (i) any changes in economic, regulatory or political conditions generally, (ii) the Merger Agreement or the transactions contemplated thereby,
(iii) the industry of the Company generally and (iv) the effect of the public announcement of the transactions contemplated by the Merger Agreement.

    CONDITIONS TO THE MERGER. The respective obligations of Acquisition, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) the Company and Acquisition shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not withdrawn; PROVIDED, HOWEVER, that neither the Company nor Acquisition may invoke this condition if it shall have been the cause of the failure to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer; (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of the Company's stockholders, if required by the Company's organizational documents and the DGCL; (iii) all applicable waiting periods under the HSR Act shall have expired or been terminated; and (iv) no statute, rule, regulation, order, decree or injunction shall have been enacted or issued by any governmental authority which prohibits or restricts the consummation of the Merger, PROVIDED that the parties shall use their reasonable best efforts to have any such order, decree or injunction vacated.

    INTERIM OPERATIONS. The Merger Agreement provides that after the date of the Merger Agreement and prior to the purchase of Shares pursuant to the Offer, subject to certain exceptions, the Company and its subsidiaries will each conduct their respective operations in the ordinary course of business consistent with past practice. Prior to the Effective Time, none of the Company (acting through the Special Committee) or any of its subsidiaries will, directly or indirectly, without the prior written consent of Acquisition:

    (a) amend its certificate of incorporation, by-laws (or similar documents) or amend the Rights Agreement or redeem the rights issued thereunder;

    (b) authorize for issuance, issue or agree to issue any shares of capital stock of any class or any other securities, other than pursuant to any employee benefit plan, option plan or agreement as in effect as of the date hereof, or amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement;

    (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of its subsidiaries;

    (d) except in the ordinary course of business, (i) incur or assume any indebtedness for borrowed money; (ii) assume, guarantee or otherwise become liable or responsible for the obligations of any other person except wholly owned subsidiaries of the Company; or (iii) make any loans, capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company);

    (e) except in the ordinary course of business, enter into, adopt or (except as may be required by law) amend or terminate any employment, severance or other employee benefit agreement, trust or other arrangement for the benefit of any director, officer or employee, or increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement;

    (f) except in the ordinary course of business and except pursuant to any agreements or arrangements in effect on the date of the Merger Agreement, acquire, sell, lease or dispose of any material amount of assets;

    (g) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) enter into any contract or agreement other than in the ordinary course of business; (iii) authorize any expenditures not contemplated by the Company's business plan provided to Acquisition prior to the date hereof which individually is in excess of $1,000,000 or in the aggregate are in excess of $5,000,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph;

    (h) except in the ordinary course of business, pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries; or

    (i) take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect.

    STOCKHOLDERS' MEETING. If required by applicable law to consummate the Merger, as soon as practicable following the consummation of the Offer, the Company, acting though the Board, shall, in accordance with applicable law: (a) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Stockholders' Meeting") as soon as practicable for the purpose of considering and taking action upon the Merger Agreement and approving the Merger; (b) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable best efforts to obtain and furnish the information required by the Commission to be included in the Proxy Statement (as defined below) and, after consultation with Acquisition, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders; and (c) subject to its fiduciary obligations under applicable law as advised by special counsel to the Special Committee, include in the Proxy Statement the recommendation of the Special Committee and the Board that stockholders of the Company vote in favor of the adoption of the Merger Agreement.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not authorize or permit any of its subsidiaries or any of its or subsidiaries' officers, directors, employees or agents to, directly or indirectly, solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person, entity or group (other than Acquisition or any of its affiliates or representatives) concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the

Company or its subsidiaries (an "Acquisition Proposal"). Upon execution of the Merger Agreement, the Company agreed to immediately cease any discussions or negotiations relating to an Acquisition Proposal and to seek to have returned to the Company any confidential information provided in such discussions or negotiations. Notwithstanding the foregoing, if the Company or the Special Committee receives a bona fide unsolicited, written Acquisition Proposal after the date of the Merger Agreement from any person or entity at a price per Share which the Special Committee reasonably concludes, based on the advice of its financial advisor, is in excess of the Per Share Amount, and if the Special Committee reasonably concludes, based upon the advice of its financial advisor and outside legal counsel, that the person or entity delivering such Acquisition Proposal is reasonably capable of consummating such Acquisition Proposal (based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of receipt of required antitrust and other regulatory approvals and the identity and background of such person), then the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to such person or entity pursuant to an appropriate confidentiality agreement and the Company or the Special Committee may participate in and engage in discussions and negotiations with such person or entity regarding such Acquisition Proposal if the Special Committee concludes, based upon the advice of its outside legal counsel, that it is required to take such action in order to comply with its fiduciary duties under applicable law. In the event that, after the Company has received an unsolicited written Acquisition Proposal (without breaching its obligations under the foregoing sentence) prior to the consummation of the Offer, the Special Committee determines, in good faith and based upon the advice of its financial advisor and legal counsel, that it is required to take such action in order to comply with its fiduciary duties under applicable law, the Special Committee may do any or all of the following: (x) withdraw or modify the Board's approval or recommendation of this Agreement, the Offer or the Merger, and disclose to the Company's stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to them, (y) approve or recommend an Acquisition Proposal and (z) terminate this Agreement, PROVIDED, HOWEVER, that
(A) prior to taking any of the foregoing actions, the Company shall have paid Acquisition the amounts payable under the Merger Agreement and (B) prior to taking the action described in clause (z) above, the Special Committee shall have given Acquisition at least two business days' notice (which shall be in writing) that the Special Committee intends to terminate this Agreement and the Special Committee shall have provided Acquisition a reasonable opportunity to respond to such Acquisition Proposal.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries as provided in the Company's certificate of incorporation or by-laws or pursuant to other agreements, or the certificate of incorporation, by-laws or similar documents of any of the Company's subsidiaries with respect to matters occurring prior to the Effective Time will survive the Merger and will continue for a period of not less than six years after the date hereof. Acquisition will cause to be maintained for not less than six years from the consummation of the Merger the current directors' and officers' liability insurance policies maintained by the Company and its subsidiaries; provided that Acquisition may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous with respect to matters occurring prior to the Effective Time to the extent available.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Stockholders' Approval is obtained:

    (a) By mutual written consent of the Company (acting through the Special Committee) and Acquisition.

    (b) By either the Company (acting through the Special Committee) or
       Acquisition:

       (1) if Shares shall not have been purchased pursuant to the Offer on or prior to April 30, 2000; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer on or prior to such date; or

       (2) if any governmental authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling shall have become final and nonappealable.

    (c) By the Company (acting through the Special Committee) prior to the purchase of Shares pursuant to the Offer, as provided above in "No Solicitation;" PROVIDED that in order for the termination of the Merger Agreement pursuant to this paragraph to be deemed effective, the Company shall have complied with all provisions summarized above in "No Solicitation," including the notice provisions therein, and with the applicable requirements summarized below in "Fees and Expenses."

    (d) By the Company (acting through the Special Committee):

       (1) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, provided that the failure of the Company to fulfill any obligation under the Merger Agreement has not been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer; or

       (2) if there shall have been a breach or failure to perform on the part of Acquisition of any of its representations, warranties, covenants or agreements contained herein, except where such breach or failure to perform does not impair the ability of Acquisition to consummate the Offer or the Merger in any material respect or where such breach or failure to perform has been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire).

    (e) By Acquisition:

       (1) if the Special Committee (A) shall withdraw, modify or change its recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing, (B) shall have recommended or resolved to recommend to the Company's stockholders an Acquisition Proposal, or (C) shall have terminated the Merger Agreement as provided above in "No Solicitation;"

       (2) if the Company shall have breached any of its obligations outlined above in "No Solicitation;"

       (3) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, PROVIDED that the failure of Acquisition to fulfill any obligation hereunder has not been the cause of, or resulted in the failure to purchase Shares pursuant to the Offer; or

       (4) if there shall have been a breach or failure to perform on the part of the Company of any of its representations, warranties, covenants or agreements contained herein, except where such breach or failure to perform does not have a Material Adverse Effect or where such breach or failure to perform has been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire).

    FEES AND EXPENSES. Pursuant to the Merger Agreement, upon a termination of the Merger Agreement by the Company pursuant to paragraph (c) under "Termination" or by Acquisition pursuant to paragraph (e)(1), (e)(2) or (e)(4) under "Termination," the Company shall pay to Acquisition (by wire transfer of immediately available funds), within two business days following such termination, documented out-of-pocket fees and expenses up to $11,000,000 actually incurred in connection with the Merger Agreement and the transactions contemplated thereby. In addition, the Company is required to pay to Acquisition the fees and expenses set forth in the immediately preceding sentence if the Merger Agreement is terminated (i) by the Company pursuant to paragraph (b)(1) or (d)(1) under "Termination" above if the Offer expires or is terminated without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer or (ii) by Acquisition pursuant to paragraph (b)(1) or (e)(3) under "Termination" above if the Offer expires or is terminated without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer, and within 180 days after such a termination, the Company enters into a definitive agreement with respect to, and thereafter consummates, an Acquisition Proposal.

    Upon a termination of the Merger Agreement by the Company pursuant to paragraph (b)(1) or (d)(1) under "Termination" above or by Acquisition pursuant to paragraph (b)(1) under "Termination" above (in each case other than as a result of a failure to satisfy the condition set forth in paragraph (b) under "Conditions to the Offer" below), the Company shall pay to Acquisition its documented out-of-pocket fees and expenses up to $8,000,000. Upon a termination of the Merger Agreement by the Company pursuant to paragraph (b)(2), by Acquisition pursuant to paragraph (b)(2) or by Acquisition as a result of a failure of the condition set forth in paragraph (b) or (e) under "Conditions to the Offer" below, the Company shall pay to Acquisition documented out-of-pocket fees and expenses up to $4,000,000 (excluding commitment fees and financial advisory fees under commitment letters).

    Notwithstanding the foregoing, the Company will not be required to make any payment to Acquisition if (i) Acquisition was in material breach of its obligations under the Merger Agreement or (ii) the termination is the result of a breach of the terms of the financing of the Transactions by the financing sources thereunder. Acquisition further agreed that no amounts payable purusant to the Merger Agreement would be paid to any person that is a director or officer of the Company or Acquisition.

APPRAISAL RIGHTS

    Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time who do not vote in favor of the adoption of the Merger Agreement will have the right under the DGCL to dissent and demand appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the Effective Time in accordance with Section 262 of the DGCL.

    Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon factors other than or in addition to the price per Share to be paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer or the Per Share Amount.

    In addition, several decisions by Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in WEINBERGER V. UOP, INC. and RABKIN V. PHILIP A. HUNT CHEMICAL CORP. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, damages or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX D AND THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX D.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a general summary of certain federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). This discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to Holders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. The following does not address the federal income tax consequences to all categories of Holders that may be subject to special rules (E.G., the Continuing Stockholders, Holders which acquired their Shares pursuant to the exercise of employee stock options or other compensation, insurance companies, partnerships, tax-exempt organizations, Holders which are neither citizens nor residents of the United States, or which are foreign corporations or foreign estates or trusts as to the United States, dealers in securities and Holders which have acquired the Shares as part of a straddle, hedge, conversion transaction or other integrated investment), nor does it address the federal income tax consequences to Holders which do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

    EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE RECEIPT OF CASH FOR ITS SHARES PURSUANT TO THE OFFER OR THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For federal income tax purposes, a Holder which sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received and the Holder's adjusted tax basis in the Shares sold pursuant to the Offer or surrendered for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (I.E., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or surrendered for cash pursuant to the Merger. Such capital gain or loss will be long-term capital gain or loss if the Holder has held the Shares for more than one year at the time of the consummation of the Offer or the Merger, as the case may be. For federal income tax purposes, net capital gain recognized by an individual Holder (or an estate or certain trusts) upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. Certain limitations apply to the use of capital losses.

    Notwithstanding the foregoing, all or a portion of the cash received in exchange for Shares pursuant to the Offer or the Merger by a Holder which is deemed to own common stock of the Company pursuant to the constructive ownership rules of Section 318 of the Code as a result of having certain relationships with any of the Continuing Stockholders or the Preferred Investors following consummation of the Merger may be taxable to such Holder as a dividend. Holders should consult their tax advisors regarding the possible application to them of the constructive ownership rules.

FINANCING OF THE TRANSACTIONS

    The Purchasers estimate that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related costs and expenses will be approximately $465.2 million. See "THE OFFER--Fees and Expenses." Acquisition and the Company expect to obtain the financing from borrowings under the facilities and equity investments described below. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE FINANCING CONDITION.

    Acquisition and the Company have received commitments for senior secured financing, senior subordinated financing and preferred equity financing, which will be sufficient to consummate the Offer and the Merger and to pay related costs and expenses.

    SENIOR CREDIT FACILITIES.

    Pursuant to a commitment letter, dated as of January 28, 2000 (the "Senior Commitment Letter"), CIBC, CIBC World Markets, First Union and First Union Securities, CIBC and First Union (collectively, the "Senior Agents") have committed to provide the Company with senior secured credit facilities (the "Senior Credit Facilities") in the aggregate amount of $300 million and CIBC World Markets and First Union Securities have agreed to arrange and syndicate the Senior Credit Facilities to a group of financial institutions (collectively, and together with the Senior Agents, the "Senior Lenders").

    The Senior Credit Facilities will be comprised of (i) $50 million of revolving credit facilities (the "Revolving Credit Facility"), (ii) a $100 million 6-year amortizing term loan facility (the "A Term Loan") and (iii) a $150 million 7-year amortizing term loan facility (the "B Term Loan" and, with the A Term Loan, the "Term Loans").

    The Term Loans may only be incurred upon the consummation of the Offer, may only be used to directly or indirectly finance the Transactions and the costs, fees and expenses associated therewith, and will have a maturity of six years (in the case of A Term Loans) or seven years (in the case of B Term Loans). The Term Loans are to be repaid on a quarterly basis, and to the extent repaid, Term Loans may not be reborrowed.

    The Revolving Credit Facility will have a term of five years and may be used for working capital support and other general corporate purposes of the Company and its subsidiaries, except that no more than $10 million may be borrowed in connection with the consummation of the Offer. The Revolving Credit Facility will be made available to the Company in the form of revolving credit loans (the "Revolving Loans") with sublimits available thereunder for letters of credit and swingline loans.

    INTEREST RATES AND FEES. For the first six months following the closing of the Senior Credit Facilities (the "Senior Credit Facilities Effective Date"), the Revolving Loans and the A Term Loans will bear interest at a rate PER ANNUM equal to, at the Company's election, (i) the applicable LIBOR rate, plus a margin equal to 3.00%, or (ii) the higher of (a) First Union's publicly announced base rate, and (b) the federal funds effective rate plus 0.5% (such higher rate, the "Base Rate"), plus a margin of 1.75%. The B Term Loans will at all times bear interest as a rate PER ANNUM equal to, at the Company's election,
(i) the applicable LIBOR rate, plus a margin equal to 3.50%, or (ii) the Base Rate, plus a margin equal to 2.25%.

    Following the six month anniversary of the Senior Credit Facilities Effective Date, the Revolving Loans and the A Term Loans will bear interest at a fluctuating rate PER ANNUM equal to, at the Company's election (i) the applicable LIBOR rate, plus a margin ranging from 2.00% to 3.00%, based on the Company's leverage ratio, or (ii) the Base Rate, plus a margin ranging from 0.75% to 1.75%, based on the Company's leverage ratio.

    The Company and Acquisition have agreed to pay certain fees in connection with the Senior Credit Facilities, including, without limitation, (i) arrangement fees, (ii) agency fees and (iii) commitment fees. The commitment fees will accrue on the unutilized total commitments under the Senior Credit Facilities at a PER ANNUM rate of 0.50%.

    SCHEDULED AMORTIZATION. The A Term Loans will amortize quarterly over six years, with total annual amortization to be $10 million initially, and increasing pursuant to a schedule up to $25 million total amortization in the final year of the A Term Loans. The B Term Loans will amortize quarterly over seven years, with total annual amortization to be $1.5 million over the first six years and $141 million total amortization in the final year of the B Term Loans.

    MANDATORY PREPAYMENTS. Subject to exceptions to be agreed upon, mandatory repayments of the Term Loans (and after all Term Loans have been repaid in full, mandatory reductions to the commitments under the Revolving Credit Facility) will be required to be made with (i) 75% of all excess cash flow, which percentage will be reduced to 50% whenever the leverage ratio of the Company is less than 3.0x (ii) 100% of net permitted new debt issuances, (iii) 100% of net permitted asset sales proceeds (subject to certain exceptions to be negotiated, including a reinvestment allowance) and (iv) 75% of any net new equity issuance proceeds.

    CONDITIONS PRECEDENT TO CLOSING OF SENIOR CREDIT FACILITIES. The availability of the Senior Credit Facilities will be subject to the satisfaction of conditions precedent typical for this type of facility, including, without limitation, the following: (i) all of the conditions precedent to the consummation of the Offer shall have been satisfied in all material respects and all documentation; (ii) Acquisition and the Company shall have accepted for payment not less than 75% of the Shares in the Offer; (iii) the Company and its domestic subsidiaries shall have executed definitive documentation relating to the Senior Credit Facilities and the transactions contemplated thereby;
(iv) the Company shall have received the proceeds of the Bridge Facility or, alternatively, the New Senior Subordinated Notes and the proceeds of the issuance of the Preferred Stock (all such terms as defined below); (v) the Continuing Stockholders shall have rolled over and/or otherwise invested in $15 million of common equity of the Company, including shares of common stock and options to acquire common stock, in connection with the Transactions, not less than $10 million of which shall have been rolled over by Thomas M. Begel, Camillo M. Santomero III, Andrew M. Weller and James D. Cirar, on terms and conditions reasonably satisfactory to CIBC and First Union; (vi) CIBC and First Union shall be reasonably satisfied that the consolidated capital structure of the Company after giving effect to the Transactions will be consistent in all material respects with certain projections; (vii) all necessary governmental and material third party approvals in connection with the Senior Credit Facilities and the Transactions (other than the Merger) shall have been obtained and remain in effect, subject to exceptions based on materiality standards; (viii) there shall not have occurred any material adverse change in the consolidated financial condition of the Company and its subsidiaries from the historical financial information provided to the Senior Lenders; and (ix) First Union shall be reasonably satisfied that the consolidated EBITDA of the Company on a pro forma basis giving effect to acquisitions completed during 1999 and the sale of the Company's freight car operations, for the latest four quarters for which such information is available shall be equal to at least $87.5 million.

    GUARANTY. All obligations of the Company under the Senior Credit Facilities will be unconditionally guaranteed by each of Company's existing and future domestic subsidiaries (collectively, the "Guarantors").

    SECURITY. The obligations of the Company and the Guarantors in respect of the Senior Credit Facilities will be secured by a first priority perfected security interest (subject to certain permitted liens to be agreed upon) in (i) 100% of the capital stock of each Guarantor and 65% of the capital stock of each direct foreign subsidiary of the Company and (ii) all other available assets of the Company and each Guarantor, other than exceptions customary for transactions of this type.

    FINANCIAL COVENANTS. The Senior Credit Facilities will contain financial covenants customary for transactions of this type to be negotiated.

    OTHER COVENANTS. The Senior Credit Facilities will contain covenants typical for such types of facilities to be negotiated. Such covenants could be expected to include the following: (i) restrictions on indebtedness and liens,
(ii) restrictions on mergers, acquisitions and dispositions of assets,
(iii) restrictions
on investments, (iv) restrictions on dividends and other restricted payments,
(v) restrictions on transactions with affiliates, (vi) a negative pledge,
(viii) restrictions on certain amendments, (ix) restrictions on capital expenditures and (x) other covenants, including affirmative covenants to be agreed upon. The Senior Credit Facilities will also contain environmental covenants requiring the Company to complete environmental investigations on specified real property owned by the Company and to undertake such remediation activities as agreed to with the Senior Lenders.

    EVENTS OF DEFAULT. The Senior Credit Facilities will contain events of default typical for these types of facilities to be negotiated. Such events of default could be expected to include the following: (i) non-payment of amounts under the Senior Credit Facilities, (ii) material misrepresentations, (iii) covenant defaults, (iv) cross-defaults to other indebtedness, (v) judgment defaults, (vi) bankruptcy and (vii) a change of control of the Company, in each case, subject to grace periods, exceptions and thresholds to be agreed upon.

    BRIDGE FACILITY.

    Pursuant to a letter dated January 28, 2000 (the "Bridge Commitment Letter"), CIBC World Markets and First Union Investors, Inc. (collectively, the "Bridge Lenders") have committed to provide the Company with a $125 million senior subordinated increasing rate bridge facility (the "Bridge Facility"). Notwithstanding the availability of the Bridge Facility, the Company is considering an offering of senior subordinated notes (the "New Senior Subordinated Notes") in connection with the consummation of the Offer. In the event such an offering of New Senior Subordinated Notes is consummated, the Company will not utilize the Bridge Facility and the commitments in respect thereof will be terminated. The New Senior Subordinated Notes are described below under the heading "Possible Senior Subordinated Notes Offering." If utilized (in lieu of an offering of the New Senior Subordinated Notes), the Bridge Facility may be used to finance the Transactions, to refinance existing indebtedness of the Company and to pay any fees and expenses incurred therewith. The Bridge Facility will mature and must be repaid in full on the earlier of
(a) the one year anniversary of the funding date of the Bridge Facility (the"Bridge Facility Funding Date") and (b) the closing date of the subsequent issuance of the New Senior Subordinated Notes or any other financing undertaken to repay the Bridge Facility, PROVIDED, HOWEVER, that under certain conditions, the maturity date of the Bridge Facility may be extended to the eighth anniversary of the funding date of the Bridge Facility.

    INTEREST RATES AND FEES. Interest on the Bridge Facility will be payable semi-annually, in arrears, at an interest rate determined as follows:

         DAYS AFTER BRIDGE FACILITY                        INTEREST RATE IS THE
                FUNDING DATE                                    GREATER OF:
         --------------------------                        --------------------
                    0-90                                 12.50% and LIBOR + 6.50%
                   91-180                                13.25% and LIBOR + 7.25%
                   181-270                               14.00% and LIBOR + 8.00%
                   271-360                               14.75% and LIBOR + 8.75%
                 Thereafter                              15.00% and LIBOR + 9.00%

    Interest on the Bridge Facility will be subject to a maximum annual interest rate of 18%, with any interest in excess of 15% payable in-kind at the Company's option. The Company and Acquisition have also agreed to pay certain fees in connection with the Bridge Facility, including, without limitation, (i) funding fees, (ii) commitment fees and (iii) fees in connection with an issuance of securities to refinance the Bridge Facility.

    If the Company shall have failed to issue the New Senior Subordinated Notes or obtain other financing to repay the Bridge Facility within one year after the Bridge Facility Funding Date, the maturity of the Bridge Facility will be extended to the eighth anniversary of the Bridge Facility Funding Date subject to the conditions that there exist no (a) bankruptcy or insolvency proceeding with respect to the Company or any significant subsidiary, (b) payment default in respect of the Bridge Facility and (c) no payment default at maturity (or acceleration of the maturity) of other indebtedness, individually or in the aggregate, in excess of $5 million. At any time following the one year anniversary of the Bridge Facility Funding Date, the Bridge Lenders may require that the Company exchange the Bridge Facility for long-term notes which shall bear interest at the rate then borne by the Bridge Facility, and which shall have similar terms and conditions to high yield debt securities issued for cash in the then prevailing market conditions.

    OPTIONAL REPAYMENTS. At the Company's option, the Bridge Facility may be repaid, in whole or in part, at a redemption price (expressed as a percentage of the amount of the Bridge Facility outstanding at the time of such optional repayment, such amount herein referred to as the "Bridge Facility Repayment Percentage"), together with accrued and unpaid interest, if any, to the date of any such repayment. From the Bridge Facility Funding Date to 180 days after the Bridge Facility Funding Date, the Bridge Facility Repayment Percentage shall be 100%. From 181 days after the Bridge Facility Funding Date to 270 days after the Bridge Facility Funding Date, the Bridge Facility Repayment Percentage shall be 102%. Thereafter, the Bridge Facility Repayment Percentage shall be 103%.

    MANDATORY REPAYMENTS/CHANGE IN CONTROL. To the extent that such proceeds are not used to repay the Senior Credit Facilities, mandatory repayment of the Bridge Facility, plus accrued interest and any other amounts payable under the Bridge Facility, must be made with the net proceeds of any sales of debt securities or equity securities in a public offering or private placement by the Company or any of its domestic subsidiaries. In addition, upon a change in control of the Company, the Company will be required to make an offer to repay the Bridge Facility, plus accrued interest and any other amounts payable under the Bridge Facility, at 101% of the total amount outstanding.

    CONDITIONS PRECEDENT TO CLOSING OF BRIDGE FACILITY. The availability of the Bridge Facility will be subject to the satisfaction of conditions precedent typical for this type of facility, including, without limitation, the following:
(i) all of the conditions precedent to the consummation of the Offer shall have been satisfied in all material respects; (ii) Acquisition and the Company shall have accepted for payment not less than 75% of the Shares in the Offer; (iii) the Company and the Bridge Lenders shall have entered into definitive documentation relating to the Bridge Facility and the transactions contemplated thereby; (iv) the Company shall have received the proceeds of the issuance of the Preferred Stock and the portion of the Senior Credit Facilities to be funded on the Bridge Facility Funding Date; (v) the Continuing Stockholders shall have rolled over and/or otherwise invested in $15 million of common equity of the Company, including shares of common stock and options to acquire common stock, in connection with the Transactions, not less than $10 million of which shall have been rolled over by Thomas M. Begel, Camillo M. Santomero III,
Andrew M. Weller and James D. Cirar, on terms and conditions reasonably satisfactory to the Bridge Lenders; (vi) the Bridge Lenders shall be reasonably satisfied that the consolidated capital structure of the Company will be consistent in all material respects with certain projections; (vii) all necessary governmental and material third party approvals in connection with the Bridge Facility and the Transactions (other than the Merger) shall have been obtained and remain in effect, subject to exceptions based on materiality standards; (viii) there shall not have occurred any material adverse change in the consolidated financial condition of the Company and its subsidiaries from the historical financial information provided to the Bridge Lenders; and (ix) the Bridge Lenders shall be reasonably satisfied that the consolidated EBITDA of the Company, on a pro forma basis giving effect to acquisitions completed during 1999 and the sale of the Company's freight car operations, for the latest four quarters for which such information is available shall be equal to at least $87.5 million.

    OTHER COVENANTS. The Bridge Facility will contain covenants typical for such types of facilities, including, without limitation, (i) restrictions on the incurrence of indebtedness and other senior subordinated indebtedness, (ii) restrictions on mergers, acquisitions and dispositions of assets, (iii) restrictions on sale-leaseback transactions, (iv) restrictions on dividends, (v) restrictions on transactions with affiliates and formation of subsidiaries, (vi) restrictions on investments, (vii) maintenance of existence and properties,
(viii) restrictions on liens and other encumbrances, (ix) financial reporting requirements, and (x) compliance with laws.

    EVENTS OF DEFAULT. The Bridge Facility will contain events of default typical for these types of facilities (subject in each case to mutually agreeable grace periods and materiality thresholds), including, without limitation, (i) non-payment of amounts under the Bridge Facility, (ii) material misrepresentations, (iii) covenant defaults, (iv) cross-acceleration provisions with respect to other indebtedness, (v) judgment defaults and (vi) bankruptcy.

    WARRANTS. On the Bridge Facility Funding Date, the Company shall place into escrow detachable warrants (the "Warrants") exercisable for 15% of the fully diluted common stock of the Company, subject to customary anti-dilution provisions, at an exercise price of $.01 per share. The Bridge Lenders will receive Warrants from escrow if the Bridge Facility remains outstanding for (x) 180 days following the Bridge Facility Funding Date, for 5% of the fully diluted common stock of the Company, (y) 270 days following the Bridge Facility Funding Date, for an additional 5% of the fully diluted common stock of the Company, and
(z) 360 days following the Bridge Facility Funding Date, for an additional 5% of the fully diluted common stock of the Company. Any Warrants remaining in escrow at the time the Bridge Facility is repaid shall be released to the Company for cancellation.

    POSSIBLE SENIOR SUBORDINATED NOTES OFFERING. The Company is considering conducting an offering of New Senior Subordinated Notes, the proceeds of which may be used to finance the Transactions, refinance existing indebtedness of the Company and pay any fees and expenses incurred therewith. In the event that the Company issues New Senior Subordinated Notes on or prior to the closing of the Offer, the Company will not enter into, or draw upon, the Bridge Facility. In the event that the New Senior Subordinated Notes are not issued on or prior to the closing of the Offer and the Company has utilized the Bridge Facility, the Company may thereafter conduct an offering of the New Senior Subordinated Notes, the proceeds of which (in whole or in part) would be used to repay the Bridge Facility in full.

    PREFERRED STOCK FINANCING. Pursuant to a commitment letter, dated as of January 28, 2000, the Preferred Investors have committed to purchase senior preferred stock of Acquisition (which will become preferred stock of the Surviving Corporation upon consummation of the Merger)(the "Preferred Stock"). In connection with their purchase of the Preferred Stock, at the effective time of the Merger, the Preferred Investors will receive shares of common stock of the Surviving Corporation representing 50% of the shares of common stock of the Surviving Corporation on a fully diluted basis. Certain Continuing Stockholders may sell shares of common stock held by them to the Preferred Investors prior to the consummation of the Offer at the Per Share Amount, which shares may be used by the Preferred Investors as part of the consideration (valued at the Per Share Amount) for the Preferred Stock. The proceeds from the issuance of the Preferred Stock may be used to finance the Transactions, to refinance existing indebtedness of the Company and to pay any fees and expenses incurred therewith.

    DIVIDENDS. Dividends on the Preferred Stock will be payable quarterly in arrears at the rate of 14.5% per annum, compounded quarterly. On any dividend payment date occurring prior to the fifth anniversary from the date of issuance of the Preferred Stock, dividends may be paid, at the Company's option, in cash or may be added to the liquidation value of the Preferred Stock. From and after the fifth anniversary of the issuance of the Preferred Stock, dividends will be payable only in cash. In the event that any dividend after the fifth anniversary is not paid in full in cash or in the event of certain other events described under "Voting" below, the dividend rate on the Preferred Stock will increase by 2.0% until such dividend is paid or such event is cured.

    OPTIONAL REDEMPTION. At the Company's option, the Preferred Stock will be redeemeable, in whole or in part, at the following percentages of the liquidation preference thereof commencing on the dates indicated below:

PERIOD                                                        PERCENTAGE
------                                                        ----------
Issue Date--Second Anniversary..............................    114.500%
Third Anniversary...........................................    112.083%
Fourth Anniversary..........................................    109.667%
Fifth Anniversary...........................................    107.250%
Sixth Anniversary...........................................    104.833%
Seventh Anniversary.........................................    102.417%
Eighth Anniversary..........................................    100.000%

    MANDATORY REPAYMENTS/CHANGE IN CONTROL. The Company is required to make an offer to redeem all of the Preferred Stock upon the occurrence of a Change in Control (to be defined) at 101.0% of the aggregate liquidation preference to the date of purchase.

    CONDITIONS PRECEDENT TO PREFERRED STOCK ISSUANCE. The obligations of the Preferred Investors to purchase the Preferred Stock will be subject to the satisfaction of conditions precedent typical for this type of commitment, including, without limitation, the following: (i) all of the conditions precedent to the consummation of the Offer shall have been satisfied in all material respects; (ii) Acquisition and the Company shall have accepted for payment not less than 75% of the Shares in the Offer; (iii) the Company shall have received the proceeds of the Senior Credit Facility and either the Bridge Facility or the New Senior Subordinated Notes; (iv) the Continuing Stockholders shall have rolled over and/or otherwise invested in $15 million of common equity of the Company, including shares of common stock and options to acquire common stock, in connection with the Transactions, not less than $10 million of which shall have been rolled over by Thomas M. Begel, Camillo M. Santomero III, Andrew
M. Weller and James D. Cirar, on terms and conditions reasonably satisfactory to the Preferred Investors; (v) the Preferred Investors shall be reasonably satisfied that the consolidated capital structure of the Company will be consistent in all material respects with certain projections; (vi) all necessary governmental and material third party approvals in connection with the Senior Credit Facility and the Transactions (other than the Merger) shall have been obtained and remain in effect; (vii) there shall not have occurred any material adverse change in the consolidated financial condition of the Company and its subsidiaries from the historical financial information provided to the Preferred Investors; and (viii) the Preferred Investors shall be reasonably satisfied that the consolidated EBITDA of the Company, on a pro forma basis giving effect to acquisitions completed during 1999 and the sale of the Company's freight car operations, for the latest four quarter period for which such information is available shall be equal to at least $87.5 million.

    VOTING. The Preferred Stock will be non-voting, except as otherwise required by law. Upon the occurrence of (after reasonable and customary cure periods), (i) payment defaults (in the case of dividend payments, any failure to pay three or more quarterly dividend payments after the fifth anniversary of issuance), (ii) covenant defaults, (iii) judgments and (iv) cross-acceleration and failure to pay at final maturity other indebtedness aggregating $5 million or more, the holders of the Preferred Stock will be entitled to appoint to the Board of Directors of the Company the lesser of two additional directors or 20% of the Company's Board of Directors.

    RESTRICTIVE PROVISIONS. The certificate of designation setting forth the terms of the Preferred Stock will contain customary affirmative and negative covenants, including without limitation, restrictions on the ability of the Company to incur additional indebtedness, pay dividends, repurchase or redeem capital stock, make certain other restricted payments and investments, impose restrictions on the ability of the Company's subsidiaries to pay dividends or make certain payments to the Company, create liens, enter into transactions with affiliates, sell assets, issue capital stock, merge, consolidate or transfer all or substantially all of their respective assets, enter into sale and leaseback transactions and enter into businesses not reasonably related to the business of the Company and its subsidiaries on the date of issuance.

    RANKING. The Preferred Stock will rank senior to all other outstanding classes of capital stock of the Company. The certificate of designation for the Preferred Stock will prohibit the issuance of any senior or parity equity securities without the consent of holders of a majority of the outstanding shares of Preferred Stock.

    REGISTRATION RIGHTS. It is expected that the Company will grant the holders of the Preferred Stock with customary registration rights, including, without limitation, the right to require the Company to effect a registered exchange offer to be filed within 60 days of the earlier of the one-year anniversary of the issuance of the Preferred Stock and the consummation of the issuance of the Permanent Notes, to be declared effective 180 days after filing and to be consummated within 30 days after being declared effective or, if not permitted by applicable law, to effect a shelf registration on comparable terms.

BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth information, based on reports filed by such persons with the Commission, with respect to ownership of the shares of Common Stock held by the directors and executive officers of the Company, and with respect to ownership by persons believed by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock.

                                                          NUMBER OF SHARES OF   PERCENT OF OUTSTANDING
NAME                                                         COMMON STOCK            COMMON STOCK
----                                                      -------------------   ----------------------
Dimensional Fund Advisors Inc. (1)......................         632,200                  6.1%
Thomas M. Begel (2).....................................         404,402                  3.9%
James D. Cirar (3)......................................         135,398                  1.3%
Fred D. Culbreath.......................................         106,756                    *
Joseph A. Hicks.........................................          49,984                    *
Robert L. Jackson (4)...................................          15,105                    *
Timothy A. Masek (5)....................................          43,428                    *
John D. McClain.........................................               0                   --
Donald C. Mueller (6)...................................           7,142                    *
Camillo M. Santomero III (7)............................         173,000                  1.7%
R. Philip Silver (8)....................................          20,000                    *
Francis A. Stroble (8)..................................          22,000                    *
Kenneth M. Tallering (9)................................          62,096                    *
Andrew M. Weller (10)...................................         151,933                  1.5%
John C. Wilkinson (11)..................................          30,000                    *
Brent Williams (12).....................................           7,500                    *
Directors and Executive Officers as a group (15
  persons) (13).........................................       1,228,744                 11.9%

------------------------

*   Less than 1%.

(1) The number of shares beneficially held by Dimensional Fund Advisors Inc. is based upon the Schedule 13G filed by Dimensional Fund Advisors Inc. on February 12, 1999. The address of Dimensional Fund Advisors Inc. is 12999 Ocean Avenue, Santa Monica, CA 90401.

(2) Includes 50,000 shares of common stock subject to currently exercisable options, 3,390 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 29,500 shares of restricted common stock.

(3) Includes 100,000 shares of common stock subject to currently exercisable options and 13,398 shares of common stock held in a self-directed IRA.

(4) Includes 13,333 shares of common stock subject to currently exercisable options and 1,772 shares of common stock held through the Company's 401(k) plan as of December 31, 1999.

(5) Includes 18,800 shares of common stock subject to currently exercisable options, 2,228 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 19,500 shares of restricted common stock.

(6) Includes 6,667 shares of common stock subject to currently exercisable options and 475 shares of common stock held through the Company's 401(k) plan as of December 31, 1999.

(7) Mr. Santomero is a private investor and Senior Consultant to Chase Capital Partners (formerly Chemical Venture Partners), which beneficially owns shares of common stock, but Mr. Santomero disclaims beneficial ownership of such shares. Mr. Santomero, however, has an interest in a pool of securities, including shares of common stock of the Company, acquired by Chemical Equity Associates at the time he was a General Partner of Chemical Venture Partners (now Chase Capital Partners). Mr. Santomero holds options to purchase 23,000 shares of common stock, of which 20,000 are currently exercisable.

(8) Messrs. Silver and Stroble each hold options to purchase 23,000 shares of common stock, of which 20,000 are currently exercisable.

(9) Includes 37,500 shares of common stock subject to currently exercisable options, 3,796 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 19,500 shares of restricted common stock.

(10) Includes 105,000 shares of common stock subject to currently exercisable options, 3,433 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 29,500 shares of restricted common stock.

(11) Includes 30,000 shares of restricted common stock.

(12) Includes 7,500 shares of common stock subject to currently exercisable options.

(13) Includes 398,800 shares of common stock subject to currently exercisable options, 15,694 shares of common stock held through the Company's 401(k) plan as of December 31, 1999 and 128,000 shares of restricted common stock.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

    To the Company's and Acquisition's knowledge, no transactions in the Shares, other than ordinary course purchases under the Company's 401(k) savings plan, have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Acquisition or its executive officers, directors, affiliates or subsidiaries.

    Since the commencement of the Company's second full fiscal year preceding the date of this Offer to Purchase, no purchases of Shares were made by the Company or Acquisition.

    Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its affiliates, directors or executive officers or any person controlling the Company, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since the second full fiscal year preceding the date of this Offer to Purchase, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, has been entered into or has occurred between any affiliates of the Company or between the Company or any of its affiliates and any unaffiliated person. Except as described in this Offer to Purchase, since the third full fiscal year preceding the date of this Offer to Purchase, the Company has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933 or (ii) exempt from registration under the Securities Act of 1933 pursuant to Regulation A thereunder.

    To the best of the Company's knowledge, after reasonable inquiry, none of the directors or executive officers of the Company, other than R. Phillip Silver and Francis A. Stroble, intend to tender Shares held by them pursuant to the Offer.

CERTAIN EFFECTS OF THE TRANSACTIONS

    MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    NASDAQ NATIONAL MARKET LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq National Market, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $5,000,000, have at least two market makers, have net tangible assets of at least $4 million, and have a minimum bid price of $1 or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot stockholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least 4 market makers and have either (A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000.

    If the Nasdaq National Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Per Share Amount.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated.

    IF THE NASDAQ LISTING AND THE EXCHANGE ACT REGISTRATION OF THE SHARES ARE NOT TERMINATED PRIOR TO THE MERGER, THEN THE LISTING OF THE SHARES ON THE NASDAQ AND THE REGISTRATION OF THE SHARES UNDER THE EXCHANGE ACT WILL BE TERMINATED FOLLOWING THE CONSUMMATION OF THE MERGER.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve System and therefore could no longer be used as collateral for loans made by brokers.

                                   THE OFFER

TERMS OF THE OFFER.

    Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Acquisition and the Company will purchase Shares validly tendered prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with "THE OFFER--Withdrawal Rights." The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Friday, March 3, 2000, unless and until Acquisition, in its sole discretion, in accordance with the terms of the Merger Agreement, shall have directed the Company to extend the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company at the direction of Acquisition in its sole discretion, shall expire. Pursuant to the Merger Agreement, if any conditions to the Purchasers' obligations to accept for payment and pay for Shares pursuant to the Offer are not satisfied on the scheduled Expiration Date, Acquisition may, in its sole discretion (and, at the direction of Acquisition, the Company shall), extend the Offer for additional periods until April 30, 2000 (except as to the Minimum Condition, as to which Acquisition may extend the Offer for up to 10 business days).

    Acquisition's obligation to consummate the Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the Company's and Acquisition's obtaining the proceeds of the Financing in order to comply with the Financing Condition. If any such condition is not satisfied or if any or all of the other events set forth in "THE OFFER--Conditions of the Offer" shall have occurred or shall be determined by Acquisition to have occurred prior to the Expiration Date, Acquisition expressly reserves the right, subject to the terms of the Merger Agreement and compliance with the rules and regulations of the Exchange Act, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been tendered during the period or periods for which the Offer is extended, or (iv) subject to the next paragraph, amend the Offer. If any of the events set forth in "THE OFFER--Conditions of the Offer" shall have occurred or shall be determined by the Company to have occurred prior to the Expiration Date, the Company expressly reserves the right, subject to the terms of the Merger Agreement and compliance with the rules and regulations of the Exchange Act, to (i) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders or (ii) waive any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Shares validly tendered.

    The Merger Agreement provides that Acquisition will not, without the prior written consent of the Company (acting through the Special Committee),
(i) decrease the Per Share Amount or the number of Shares sought by it in the Offer, (ii) change the form of consideration to be paid by it in the Offer,
(iii) amend or waive the Minimum Condition or impose any additional conditions on its obligation to consummate the Offer, (iv) amend any other term of the Offer in any manner adverse to the holders of the Shares or (v) extend the expiration date of the Offer beyond April 30, 2000, PROVIDED, HOWEVER, that the Offer may be extended in connection with an increase in the Per Share Amount by Acquisition to the extent required by law in connection with such increase so as to comply with applicable rules and regulations of the Commission. The Merger Agreement further provides that the Company will not, without the prior written consent of Acquisition, (i) decrease the Per Share Amount or the number of Shares sought by it in the Offer, (ii) change the form of consideration to be paid by it in the Offer, (iii) amend or waive the Minimum Condition or impose any additional conditions on its obligation to consummate the Offer, (iv) amend any other term of the Offer in any manner adverse to Acquisition or (v) extend the expiration date of the Offer beyond April 30, 2000.

    Subject to the applicable regulations of the Commission, the Purchasers expressly reserve the right, subject to the terms of the Merger Agreement, in their sole discretion, at any time and from time to time,

(i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in "THE OFFER--Conditions to the Offer" or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events specified in "THE OFFER--Conditions to the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

    The Merger Agreement requires the Purchasers to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied or waived on the Expiration Date.

    Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with Rules 13e-4(e), 14d-4(c), 14d-6(d) and 14e-1(d) under the Exchange Act. Without limiting the obligation of the Purchasers under such Rules or the manner in which the Purchasers may choose to make any public announcement, the Purchasers currently intend to make announcements by issuing a press release to the Dow Jones News Service.

    If the Purchasers are delayed in their payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "THE OFFER--Withdrawal Rights." However, the ability of the Purchasers to delay the payment for Shares which the Purchasers have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

    If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer (including a waiver of the Minimum Condition), the Purchasers will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(c), 14d-6(d) and 14e-1 promulgated under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition, such as the Minimum Condition, is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 promulgated under the Exchange Act. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, the Purchasers increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

    If requested by Acquisition, the Company will promptly provide Acquisition with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchasers will purchase, by accepting for payment, and will pay for, as soon as practicable after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with "THE OFFER--Withdrawal Rights." Subject to applicable rules of the Commission and the Merger Agreement, the Purchasers expressly reserve the right, in Acquisition's sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. See "THE OFFER--Conditions to the Offer."

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or a timely Book Entry Confirmation (as defined below) with respect thereto, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal.

    For purposes of the Offer, the Purchasers will be deemed to have accepted for payment and thereby purchased Shares properly tendered to the Purchasers and not withdrawn, if, as and when the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchasers and transmitting payments to tendering stockholders.

    If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates submitted represent more Shares than are tendered, certificates for Shares not purchased or tendered will be returned to the tendering stockholder without expense to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth in "THE OFFER--Procedures for Tendering Shares," such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

    If, prior to the Expiration Date, the Purchasers increase the consideration to be paid per Share pursuant to the Offer, the Purchasers will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

    Acquisition reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Acquisition of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

PROCEDURES FOR TENDERING SHARES.

    VALID TENDER. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) the certificates evidencing tendered Shares along with the Letter of Transmittal must be received by the Depositary or Shares must be tendered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below), and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation"), which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchasers may enforce such agreement against such participant.

    SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution.

    If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment or not tendered are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered if all of the following conditions are met:

    (i) the tender is made by or through an Eligible Institution;

    (ii) prior to the Expiration Date, the Depositary receives a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchasers herewith; and

   (iii) in the case of a guarantee of Shares, the certificates for (or a Book-Entry Confirmation with respect to) such Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    BINDING AGREEMENT. The Purchasers' acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchasers upon the terms and subject to the conditions of the Offer.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Purchasers, in their sole discretion, which determination will be final and binding. The Purchasers reserve the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of counsel for Acquisition or the Company, be unlawful. The Purchasers also reserve the absolute right, in their sole discretion, subject to the provisions of the Merger Agreement, to waive any conditions of the Offer or any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived.

    Subject to the terms of the Merger Agreement, the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Purchasers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

    APPOINTMENT. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), the tendering stockholder irrevocably appoints, with respect to the Shares purchased by Acquisition, designees of Acquisition as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered thereby and accepted for payment by Acquisition and with respect to any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such purchased Shares (collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, when, and only to the extent that Acquisition accepts such Shares for payment pursuant to the Offer. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment by Acquisition of Shares tendered in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Acquisition will, with respect to the Shares purchased by Acquisition, thereby be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion deem proper at any annual, special adjourned or postponed meeting of the Company's stockholders, by written consent or otherwise and Acquisition reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Acquisition's acceptance for payment of such Shares, Acquisition must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions).

    BACKUP WITHHOLDING. To prevent backup federal income tax withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, a tendering stockholder, or its assignee (in either case, the "Payee"), must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing and signing the Substitute
Form W-9 provided in the Letter of Transmittal. If backup withholding applies with respect to a stockholder, the Depositary is required to withhold and deposit with the Internal Revenue Service 31% of any payments made to such stockholder. Certain stockholders (including all corporations and certain foreign individuals) are exempt from backup withholding. In order for a foreign stockholder to qualify as an exempt recipient, the stockholder must submit an IRS Form W-8, signed under penalties of perjury, attesting to the stockholder's exempt status. See Instruction 10 to the Letter of Transmittal.

WITHDRAWAL RIGHTS.

    Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchasers pursuant to the Offer, may also be withdrawn at any time after April 2, 2000, or at such later time as may apply if the Offer is extended.

    If the Purchasers extend the Offer, are delayed in their acceptance for payment of, or payment for, Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in "THE OFFER--Withdrawal Rights." Any such delay will be by an extension of the Offer to the extent required by law. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF SHARES BE PAID BY THE PURCHASERS, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in "THE OFFER--Procedures for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in "THE OFFER--Procedures for Tendering Shares" at any time prior to the Expiration Date.

PRICE RANGE OF THE SHARES; DIVIDENDS.

    The Shares are listed and traded on the Nasdaq under the symbol "TTII." The following table sets forth, for the quarters indicated, the high and low closing sales prices per Share as reported on the Dow Jones News Service. The Company has never paid any dividends on the Common Stock, and expects for the foreseeable future to retain all of its earnings from operations for use in expanding and developing its business.

                                                                HIGH       LOW
                                                              --------   --------
1998:
  First Quarter ended March 31, 1998........................   $17.75     $ 9.13
  Second Quarter ended June 30, 1998........................    19.15      12.75
  Third Quarter ended September 30, 1998....................    19.94      10.25
  Fourth Quarter ended December 31, 1998....................    16.75      10.00
1999:
  First Quarter ended March 31, 1999........................   $17.50     $12.75
  Second Quarter ended June 30, 1999........................    19.25      12.50
  Third Quarter ended September 30, 1999....................    19.75      12.63
  Fourth Quarter ended December 31, 1999....................    18.94      12.75
2000:
  First Quarter ending March 31, 2000.......................   $20.56     $17.00
    (through February 2, 2000)

    On December 13, 1999, the last full trading day prior to public announcement that the Company had received a proposal from the investor group with respect to a possible acquisition of the Company, the reported closing price on the Nasdaq was $15.50 per Share. On January 28, 2000, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the reported closing price on the Nasdaq was $17.81 per Share. On February 2, 2000, the last full trading day prior to the commencement of the Offer, the reported closing price per Share on the Nasdaq was $20.56. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Acquisition, and Acquisition does not intend to consent to any such declaration or payment.

EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to Nasdaq listing, Exchange Act registration and availability of margin credit. See "SPECIAL FACTORS--Certain Effects of the Transactions."

CERTAIN INFORMATION CONCERNING THE COMPANY.

    GENERAL. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Historical Financial Information," has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Acquisition, the Information Agent or the Dealer Managers assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Acquisition or the Information Agent.

    The Company is a Delaware corporation with its principal executive offices located at 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois, 60611. The Company is a leading manufacturer of components for heavy-duty and medium-duty trucks and buses and the trucks parts aftermarket. The Company's product lines include Gunite wheel-end components, Brillion custom iron castings, Imperial body and chassis components, Bostrom truck and bus seating systems and Fabco steerable drive axles and gearboxes. The Company has manufacturing operations in Alabama, California, Illinois, Indiana, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

    During the last five years, neither the Company nor, to the best knowledge of the Company, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    Certain information concerning the directors and executive officers of the Company is set forth in Schedule I hereto.

    AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the Commission's EDGAR System.

    SELECTED HISTORICAL FINANCIAL INFORMATION. Set forth below is certain summary consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited financial statements contained in the Company's Current Report on Form 8-K, dated August 12, 1999, and the unaudited financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each as filed with the Commission pursuant to the Exchange Act.

    More comprehensive financial information and other information is included in such reports and in other documents filed by the Company with the Commission, the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein. Such reports, documents and financial information may be inspected and copies may be obtained from the Commission in the manner set forth above.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                       CONSOLIDATED STATEMENTS OF INCOME

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             YEAR ENDED DECEMBER 31,
                                                        NINE MONTHS ENDED    ------------------------
                                                        SEPTEMBER 30, 1999      1998          1997
                                                        ------------------   ----------    ----------
                                                           (UNAUDITED)
Net sales.............................................        $392,728        $433,563      $415,866
Costs of sales........................................         313,308         343,852       329,678
                                                              --------        --------      --------
Gross profit..........................................          79,420          89,711        86,188
Selling, general and administrative expenses..........          32,308          38,434        35,719
Amortization expense..................................           5,629           6,773         6,798
Pension termination gain..............................              --          (1,688)           --
Reduction of environmental reserves...................              --              --       (14,300)
                                                              --------        --------      --------
Operating income......................................          41,483          46,192        57,971
Interest income.......................................          (1,102)         (1,558)         (439)
Interest expense......................................          20,490          28,704        29,986
Income from continuing operating before income taxes
  and extraordinary items.............................          22,095          19,046        28,424
Provision for income taxes............................          10,101          10,853        12,881
                                                              --------        --------      --------
Income from continuing operations before extraordinary
  items...............................................          11,994           8,193        15,543
Income (loss) from discontinued operations (less
  applicable income tax (benefit) provision of $18,080
  for the year ended December 31, 1998 and ($3,370)
  for the year ended December 31, 1997)...............          22,728          30,808        (6,069)
Gain on sale of discontinued operations, net of income
  taxes...............................................          29,817              --            --
Income (loss) before extraordinary items..............          64,539          39,001         9,474
Extraordinary item, net of income.....................          (2,505)         (1,146)       (2,008)
Net income (loss) and comprehensive Income............          62,034          37,855         7,466
Basic earnings per share:
Income (loss) from continued operations before
  extraordinary item..................................        $   1.20        $   0.83      $   1.59
Income (loss) from discontinued operations............            5.24            3.13         (0.62)
                                                              --------        --------      --------
Net income per share..................................        $   6.19        $   3.85      $   0.76
Basic weighted average common shares outstanding......          10,027           9,838         9,761
Diluted earnings per share:
Income (loss) from continued operations before
  extraordinary item..................................        $   1.17        $   0.81      $   1.58
Income (loss) from discontinued operations                        5.15            3.04         (0.62)
Extraordinary item....................................           (0.24)          (0.11)        (0.20)
                                                              --------        --------      --------
Net income per share..................................        $   6.08        $   3.74      $   0.76
Diluted weighted average equivalent shares
  outstanding.........................................          10,210          10,122         9,856
Book value per share..................................           17.29           10.94          7.28
Ratio of earnings to fixed charges....................             2.1             1.7           2.0

                           CONSOLIDATED BALANCE SHEET
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              SEPTEMBER 30, 1999   DECEMBER 31, 1998   DECEMBER 31, 1997
                                              ------------------   -----------------   ------------------
                                                 (UNAUDITED)
ASSETS:
Current assets:
Cash and cash equivalents...................       $ 13,478            $ 33,382             $ 27,884
Accounts receivable, net....................         74,035              55,550               54,722
Inventories.................................         39,045              29,566               30,992
Deferred income tax assets..................         12,399              13,688               13,521
Prepaid expenses and other current assets...          5,812               2,643                2,776
Net assets of discontinued operations.......             --              37,555               26,848
Total current assets........................        144,769             172,384              156,673
Property, plant and equipment, net..........        123,947              82,402               84,043
Deferred financing costs and other, net.....          5,833               8,809               12,555
Intangible assets, net......................        261,279             229,408              233,760
                                                   --------            --------             --------
Total assets................................       $535,828            $493,003             $487,101

LIABILITIES STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable............................       $ 33,097            $ 19,601             $ 22,250
Accrued payroll and employee benefits.......             --              19,281               16,932
Other current liabilities...................             --              32,381               27,337
Accrued income taxes on discontinued
  operations................................          7,757                  --                   --
Accrued expenses and other payables.........         48,292                  --                   --
Current maturities of long-term debt and
  capital leases............................          1,930               9,039                3,520
                                                   --------            --------             --------
Total current liabilities...................         91,076              80,302               70,039
Long-term debt and capital lease, less
  current maturities........................         22,179              49,186               91,603
Senior subordinated notes...................        180,824             182,338              182,691
Deferred income tax liabilities.............         29,987              34,571               36,373
Other long-term liabilities.................         35,263              35,889               35,375
Total liabilities...........................       $359,329            $382,286             $416,081

STOCKHOLDERS' EQUITY:
Preferred Stock, par value $0.01, 20,000
  shares authorized, none outstanding.......             --                  --                   --
Common Stock, par value $0.01, 201,000
  shares authorized, 10,282, 9,990 and 9,768
  shares issued at September 30, 1999 and
  December 31, 1998 and 1997,
  respectively..............................            103                  99                   98
Paid-in capital.............................         62,627              56,892               55,066
Unearned compensation.......................         (2,007)                 --                   --
Retained earnings...........................        115,776              53,741               15,886
Employee receivables for stock purchases....             --                 (15)                 (30)
Total stockholders' equity..................        176,499             110,717               71,020
Total liabilities and stockholders'
  equity....................................       $535,828            $493,003             $487,101

    SUBSEQUENT EVENT. On January 26, 2000, the Company announced that revenues for the year ended December 31, 1999 were $541.5 million, compared to $433.6 million in 1998. The increase in revenues was due to businesses acquired in 1999, and a 24 percent increase in revenues at Bostrom Seating, partially offset by a 6 percent reduction in revenues at Brillion Iron Works. Income from continuing operations, before extraordinary items, more than doubled in 1999 from the prior year, to $17.2 million, or $1.67 per diluted share, compared to $8.2 million, or $0.81 per diluted share in 1998. The higher income resulted from the increased revenues and lower interest expense due to lower debt levels.

    Net income for 1999 was $67.3 million, or $6.50 per diluted share, up from $37.9 million, or $3.74 per diluted share a year ago. Net income for 1999 included after-tax income of $22.7 million from the divested freight car operations; a $29.8 million after-tax gain on the sale of the freight car operations; and after-tax extraordinary charges of $2.5 million from the non-cash write-off of deferred financing costs in connection with prepayments of senior debt. Net income for 1998 included after-tax income of $30.8 million from the divested freight car operations; a one-time after-tax gain of $1.0 million from the settlement of a former pension plan; and an after-tax extraordinary charge of $1.1 million from the non-cash write-off of deferred financing costs in connection with the prepayment of senior debt. In 1999 and 1998 were impacted by two separate unrelated labor strikes at Gunite Corporation with after-tax costs of $1.4 million and $1.0 million, respectively.

    Revenues for the fourth quarter of 1999 were $148.8 million, up from $105.0 million in the year-earlier period due primarily to the businesses acquired during 1999. Net income in the fourth quarter of 1999 was $5.2 million, or $0.50 per diluted share, compared to $9.8 million, or $0.97 per diluted share in the same period of 1998. Fourth quarter 1998 net income included after-tax income of $7.8 million from discontinued operations.

    Excluding extraordinary and non-recurring items and income from operations, earnings before interest, taxes, depreciation and amortization ("EBITDA") were $21.0 million in the fourth quarter of 1999, compared to $14.2 million a year earlier. For 1999 and 1998, EBITDA was $81.5 million and $64.5 million, respectively.

    During 1999, the Company completed three strategic acquisitions of heavy-duty truck component businesses, the acquisition of an additional foundry to supplement its wheel-end component capacity and the sale of its freight car operations.

    At December 31, 1999, the Company had $8.8 million of cash on hand compared to $13.5 million at September 30, 1999. During the quarter, the Company used $11.1 million of cash to acquire BMC of Virginia and $0.5 million of cash to reduce outstanding debt. Debt to total capitalization stood at 53 percent at quarter-end versus 70 percent a year ago.

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                                         DECEMBER 31,          DECEMBER 31,
                                                      1999 (A)   1998 (A)   1999 (A)   1998 (A)
                                                      --------   --------   --------   --------
Net sales...........................................  $148,815   $105,038   $541,543   $433,563
Cost of sales.......................................   116,403     82,861    429,711    343,852
                                                      --------   --------   --------   --------
Gross profit........................................    32,412     22,177    111,832     89,711

Operating expense (income):
Selling, general and administrative.................    14,796      9,905     47,104     38,434
Amortization........................................     2,162      1,693      7,792      6,773
Pension termination gain............................        --         --         --     (1,688)
                                                      --------   --------   --------   --------
Operating income....................................    15,454     10,579     56,936     46,192
Interest expense, net...............................     5,863      6,340     25,251     27,146
                                                      --------   --------   --------   --------

Income before income taxes, extraordinary items and
  discontinued operations...........................     9,591      4,239     31,685     19,046
Income taxes........................................     4,348      2,226     14,449     10,853
                                                      --------   --------   --------   --------

Income before income taxes, extraordinary items and
  discontinued operations...........................     5,243      2,013     17,236      8,193
Extraordinary items, net of taxes...................        --         --     (2,505)    (1,146)
Discontinued operations:
  Income, net of taxes..............................        --      7,827     22,728     30,808
  Gain on sale, net of taxes........................        --         --     29,817         --
                                                      --------   --------   --------   --------
Net Income and comprehensive income.................  $  5,243   $  9,840   $ 67,276   $ 37,855
                                                      ========   ========   ========   ========

Diluted weighted average equivalent shares
  outstanding.......................................    10,451     10,187     10,348     10,122
                                                      ========   ========   ========   ========

Diluted earnings per share before extraordinary
  items and discontinued operations.................  $   0.50   $   0.20   $   1.67   $   0.81
                                                      ========   ========   ========   ========

Diluted earnings per share..........................  $   0.50   $   0.97   $   6.50   $   3.74
                                                      ========   ========   ========   ========

------------------------

(A) Restated to reflect discontinued operations

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1999         1998(A)
                                                              ------------   ------------
Assets:
Cash and cash equivalents...................................    $  8,799       $ 33,382
Accounts receivable, net....................................      61,053         55,550
Inventories.................................................      44,930         29,566
Prepaid expenses and other..................................      21,004         16,331
Net assets of discontinued operations.......................          --         37,555
Total current assets........................................     135,786        172,384
Property, plant and equipment, net..........................     129,999         82,402
Excess costs over assets acquired and other intangible
  assets, net and other.....................................     269,596        238,217
                                                                --------       --------
Total assets................................................    $535,381       $493,003
                                                                ========       ========
Liabilities and Shareholders' Equity:
Accounts payable............................................    $ 26,574       $ 19,601
Accrued expenses and other payables.........................      53,461         51,662
Current maturities of long-term debt and capital lease......       1,936          9,039
                                                                --------       --------
Total current liabilities...................................      81,971         80,302
Long term debt and captial lease............................      21,695         49,186
Senior subordinated notes...................................     180,735        182,338
Deferred income tax liabilities.............................      34,677         34,571
Other long-term liabilities.................................      33,628         35,889
                                                                --------       --------
Total long-term liabilities.................................     270,735        301,984
Stockholders' equity........................................     182,675        110,717
                                                                --------       --------
Total liabilities and stockholders' equity..................    $535,381       $493,003
                                                                ========       ========

------------------------

(A) Restated to reflect discontinued operations

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               TWELVE MONTHS ENDED
                                                                DECEMBER 31, (A)
                                                                1999        1998
                                                              ---------   ---------
Cash Flows from Operating Activities:
Net income..................................................  $  67,276   $  37,855
Deduct income from discontinued operations..................     22,728      30,808
                                                              ---------   ---------
Income from continuing operations...........................     44,548       7,047
Net gain on sale of the discontinued operations.............    (29,817)         --
Depreciation................................................     13,609      10,579
Amortization................................................      9,229       9,032
Deferred income taxes.......................................       (753)      3,023
Pension termination gain....................................         --      (1,688)
Extraordinary items, net of taxes...........................      2,505       1,146
Accrued post retirement benefits............................      1,594       1,558
                                                              ---------   ---------
                                                                 40,915      30,697
Change in operating assets and liabilities..................     (5,120)      1,906
                                                              ---------   ---------
Net cash provided by operating activities...................     35,795      32,603
                                                              ---------   ---------
Cash Flows from Investing Activities:
Proceeds from the sale of the rail car businesses...........    101,348          --
Cash paid for acquisitions..................................    (97,383)         --
Capital expenditures........................................    (16,447)     (8,941)
                                                              ---------   ---------
Net cash used by investing activities.......................    (12,482)     (8,941)
                                                              ---------   ---------
Cash Flows from Financing Activities:
Proceeds from the issuance of long-term debt................    103,100          --
Payments of term loans and capital leases...................   (137,694)    (36,899)
Retirement of subordinated notes............................     (1,250)         --
Deferred financing costs....................................     (2,059)        521
Other.......................................................      1,255         141
                                                              ---------   ---------
Net cash used by financing activities.......................    (36,648)    (36,237)
Net decrease in cash from continuing operations.............    (13,335)    (12,575)
Cash (used) provided by discontinued operations.............    (11,248)     18,073
Cash and cash equivalents, beginning of period..............     33,382      27,884
Cash and cash equivalents, end of period....................  $   8,799   $  33,382
                                                              =========   =========

------------------------

(A) Restated to reflect discontinued operations

    CERTAIN PROJECTIONS. Certain sets of projections (collectively, the "Projections") of the Company's future operating performance were prepared by senior management of the Company and provided to potential financing sources in connection with management's efforts to develop a proposal to acquire the Company. Copies of such Projections were, in turn, provided by management to the Special Committee in connection with its review and evaluation of management's proposal to acquire the Company and the ensuing negotiations of the Merger Agreement. The Company does not as a matter of course make public forecasts as to future operations.

    PROJECTIONS OF THIS TYPE ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC, INDUSTRY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE PROJECTED. IN ADDITION, THE PROJECTIONS WERE PREPARED BY THE COMPANY NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT THE SPECIAL COMMITTEE OR ITS ADVISORS OR ANYONE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE OPERATING RESULTS AND THIS INFORMATION SHOULD NOT BE RELIED UPON AS SUCH. THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY, MAY NOT BE REALIZED, AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. NONE OF THE PURCHASERS, THE COMPANY, THE SPECIAL COMMITTEE OR ANY OTHER PARTY ASSUMES RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOLLOWING PROJECTIONS.

    The Projections depend in large part on the number of heavy-duty trucks built in a given year, and in particular the number of North American Class 8 trucks built. The North American Class 8 truck build rate has historically been cyclical. The Company, having analyzed previous cycles, determined to use the following Class 8 North American truck build assumptions in the Projections.

                                       ASSUMED NORTH AMERICAN CLASS 8 TRUCKS BUILT
                                   ----------------------------------------------------
                                                              MANAGEMENT DOWNSIDE CASE
                                     MANAGEMENT BASE CASE     AND EQUITY INVESTOR LOWER
YEAR                               AND EQUITY INVESTOR CASE       TRUCK BUILD CASE
----                               ------------------------   -------------------------
2000.............................           292,597                     292,597
2001.............................           264,184                     264,184
2002.............................           264,184                     203,950
2003.............................           307,378                     263,096
2004.............................           358,710                     334,796

    The Projections include four cases, two of which were prepared using assumptions regarding revenues and margins that management would normally use in its internal budgeting process (referred to herein as the "Management Base Case" and the "Management Downside Case") and two of which were prepared using assumptions regarding revenues and margins that are more optimistic than management of the Company would normally use in its internal budgeting process (referred to herein as the "Equity Investor Case" and the "Equity Investor Lower Truck Build Case"). They are set forth below:

MANAGEMENT BASE CASE

                                                    YEAR ENDING DECEMBER 31,
                                      ----------------------------------------------------
                                        2000       2001       2002       2003       2004
                                      --------   --------   --------   --------   --------
                                                (DOLLAR AMOUNTS ARE IN MILLIONS)
Revenue.............................   $625.7     $611.8     $622.9     $680.9     $740.7
Gross Profit........................    127.1      119.6      120.2      138.1      154.8
Gross Profit %......................     20.3       19.5       19.3       20.3       20.9
EBITDA..............................     94.0       86.2       86.3      103.1      118.8
EBITDA Margin %.....................     15.0       14.1       13.9       15.1       16.0

MANAGEMENT DOWNSIDE CASE

                                                    YEAR ENDING DECEMBER 31,
                                      ----------------------------------------------------
                                        2000       2001       2002       2003       2004
                                      --------   --------   --------   --------   --------
                                                (DOLLAR AMOUNTS ARE IN MILLIONS)
Revenue.............................   $625.7     $610.4     $548.4     $627.5     $708.1
Gross Profit........................    127.1      119.0       92.8      120.6      145.9
Gross Profit %......................     20.3       19.5       16.9       19.2       20.6
EBITDA..............................     94.0       85.6       60.6       87.1      111.3
EBITDA Margin %.....................     15.0       14.0       11.0       13.9       15.7

EQUITY INVESTOR CASE

                                                    YEAR ENDING DECEMBER 31,
                                      ----------------------------------------------------
                                        2000       2001       2002       2003       2004
                                      --------   --------   --------   --------   --------
                                                (DOLLAR AMOUNTS ARE IN MILLIONS)
Revenue.............................   $638.9     $640.7     $655.0     $722.5     $794.8
Gross Profit........................    131.3      129.2      131.4      154.8      175.3
Gross Profit %......................     20.5       30.2       20.1       21.4       22.1
EBITDA..............................     98.1       95.7       97.4      119.5      138.9
EBITDA Margin %.....................     15.3       14.9       14.9       16.5       17.5

EQUITY INVESTOR LOWER TRUCK BUILD CASE

                                                    YEAR ENDING DECEMBER 31,
                                      ----------------------------------------------------
                                        2000       2001       2002       2003       2004
                                      --------   --------   --------   --------   --------
                                                (DOLLAR AMOUNTS ARE IN MILLIONS)
Revenue.............................   $638.9     $640.7     $575.9     $666.6     $768.3
Gross Profit........................    131.3      129.2      102.6      135.6      167.8
Gross Profit %......................     20.5       20.2       17.8       20.3       21.8
EBITDA..............................     98.1       95.7       70.3      101.9      132.8
EBITDA Margin %.....................     15.3       14.9       12.2       15.3       17.3

    The Company does not intend to update or otherwise revise the foregoing projections to reflect circumstances existing after the date the projections were prepared or to reflect the occurrence of unanticipated events.

CERTAIN INFORMATION CONCERNING ACQUISITION.

    Acquisition is a Delaware corporation organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. Until immediately prior to the time Acquisition purchases Shares pursuant to the Offer, it is not anticipated that

Acquisition will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

    The principal offices of Acquisition are located at 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois 60611. The telephone number of Acquisition at such location is (312) 280-8844.

    Except as set forth in this Offer to Purchase, neither Acquisition nor, to the best knowledge of Acquisition, any of the persons listed on Schedule II, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Acquisition nor, to the best of knowledge of Acquisition, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

    Except as set forth in this Offer to Purchase, Acquisition has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

    Except as set forth in this Offer to Purchase, none of Acquisition, any of its affiliates, or, to the best knowledge of Acquisition, any of the persons listed on Schedule II, has had, since the second fiscal year preceding the date of this Offer to Purchase, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since the second fiscal year preceding the date of this Offer to Purchase there have been no contacts, negotiations or transactions between Acquisition, any of its affiliates or, to the best knowledge of Acquisition, any of the persons listed on Schedule II, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

    During the last five years, neither Acquisition nor, to the best knowledge of Acquisition, any of the persons listed on Schedule II hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    Certain information concerning the directors and executive officers of the Company is set forth in Schedule II hereto.

    AVAILABLE INFORMATION. Acquisition is a privately-held company and is generally not subject to the informational filing requirements of the Exchange Act, and is generally not required to file reports, proxy statements and other information with the Commission relating to its businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, Acquisition filed with the Commission the Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and (ii) by accessing the Commission's website on the Internet at http://www.sec.gov.

CONDITIONS TO THE OFFER.

    CONDITIONS TO ACQUISITION'S OBLIGATION TO CONSUMMATE THE OFFER. All determinations with respect to the satisfaction or waiver of the following conditions to Acquisition's obligation to consummate the Offer will be made by Acquisition. Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, Acquisition shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Acquisition to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Acquisition may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and Acquisition may amend or terminate the Offer and not accept, if Acquisition shall not be required to accept for payment, or pay for, and may delay the acceptance for payment of, or the payment of, any tendered Shares, if (i) any applicable waiting period under the HSR Act has not expired or been terminated,
(ii) Acquisition and the Company shall not have received the proceeds of financing on terms satisfactory to Acquisition sufficient to purchase the Shares pursuant to the Offer, to pay the Per Share Amount in the Merger and to pay all related fees and expenses in connection with the Offer and the Merger,
(iii) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would result in Acquisition owning a majority of the Shares outstanding on a fully diluted basis after giving effect to the repurchase of Shares by the Company pursuant to the Offer (the "Minimum Condition"), (iv) the Debt Tender Offer shall not have been consummated or (v) at any time on or after the date of the Merger Agreement, and at or before the time of acceptance for payment of any such Shares, any of the following events shall occur:

    (a) any Material Adverse Effect shall have occurred; or

    (b) there shall have occurred and be continuing (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market which lasts for three consecutive trading days, (2) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States that regularly participate in the U.S. market in loans to large corporations (whether or not mandatory), (3) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States that has a material adverse effect on financial markets in the United States, (4) any material limitation (whether or not mandatory) by any governmental authority on, the extension of credit by banks or other lending institutions in the United States that regularly participate in the U.S. market in loans to large corporations, (5) from the date of the Agreement through the date of termination or expiration of the Offer a decline of at least 25 percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index or (6) in the case of situations described in clause (3) or (4) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (c) any person, entity or group, other than Acquisition or the Company, any of its affiliates, or any group of which any of them is a member, shall have (i) acquired beneficial ownership of 20 percent or more of the Shares, whether through acquisition of stock, the formation of an entity or group, the grant of an option or a right, or otherwise (other than for bona fide arbitrage purposes) or (ii) entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company;

    (d) the representations and warranties of the Company set forth in the Merger Agreement which are not qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or the Company shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; PROVIDED, HOWEVER, that such breach or failure to perform is incapable of being cured or has not been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire);

    (e) there shall have been any action or position taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced by any Governmental Authority which could reasonably be expected to (1) make the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibited, or materially restrict or delay consummation of the Offer, (2) impose limitations on the ability of Acquisition to acquire or hold or to exercise effectively all rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by either of them on all matters properly presented to the stockholders of the Company, or (3) prohibit or impose any material limitation on Acquisition's ownership or operation of all or a material portion of the assets or business of the Company or any of its respective subsidiaries or affiliates;

    (f) the Company or Acquisition shall have failed to receive any or all governmental or third party consents and approvals to consummate the Offer which, if not received, would have a Material Adverse Effect;

    (g) the Board of Directors of the Company shall have publicly (including by amendment of its Schedule 14D-9) withdrawn or modified in any material respect its recommendation of the Offer or shall have resolved to do so; or

    (h) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Acquisition, in such case and regardless of the circumstances (including any action or inaction by Acquisition) giving rise to any such condition makes it inadvisable to proceed with such acceptance for payment or payments.

    The foregoing conditions are for the sole benefit of Acquisition and may be asserted by Acquisition regardless of the circumstance giving rise to such condition and may be waived by Acquisition, in whole or in part at any time and from time to time, in its sole discretion. The failure by Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    CONDITIONS TO THE COMPANY'S OBLIGATION TO CONSUMMATE THE OFFER. All determinations with respect to the satisfaction or waiver of the following conditions to the Company's obligation to consummate the Offer will be made by the Company. Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of the Company to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and the Company may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and the Company may amend or terminate the Offer and not accept, if the Company shall not be required to accept for payment, or pay for, and may delay the acceptance for payment of, or the payment of, any tendered Shares, if (i) any applicable waiting period under the HSR Act has not expired or been terminated,
(ii) Acquisition and the Company shall not have obtained the proceeds of financing on terms satisfactory to enable the purchase of Shares pursuant to the Offer and pay fees and expenses of the Offer and the Merger, (iii) there are validly tendered and not withdrawn prior to the expiration of the Offer a fewer number of Shares than such number that satisfies the Minimum Condition,
(iv) the Debt Tender

Offer shall not have been consummated or (v) at any time on or afer the date of the Merger Agreement, and at or before the time of acceptance for payment of Shares, any of the following events shall occur:

    (a) the representations and warranties of Acquisition set forth in the Merger Agreement which are not qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or Acquisition shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, PROVIDED, HOWEVER, that such breach or failure to perform is incapable of being cured or has not been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire);

    (b) there shall have been any action or position taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered, enforced or any other action or position shall have been taken, proposed or threatened by any Governmental Authority which could reasonably be expected to make the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibited, or materially restrict or delay consummation of the Offer;

    (c) the Company or Acquisition shall have failed to receive any or all governmental or third party consents and approvals to consummate the Offer which, if not received, would have a Material Adverse Effect;

    (d) the Merger Agreement shall have terminated in accordance with its terms; or

    (e) Acquisition's portion of the Offer shall not have been consummated at the same time as the Company's portion of the Offer;

which, in the reasonable judgment of the Company, in such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition makes it inadvisable to proceed with such acceptance for payment or payments.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstance giving rise to such condition and may be waived by the Company, in whole or in part at any time and from time to time, in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

CERTAIN LEGAL MATTERS.

    GENERAL. Except as described in this section, the Purchasers are not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchasers pursuant to the Offer, the Merger or otherwise or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, the Purchasers presently contemplate that such approval or other action will be sought, except as described below under "State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, the Purchasers do not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Purchasers' businesses or that certain parts of the Purchasers' businesses might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchasers could decline to accept for payment, or pay for, any Shares tendered. See "THE OFFER--Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to governmental actions.

    STATE ANTITAKEOVER STATUTES. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement, since the Merger Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof.

    A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Purchasers do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, the Purchasers have not attempted to comply with any state antitakeover statute or regulation. The Purchasers reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchasers might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchasers might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchasers may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

    ANTITRUST. Under HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Department of the Department of Justice (the "DOJ") and certain waiting period requirements have been satisfied.

    In the event that a filing is required to be made under the HSR Act and the rules promulgated thereunder by the FTC, the Purchasers expect to promptly file a Notification and Report Form with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after the date on which the Purchasers' forms are filed, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the Purchasers. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchasers with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Acquisition. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. If a filing under the HSR Act is required, the Purchasers will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

    The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Acquisition's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Acquisition's acquisition of Shares, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Acquisition or divestiture of substantial assets of Acquisition or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances.

    Although the Purchasers believe that the acquisition of the Shares pursuant to the Offer would not violate the Antitrust Laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the outcome will be. See "THE OFFER--Conditions to the Offer" for certain conditions to Offer, including conditions with respect to litigation and certain government actions.

    As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

    CERTAIN LITIGATION. At various times between December 14 and 17, 1999, six purported class action complaints, captioned WILLIAM PHELPS AND LAWTON WILLISTON
V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL., AMY F. BRETAN V. THOMAS
M. BEGEL ET AL., BILL GANEM V. THOMAS M. BEGEL ET AL., RUTH GRENING V. THOMAS M. BEGEL ET AL., E. CLAIBURNE HOGGE V. THOMAS M. BEGEL ET AL. AND KIRK BEIRACH V. THOMAS M. BEGEL ET AL., were filed in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and its directors. On or about January 10, 2000, an additional purported class action complaint, captioned WILLIAM KREOFSKY V. TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. ET AL., was filed in the Circuit Court of Cook County of the State of Illinois against the Company and its directors. The foregoing actions purport to be brought on behalf of all public stockholders of the Company in connection with the initial proposal made by Acquisition to acquire the Company at a price per share of $20. The actions allege, among other things, that the price per share price offered by Acquisition is unfair and inadequate to the Company's public stockholders and that the individual defendants have breached their fiduciary duties. The complaints seek as relief, among other things, preliminary and permanent injunctive relief enjoining the proposed transaction and monetary damages in an unspecified amount. The defendants believe that they have meritorious defenses to these actions and intend to vigorously defend themselves.

FEES AND EXPENSES.

    Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses, except that the Company will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer, the Schedule 14D-9 and the proxy statement.

    The Purchasers have retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to the beneficial owners of shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    The Purchasers have engaged CIBC World Markets and First Union Securities to act as the Dealer Managers in connection with the Offer as well as the Debt Tender Offer. The Purchasers have agreed to reimburse the Dealer Managers for all reasonable out-of-pocket fees, expenses and costs, including reasonable fees and expenses of legal counsel, and to indemnify the Dealer Managers and certain related persons against certain liabilities and expenses in connection with the Offer and the Debt Tender Offer, including certain liabilities under the federal securities laws.

    The Purchasers have retained First Union National Bank as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Estimated fees and expenses to be incurred by the Purchasers in connection with the Transactions are as follows:

Financing Fees..............................................  $19,075,000
Special Committee's Financial Advisor's Fees................    2,825,000
Legal, Accounting and Other Professional Fees...............    3,850,000
Printing, Proxy Solicitation and Mailing Costs..............      500,000
Special Committee Fees......................................       50,000
Filing Fees.................................................       45,870
Miscellaneous...............................................      154,130
  Total.....................................................  $26,500,000

    Except as set forth above, the Purchasers will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request only, be reimbursed by the Purchasers for customary mailing and handling expenses incurred by them in forwarding material to their customers.

MISCELLANEOUS

    The Purchasers are not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchasers become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchasers will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchasers cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASERS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO and the Company has filed with the Commission a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits in each case, pursuant to Regulation M-A and Rule 14d-9, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner set forth in "THE OFFER--Certain Information Concerning the Company" and "THE OFFER--Certain Information Concerning Acquisition" of this Offer to Purchase (except that such material will not be available at the regional offices of the Commission).

                                          TRANSPORTATION TECHNOLOGIES
                                          INDUSTRIES, INC.

                                          TRANSPORTATION ACQUISITION I CORP.

February 3, 2000

                                   SCHEDULE I

           INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
                                  THE COMPANY

    1. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o Transportation Technologies Industries, Inc., 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                 --------------------------------------------------

Thomas M. Begel...............  Chairman of the Board and Chief Executive Officer. He served as President from October 1991 to January 2000. He is also
                                Chairman of, and a partner in, TMB Industries, and a
                                director of Silgan Holdings, Inc.

Andrew M. Weller..............  Director; President and Chief Operating Officer. He is also
                                Executive Vice President of, and a partner in, TMB
                                Industries, and is a director or officer of certain TMB
                                companies. From September 1994 to January 2000, he served as
                                Executive Vice President and Chief Financial Officer of the
                                Company, and from March 1995 to November 1995, he served as
                                Secretary of the Company. From April 1988 to September 1994,
                                he was Vice President and Treasurer of Bethlehem Steel
                                Corporation.

James D. Cirar................  President and Chief Executive Officer of Gunite Corporation
                                since January 2000. He was Chairman of Johnstown America
                                Corporation and Freight Car Services, Inc. from September
                                1998 to June 1999 and Senior Vice President of the Company
                                from July 1997 to June 1999. From September 1995 to August
                                1998, he was President and Chief Executive Officer of
                                Johnstown America Corporation and from March 1998 to August
                                1998 he was President and Chief Executive Officer of Freight
                                Car Services, Inc. Prior to September 1995, he was the Plant
                                Manager of the Truck and Bus Assembly Group of General
                                Motors Corporation.

Fred D. Culbreath.............  Chairman of Imperial Group, L.P. He has held various other titles with Imperial Group, L.P. since being one of its
                                primary founders in 1962.

Joseph A. Hicks...............  Chief Executive Officer of Imperial Group, L.P. He served as
                                President of Imperial Group, L.P. from January 1995 to
                                November 1997 and, prior thereto, he was President of Eagle
                                Associates, a private management firm.

Robert L. Jackson.............  President and Chief Executive Officer of Bostrom Seating,
                                Inc. From August 1996 to January 2000, he was Executive Vice
                                President of Bostrom Seating, Inc. Prior thereto, he held
                                various positions with Bethlehem Steel Corporation.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                 --------------------------------------------------
Timothy A. Masek..............  Executive Vice President--Sales and Marketing. He served as
                                Vice President--Corporate Development from December 1995 to
                                January 2000 and President of Bostrom Seating, Inc. from
                                June 1996 to January 2000. Prior thereto, he performed
                                marketing and corporate functions for the Company.

John D. McClain...............  President of Brillion Iron Works, Inc.

Donald C. Mueller.............  Vice President and Treasurer. Prior to July 1998, he held various financial positions with Fisher Scientific
                                International.

R. Phillip Silver.............  Director. In addition, he is currently Co-Chief Executive
                                Officer of Silgan Holdings, Inc., and has been either
                                Chairman of the Board or President and a Director of Silgan
                                Holdings, Inc. since 1988.

Francis A. Stroble............  Director. From 1982 to 1994, he was the Senior Vice
                                President and Chief Financial Officer of Monsanto Company.
                                He is also a Director of Merchantile Bancorporation, Inc.

Camillo M. Santomero III......  Director. He has been a private investor and a Senior
                                Consultant to Chase Capital Partners (formerly Chemical
                                Venture Partners) since January 1992. In addition, from
                                October 1988 to January 1992, he was a General Partner of
                                Chase Capital Partners.

Allen L. Sunderland...........  President of Fabco Automotive Corporation since
                                December 1999. He joined Fabco Automotive Corporation in
                                1995 as Vice President of Sales and Engineering.

Kenneth M. Tallering..........  Vice President, General Counsel and Secretary. Prior to
                                November 1995, he was an attorney with the law firm of
                                Skadden, Arps, Slate, Meagher & Flom LLP.

John C. Wilkinson.............  President and Chief Operating Officer of Imperial Group,
                                L.P. Prior to November 1997, he was General Manager of
                                Imperial Group, L.P.

Brent Williams................  Controller. He has served in various financial capacities at
                                TCI and Gunite Corporation for the past five years.

                                  SCHEDULE II

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                            OFFICERS OF ACQUISITION

    1. DIRECTORS AND EXECUTIVE OFFICERS OF ACQUISITION. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the sole director and each executive officer of Acquisition. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o Transportation Technologies Industries, Inc., 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                 --------------------------------------------------
Thomas M. Begel...............  Chairman of the Board and President of Acquisition. Mr.
                                Begel also serves as Chairman of the Board and Chief
                                Executive Officer of the Company. He served as President of the Company from October 1991 to January 2000. He is also
                                Chairman of, and a partner in, TMB Industries, and a
                                director of Silgan Holdings, Inc.

Andrew M. Weller..............  Vice President, Chief Financial Officer and Treasurer of
                                Acquisition. Mr. Weller also serves as Director, President and Chief Operating Officer of the Company. He is also
                                Executive Vice President of, and a partner in, TMB
                                Industries, and is a director or officer of certain TMB
                                companies. From September 1994 to January 2000, he served as
                                Executive Vice President and Chief Financial Officer of the
                                Company, and from March 1995 to November 1995, he served as
                                Secretary of the Company. From April 1988 to September 1994,
                                he was Vice President and Treasurer of Bethlehem Steel
                                Corporation.

Kenneth M. Tallering..........  Vice President, General Counsel and Secretary of
                                Acquisition. Mr. Tallering also serves as Vice President,
                                General Counsel and Secretary of the Company. Prior to
                                November 1995, he was an attorney with the law firm of
                                Skadden, Arps, Slate, Meagher & Flom LLP.

                                    ANNEX A
         OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                                     [LOGO]

                                          January 28, 2000

Special Committee of the Board of Directors
Transportation Technologies Industries, Inc.
990 North Michigan Avenue
Suite 1000
Chicago, IL 60611

Members of the Special Committee:

    Transportation Technologies Industries, Inc. (the "Company"), and Transportation Acquisition I Corp. (the "Acquiror"), propose to enter into the Agreement and Plan of Merger dated as of January 28, 2000 (the "Agreement") pursuant to which (i) the Acquiror would commence a tender offer and the Company would commence a tender offer (collectively, the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share (the "Company Shares") for $21.50 per share, net to the seller in cash (the "Consideration"), and (ii) Acquiror would be merged with the Company in a merger (the "Merger"), at which time each Company Share, other than Company Shares held in treasury, held by the Acquiror or by a Participant (as defined in the Agreement), would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

    You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders, other than the Acquiror or any Participant.

    In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

    (3) Conducted discussions with members of senior management of the Company (which includes Participants) concerning the matters described in clauses 1 and 2 above;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

    (7) Participated in certain discussions and negotiations between members of the special committee of the board of directors of the Company (the "Special Committee") and its legal advisors on the one hand, and the Acquiror and its financial and legal advisors, on the other hand; and

    (8) Reviewed a draft dated January 28, 2000 of the Agreement.

    In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of members of management of the Company (which includes Participants) as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us dated January 28, 2000.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

    We are acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee from the Company for our services, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Special Committee. This opinion relates to the fairness, from a financial point of view, of the Consideration. This opinion does not constitute an opinion, nor do we assume any responsibility, with respect to (i) the ability of the Acquiror to obtain financing, or (ii) the solvency or prudence of the capital structure of the Company or the Acquiror following the consummation of the Tender Offer or the Merger. This opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer, vote in favor of the Merger, or take any action with respect to the Transaction.

    On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to the holders of such shares, other than the Acquiror or any Participant.

                                         Very truly yours,
                                         MERRILL LYNCH, PIERCE, FENNER & SMITH

                                                      INCORPORATED

                                         /s/ MERRILL LYNCH, PIERCE, FENNER &
                                         SMITH

                                                      INCORPORATED

                                    ANNEX B

            HISTORICAL FINANCIAL INFORMATION CONCERNING THE COMPANY

Audited Consolidated Financial Statements of Transportation
  Technologies Industries, Inc. and its Subsidiaries
  (December 31, 1998, restated on August 12, 1999)
  Report of Independent Public Accountants..................                    B-2
  Consolidated Statements of Income.........................                    B-3
  Consolidated Balance Sheets...............................                    B-4
  Consolidated Statements of Cash Flows.....................                    B-5
  Notes to Condensed Consolidated Financial Statements......                    B-6

Unaudited Consolidated Financial Statements of
  Transportation Technologies Industries, Inc. and its
  Subsidiaries (September 30, 1999)
  Consolidated Balance Sheets...............................                   B-33
  Consolidated Statements of Income.........................                   B-34
  Consolidated Statements of Cash Flows.....................                   B-35
  Notes to Condensed Consolidated Financial Statements......                   B-36

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of Transportation Technologies Industries, Inc. (formerly Johnstown America Industries, Inc.) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportation Technologies Industries, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois
July 15, 1999

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................................................   $433,563      $415,866      $361,825
Cost of sales...............................................    343,852       329,678       288,756
                                                               --------      --------      --------
Gross profit................................................     89,711        86,188        73,069
Selling, general and administrative expense.................     38,434        35,719        33,857
Amortization expense........................................      6,773         6,798         6,970
Pension termination gain....................................     (1,688)           --            --
Reduction of environmental reserves.........................         --       (14,300)           --
                                                               --------      --------      --------
Operating income............................................     46,192        57,971        32,242
Interest income.............................................     (1,558)         (439)         (481)
Interest expense............................................     28,704        29,986        31,984
                                                               --------      --------      --------
Income from continuing operations before income taxes and
  extraordinary item........................................     19,046        28,424           739
Provision for income taxes..................................     10,853        12,881         2,116
                                                               --------      --------      --------
Income (loss) from continuing operations before
  extraordinary item........................................      8,193        15,543        (1,377)
Income (loss) from discontinued operations (less applicable
  income tax (benefit) provision of $18,080 ($3,370) and
  ($2,192), respectively)...................................     30,808        (6,069)       (3,994)
                                                               --------      --------      --------
Income (loss) before extraordinary item.....................     39,001         9,474        (5,371)
Extraordinary item, net of income taxes.....................     (1,146)       (2,008)           --
                                                               --------      --------      --------
Net income (loss) and comprehensive income (loss)...........   $ 37,855      $  7,466      $ (5,371)
                                                               ========      ========      ========
Basic earnings per share:
  Income (loss) from continuing operations before
    extraordinary item......................................   $   0.83      $   1.59      $  (0.15)
  Income (loss) from discontinued operations................       3.13         (0.62)        (0.40)
  Extraordinary item........................................      (0.11)        (0.21)           --
                                                               --------      --------      --------
  Net income (loss) per share...............................   $   3.85      $   0.76      $  (0.55)
                                                               ========      ========      ========
  Basic weighted average shares outstanding.................      9,838         9,761         9,790
                                                               ========      ========      ========
  Diluted earnings per share:
  Income (loss) from continuing operations before
    extraordinary item......................................   $   0.81      $   1.58      $  (0.14)
  Income (loss) from discontinued operations................       3.04         (0.62)        (0.41)
  Extraordinary item........................................      (0.11)        (0.20)           --
                                                               --------      --------      --------
  Net income (loss) per share...............................   $   3.74      $   0.76      $  (0.55)
                                                               ========      ========      ========
  Diluted weighted average equivalents and shares
    outstanding.............................................     10,122         9,856         9,794
                                                               ========      ========      ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
                                                              (IN THOUSANDS EXCEPT
                                                                 PER SHARE DATA)
ASSETS:
Cash and cash equivalents...................................  $ 33,382    $ 27,884
Accounts receivable, net....................................    55,550      54,722
Inventories.................................................    29,566      30,992
Deferred income tax assets..................................    13,688      13,521
Prepaid expenses and other current assets...................     2,643       2,776
Net assets of discontinued operations.......................    37,555          --
                                                              --------    --------
Total current assets........................................   172,384     129,895
Property, plant and equipment, net..........................    82,402      84,043
Deferred financing costs and other, net.....................     8,809      12,555
Intangible assets, net......................................   229,408     233,760
Net assets of discontinued operations.......................        --      26,848
                                                              --------    --------
Total assets................................................  $493,003    $487,101
                                                              ========    ========
LIABILITIES:
Accounts payable............................................  $ 19,601    $ 22,250
Accrued payroll and employee benefits.......................    19,281      16,932
Other current liabilities...................................    32,381      27,337
Current maturities of long-term debt and capital lease......     9,039       3,520
                                                              --------    --------
Total current liabilities...................................    80,302      70,039
Long-term debt and capital lease, less current maturities...    49,186      91,603
Senior subordinated notes...................................   182,338     182,691
Deferred income tax liabilities.............................    34,571      36,373
Other long-term liabilities.................................    35,889      35,375
                                                              --------    --------
Total liabilities...........................................   382,286     416,081
                                                              --------    --------
SHAREHOLDERS' EQUITY:
Preferred stock, par $.01, 20,000 shares authorized, none
  outstanding...............................................        --          --
Common stock, par $.01, 201,000 shares authorized, 9,900 and
  9,768
  Issued and outstanding as of December 31, 1998 and 1997,
    respectively............................................        99          98
  Paid-in capital...........................................    56,892      55,066
  Retained earnings.........................................    53,741      15,886
  Employee receivables for stock purchase...................       (15)        (30)
                                                              --------    --------
  Total shareholders' equity................................   110,717      71,020
                                                              --------    --------
  Total liabilities and shareholders' equity................  $493,003    $487,101
                                                              ========    ========

The accompanying notes to consolidated financial statements are an integral part of the balance sheets.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)...........................................  $ 37,855   $  7,466   $ (5,371)
(Income) loss from discontinued operations..................   (30,808)     6,069      3,994
                                                              --------   --------   --------
Income (loss) from continuing operations....................     7,047     13,535     (1,377)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities--Depreciation............    10,579     10,318     10,309
Amortization................................................     9,032      9,810     10,816
Deferred income tax expense (benefit).......................     3,023      5,451       (180)
Provision for postretirement benefits.......................     1,558      1,266        918
Pension termination gain....................................    (1,688)        --         --
Reduction of environmental reserves.........................        --    (14,300)        --
Extraordinary item, net of income tax.......................     1,146      2,008         --
Change in continuing operating assets and liabilities:
  Accounts receivable.......................................      (828)    (9,128)     4,470
  Inventories...............................................     1,425     (2,046)     2,982
  Prepaid expenses and other current assets.................       507       (359)     9,460
  Accounts payable..........................................    (2,649)     2,664      5,676
  Accrued payroll and employee benefits.....................       558        408     (2,429)
  Other assets and liabilities..............................     2,893      7,991     (5,938)
                                                              --------   --------   --------
  Cash provided by continuing operations....................    32,603     27,618     34,707
INVESTING ACTIVITIES:
Capital expenditures........................................    (8,941)    (6,636)   (11,730)
Change in restricted cash and other.........................       141         53        128
                                                              --------   --------   --------
  Cash used in continuing operations........................    (8,800)    (6,583)   (11,602)
FINANCING ACTIVITIES:
Payments of term loans and capital lease....................   (36,899)   (90,170)   (16,812)
Issuance of long-term debt..................................        --     82,823         --
Payment of deferred financing costs and other...............       521     (3,102)      (747)
                                                              --------   --------   --------
  Cash used in continuing operations........................   (36,378)   (10,449)   (17,559)
                                                              --------   --------   --------
Net change in cash and cash equivalents from continuing
  operations................................................   (12,575)    10,586      5,546
Net cash (provided to) received from discontinued
  operation.................................................    18,073     (1,007)      (584)
Cash and cash equivalents, beginning of year................    27,884     18,305     13,343
                                                              --------   --------   --------
  Cash and cash equivalents, end of year....................  $ 33,382   $ 27,884   $ 18,305
                                                              ========   ========   ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

    Effective June 14, 1999, the name of the Company was changed from Johnstown America Industries, Inc. to Transportation Technologies Industries, Inc., a Delaware company (the Company).

    The Company has historically had two operating segments within the transportation industry: truck components, a leading manufacturer of wheel end components, seating, steerable drive axles, gearboxes and other castings for the heavy-duty truck industry; and freight cars, a leading manufacturer and lessor of new and rebuilt freight cars used for hauling coal, intermodal containers, highway trailers, automobiles, agricultural and mining products.

    On October 28, 1991, the Company through its wholly owned subsidiary Johnstown America Corporation, (JAC), consummated the purchase of the former Freight Car Division of Bethlehem Steel Corporation. In 1994, the Company began leasing new and used freight cars through its JAIX Leasing Company (JAIX Leasing) subsidiary. The Company completed the acquisition of Truck
Components Inc. (TCI) and its subsidiaries (Gunite Corporation, Brillion Iron Works, Inc. and Fabco Automotive Corporation) on August 23, 1995, and Bostrom Seating, Inc. (Bostrom) on January 13, 1995. Operations commenced on October 2, 1995, at the Freight Car Services, Inc. (FCS) facility. In April and May of 1999, the Company made two additional truck component acquisitions, Imperial Group and EMI, respectively (see Note 17).

    On June 3, 1999, the Company completed the sale of its freight car operations comprised of three wholly owned subsidiaries--JAC, FCS, and JAIX Leasing to Rabbit Hill Holdings, Inc. (the Buyer). The Company received consideration consisting of approximately $103.9 million in cash, contingent additional consideration of $20 million and a 20 percent equity interest in the Buyer. In addition, the Buyer assumed substantially all of the liabilities of the freight car operations, including $14.4 million of debt. The 20 percent equity interest in the Buyer is comprised of common and preferred stock, some of which is non-voting. Further, the Company's rights with respect to voting and transferability of its equity interest are limited and, in particular, the Company granted a proxy to vote its equity interest to another shareholder of Buyer under certain circumstances. The sale resulted in an estimated pretax gain of $46.8 million after consideration of estimated transaction costs of $4.2 million and a related pension curtailment loss of $0.3 million. The after-tax gain on the disposition of the railcar business of $29.8 million was recorded in the Company's results for the second quarter of 1999. Approximately $2.5 million of additional gain was deferred due to the Company's continuing interest in the Railcar Business. Proceeds from the $20.0 million contingent additional consideration will be recorded as a gain, if and when collected. Also as a result of the sale, approximately $80.0 million of senior bank debt was paid subsequent to the acquisition which resulted in the after-tax write off of $2.2 million of unamortized deferred financing costs.

    Revenues of the Railcar Business in 1998, 1997 and 1996 were
$532.2 million, $234.3 million and $198.1 million, respectively. Net assets of discontinued operations as of December 31, 1997 included $12.1 million net current liabilities and 38.9 million net long-term assets. Included within the income (loss) from discontinued operations is an allocation of consolidated interest which is not attributable to other operations of the Company. The interest included was $2.1 million, $3.3 million and $1.4 million in 1998, 1997 and 1996, respectively.

    The accompanying consolidated financial statements have been recast to reflect the Railcar Business as a discontinued operation. For historical business segment reporting purposes, the Company's financial data related to its Railcar Business was previously reported as the segment, "Freight Car."

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

CASH EQUIVALENTS

    The Company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost or market. The cost of 26% and 25% of the Company's inventories as of December 31, 1998 and 1997, respectively, was determined on the first-in, first-out (FIFO) method, with the cost of the remaining inventories, representing certain inventories in the truck components segment, determined on the last-in, first-out method (LIFO). Had all inventories been determined on the FIFO method at December 31, 1998 and 1997, the reported value of such inventories would have been increased by $1.1 million and $0.7 million, respectively.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method by making periodic charges to income over the estimated useful lives of the assets, which are as follows:

Buildings and improvements..................................  10-40 years
Machinery and equipment.....................................  3-12 years

    Property, plant and equipment under capital leases are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

    Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized. The cost and accumulated depreciation of items sold or retired are removed from the property accounts and any gain or loss is recorded currently in the consolidated statements of income.

RESEARCH AND DEVELOPMENT

    Costs associated with research and development are expensed as incurred.

INTANGIBLE ASSETS

    The excess of purchase costs over amounts allocated to identifiable assets and liabilities of businesses acquired (goodwill) is amortized on the straight-line method over 40 years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

goodwill, and should an impairment be identified, a loss would be recognized to the extent that the carrying value exceeds the fair value. The Company's principle considerations in determining impairment include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating cash flows of that particular business.

    Other intangible assets, except pension assets, are amortized on the straight-line method over their estimated useful lives, which are as follows:

Trademarks..................................................  40 years
Technologies................................................  13-40 years
Patents.....................................................  8 years

ENVIRONMENTAL RESERVES

    The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's ongoing operations, the Company is also subject to environmental remediation liability. It is the Company's policy to provide and accrue for the estimated cost of environmental matters, on a nondiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties.

    Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities" was issued in October 1996 and adopted by the Company with minimal impact in 1997. This SOP provides authoritative guidance on specific accounting issues that are present in the recognition, measurement and disclosure of environmental remediation liabilities.

INCOME TAXES

    The Company provides for deferred income taxes on differences that arise when items are reported for financial statement purposes in years different from those for income tax reporting purposes in conformance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

REVENUE RECOGNITION

    Revenue from the continuing operations is recognized when the products are shipped.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS

    SFAS No. 130, "Reporting Comprehensive Income" was issued in July 1997. This new pronouncement establishes standards for reporting and display of comprehensive income and its components. There were no other comprehensive income items to report other than net income for 1998, 1997 and 1996.

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" introduces a new model for segment reporting, called the "management approach." The management approach is based on the way that the chief operating decision maker organizes segments within the company for making operating decisions and assessing performance. The Company's continuing operations comprise a single reporting segment

    SFAS No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits" was issued in February 1998 and was adopted by the Company during 1998. This new pronouncement requires the Company to standardize disclosure for pension and other postretirement benefits. See Note 7.

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and must be adopted by the Company by the year 2000. This new pronouncement will require the Company to record derivatives on the balance sheet as assets or liabilities, measured at fair value and gains or losses resulting from the changes in the values of those derivatives to be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is evaluating the standard and does not expect it to have a material impact on the financial results or condition of the Company because the use of derivatives at the Company is not significant.

    SOP 98-5, "Reporting on Costs of Start-Up Activities" was issued in
April 1998 and was adopted by the Company in late 1998. The new pronouncement requires that companies expense the costs of start-up activities as those costs are incurred. Previously, such costs could have been capitalized and amortized and any such unamortized capitalized costs must be expensed upon adoption of the new standard. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

RECLASSIFICATIONS

    Certain reclassifications have been made to prior year amounts to conform to current year presentation.

NOTE 3. DETAIL OF CERTAIN ASSETS AND LIABILITIES

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Balance at beginning of year......................  $ 2,244    $ 1,883     $1,690
Provision for doubtful accounts...................      673      1,854        331
Net write-offs....................................   (1,188)    (1,493)      (138)
                                                    -------    -------     ------
Balance at end of year............................  $ 1,729    $ 2,244     $1,883
                                                    =======    =======     ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 3. DETAIL OF CERTAIN ASSETS AND LIABILITIES (CONTINUED)

INVENTORIES

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Raw materials and purchased components....................  $ 8,575    $ 9,723
Work in progress and finished goods.......................   20,991     21,269
                                                            -------    -------
Inventories...............................................  $29,566    $30,992
                                                            =======    =======

PROPERTY, PLANT AND EQUIPMENT

                                                          AS OF DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
                                                            (IN THOUSANDS)
Land....................................................  $  3,254   $  2,962
Buildings and improvements..............................    19,831     18,872
Machinery and equipment.................................    88,728     82,142
Construction in progress................................     4,841      3,941
                                                          --------   --------
                                                           116,654    107,917
Accumulated depreciation................................    34,252     23,874
                                                          --------   --------
Property, plant and equipment, net......................  $ 82,402   $ 84,043
                                                          ========   ========

INTANGIBLE ASSETS

                                                                                  NET BALANCE
                                                                              AS OF DECEMBER 31,
                                                    ORIGINAL   ACCUMULATED    -------------------
                                                      COST     AMORTIZATION     1998       1997
                                                    --------   ------------   --------   --------
                                                                   (IN THOUSANDS)
Excess cost over net assets acquired..............  $196,813     $16,848      $179,965   $184,885
Trademarks........................................    26,988       2,326        24,662     25,360
Technologies......................................    20,722       2,735        17,987     18,807
Patents...........................................     5,878       1,505         4,373      4,708
Pension asset.....................................     2,421          --         2,421         --
                                                    --------     -------      --------   --------
Intangible assets.................................  $252,822     $23,414      $229,408   $233,760
                                                    ========     =======      ========   ========

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 3. DETAIL OF CERTAIN ASSETS AND LIABILITIES (CONTINUED)

OTHER CURRENT LIABILITIES

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Accrued interest..........................................  $ 8,489    $ 9,011
Accrued workers' compensation.............................    2,626       2074
Current portion of postretirement and pension benefit
  reserves................................................    3,000       3655
Accrued warranty..........................................      818        667
Other.....................................................   17,448     11,930
                                                            -------    -------
Other current liabilities.................................  $32,381    $27,337
                                                            =======    =======

OTHER LONG-TERM LIABILITIES

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Postretirement and pension benefit reserves...............  $20,985    $19,962
Environmental reserves....................................    9,904     10,402
Other.....................................................    5,000      5,011
                                                            -------    -------
Other long-term liabilities...............................  $35,889    $35,375
                                                            =======    =======

NOTE 4. SHAREHOLDERS' EQUITY

                                                COMMON    PAID-IN    RETAINED    EMPLOYEE
                                                STOCK     CAPITAL    EARNINGS   RECEIVABLES    TOTAL
                                               --------   --------   --------   -----------   --------
                                                                   (IN THOUSANDS)
Balance--December 31, 1995...................    $98      $55,015    $13,791       $(30)      $ 68,874
Options exercised............................     --           34         --         --             34
Net loss for year............................     --           --     (5,371)        --         (5,371)
                                                 ---      -------    -------       ----       --------
Balance--December 31, 1996...................     98       55,049      8,420        (30)        63,537
Options exercised............................     --           17         --         --             17
Net income for year..........................     --           --      7,466         --          7,466
                                                 ---      -------    -------       ----       --------
Balance--December 31, 1997...................     98       55,066     15,886        (30)        71,020
Collection of employee receivables...........     --           --         --         15             15
Options exercised............................      1        1,512         --         --          1,513
Common stock issued..........................     --          314         --         --            314
Net income for year..........................     --           --     37,855         --         37,855
                                                 ---      -------    -------       ----       --------
Balance--December 31, 1998...................    $99      $56,892    $53,741       $(15)      $110,717
                                                 ===      =======    =======       ====       ========

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 4. SHAREHOLDERS' EQUITY (CONTINUED)

COMMON AND PREFERRED STOCK

    The Company authorized 200,000,000 shares of Common Stock (voting), 1,000,000 shares of Class B Common Stock (non-voting) and 20,000,000 shares of preferred stock. No Class B Common Stock or preferred stock has been issued.

    In October 1995, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a dividend of one right ("Right") for each outstanding share of the Company's common stock held by shareholders of record on October 16, 1995. When exercisable, each Right entitles shareholders of record to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $32.00, subject to certain adjustments. The Company authorized 20,000 shares of such stock pursuant to this plan. The Rights will become exercisable, and will trade separately from the common stock, only if a person or group acquires 15% or more of the Company's outstanding common stock or commences a tender or exchange offer that would result in that person or group owning 15% or more of the Company's outstanding common stock. Subsequently, upon the occurrence of certain events, holders of Rights will be entitled to purchase common stock of the Company or a third-party acquiror at an amount equal to twice the Right's exercise price. Until the Rights become exercisable, they may be redeemed at the Company's option at a price of one cent per Right. The Rights expire on October 4, 2005.

NOTE 5. LONG-TERM DEBT

    Long-term debt consisted of the following:

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Revolving credit line.....................................  $    --    $    --
Tranche B term loan.......................................   56,632     93,340
Capital lease.............................................    1,593      1,783
                                                            -------    -------
Total debt................................................   58,225     95,123
Current maturities........................................   (9,039)    (3,520)
                                                            -------    -------
Long-term debt............................................  $49,186    $91,603
                                                            =======    =======

    Maturities of long-term debt, before the bank refinancing described below, was as follows:

                                                                    AS OF
                                                              DECEMBER 31, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
1999........................................................        $ 9,039
2000........................................................          8,274
2001........................................................         11,632
2002........................................................         14,888
2003........................................................         13,734
Thereafter..................................................            658

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 5. LONG-TERM DEBT (CONTINUED)

SENIOR BANK FACILITIES

    The Company entered into a credit facility (Senior Bank Facilities) on August 23, 1995. The revolving credit line portion of the Senior Bank Facilities provided for up to $75 million of outstanding borrowings and letters of credit, limited by the level of eligible accounts receivable and inventories. As of December 31, 1998, availability under the revolving credit line, after consideration of outstanding letters of credit of $14.1 million, was $60.9 million.

    At the Company's election, interest rates per annum for the revolving credit line were fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin or
(b) an alternate base rate (ABR) plus a borrowing margin. Such borrowing margins ranged between 1.50% and 2.50% for LIBOR loans and between 0.50% and 1.50% for ABR loans, fluctuating within each range in 0.25% increments based on the Company achieving certain financial results. Interest rates per annum applicable to Tranche B term loan were either (a) LIBOR plus a margin of 3.00% or (b) ABR plus 2.00%. Additionally, various fees related to unused commitments, letters of credit and administration of the facility were incurred by the Company. As of December 31, 1998 and 1997, the weighted average interest rate of all outstanding loans under the Senior Bank Facilities was 8.84% and 9.01%, respectively. Borrowings under the Senior Bank Facilities were guaranteed by each of the Company's subsidiaries other than JAIX Leasing (the Guarantor Subsidiaries) and were secured by the assets and stock of the Company and its Guarantor Subsidiaries. During 1998, the Company prepaid $35 million of the Tranche B loan and during 1997, the Company retired the Tranche A loan in conjunction with the issuance of debt described in Note 6. As a result of these prepayments, the Company recorded extraordinary charges, net of income taxes, of $1.1 million and $2.0 million in 1998 and 1997, respectively, representing the non-cash writeoff of related unamortized deferred financing costs. The revolving credit line was scheduled to mature on March 31, 2002 and the Tranche B Term Loan was scheduled to mature on March 31, 2003.

    The Senior Bank Facilities contained various financial covenants including capital expenditure limitations, maximum leverage ratio, interest coverage ratio, and minimum net worth. It also restricted the Company from paying dividends, repurchasing common stock and making other distributions in certain circumstances.

    On April 29, 1999, the then outstanding balance of the Tranche B term loan was repaid and the facility was terminated in connection with the new Senior Bank Credit Facility entered into in conjunction with a subsequent acquisition (see Note 17).

OTHER

    During 1997, the Company entered into various interest rate contracts to fix a portion of the cost of its variable rate Senior Bank Facilities. These contracts limit the effect of market fluctuations on the interest cost of floating rate debt. The notional principal amounts outstanding covering the current period on the interest rate contracts were $25 million and $75 million as of December 31, 1998 and 1997, respectively. The fixed rates of interest on these contracts were 6.14% as of December 31, 1998 and ranged from 5.98% to 6.32% as of December 31, 1997. The remaining contract matures in August 2000. The impact of fixed versus variable interest rates is recorded as incurred, as a component of interest expense. Costs associated with obtaining the Senior Bank Facilities, the Senior Subordinated Notes described in Note 6 and other indebtedness aggregated to $8.7 million as of December 31, 1998. Such costs are amortized over the term

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 5. LONG-TERM DEBT (CONTINUED)

of the related debt. Amortization of deferred financing costs amounted to $1.9 million, $2.2 million and $3.2 million for the years ended December 31, 1998, 1997, and 1996, respectively. As of December 31, 1998 and 1997, accumulated amortization of such costs was $4.3 million and $4.0 million, respectively. Additional deferred financing costs were incurred and some were written off when the Senior Bank Facilities were refinanced (see Note 17).

NOTE 6. SENIOR SUBORDINATED NOTES

    In conjunction with the acquisition of TCI, the Company issued $100 million of Senior Subordinated Notes which are due August 15, 2005. In 1997, the Company issued $80 million of additional notes due August 15, 2005 (collectively, the Notes) with substantially identical terms to the already outstanding notes at a $3.6 million premium, for an effective rate of 10.8%. These Notes have an interest rate of 11.75% per annum and are guaranteed on a unsecured, senior subordinated joint and several basis by each of the Guarantor Subsidiaries. Pursuant to the settlement of separate interest rate contracts in effect when each portion of the Notes was issued, the Company realized a $0.8 million loss and a $2.6 million gain upon the 1997 and 1995 issuances, respectively. The gain and the loss are being amortized as an offset to interest expense over the term of the Notes. The Notes have customary covenants including restrictions on incurrence of additional indebtedness, payment of dividends and redemption of capital stock. The Notes are subordinated to all indebtedness under the Senior Bank Facilities and cross-default provisions do exist. Except in certain limited circumstances, the Notes are not subject to optional redemption by the Company prior to August 15, 2000, and thereafter are subject to optional redemption by the Company at declining redemption premiums. Upon the occurrence of a change in control (as defined), the Company is required to offer to repurchase the Notes at a price equal to 101% of the principal amount thereof plus accrued interest.

    The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance its bank credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

NOTE 7. EMPLOYEE BENEFIT PLANS

PENSION BENEFITS

    Certain of the Company's subsidiaries have qualified, defined benefit plans covering substantially all of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

    Following the acquisition of TCI, a certain TCI plan was frozen and was replaced with a defined contribution plan. The Company, after consideration of previously unrecognized amounts, recognized a $1.7 million non-cash gain on the termination of the plan in 1998.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 7. EMPLOYEE BENEFIT PLANS (CONTINUED)

POSTRETIREMENT BENEFITS

    The Company provides health care benefits for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

    The Company does not offer any other significant postretirement benefits. The following table sets forth the plans' funded status:

                                                        PENSION BENEFITS      POSTRETIREMENT BENEFITS
                                                      ---------------------   -----------------------
                                                                    AS OF DECEMBER 31,
                                                      -----------------------------------------------
                                                        1998        1997         1998         1997
                                                      ---------   ---------   ----------   ----------
                                                                      (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.............  $  12,165   $   9,997    $ 14,647     $ 14,275
Service cost........................................        418         325         425          365
Interest cost.......................................        620         674       1,135        1,081
Plan amendment......................................        878          --          --           --
Actuarial loss......................................        217         587       1,873         (200)
Settlement gain.....................................     (1,688)         --          --           --
Benefits paid.......................................     (4,943)       (318)     (1,301)        (874)
                                                      ---------   ---------    --------     --------
Benefit obligation at end of year...................  $   7,667   $  11,265    $ 16,779     $ 14,647
                                                      =========   =========    ========     ========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year......  $   8,220   $   6,571    $     --     $     --
Actual return on plan assets........................        675       1,197          --           --
Employer contribution...............................      1,938         768          --           --
Benefits paid.......................................     (4,943)       (318)         --           --
                                                      ---------   ---------    --------     --------
Fair value of plan assets at end of year............  $   5,890   $   8,218    $     --     $     --
                                                      =========   =========    ========     ========
Benefit obligation in excess of plan assets.........  $  (1,777)  $  (3,047)   $(16,779)    $(14,647)
Unrecognized net gain...............................       (272)       (647)      1,279         (560)
Unrecognized prior service cost.....................        686          --          --           --
                                                      ---------   ---------    --------     --------
Net amount recognized...............................  $  (1,363)  $  (3,694)   $(15,482)    $(15,207)
                                                      =========   =========    ========     ========
RECOGNIZED IN BALANCE SHEET
Accrued benefit obligation..........................  $  (1,777)  $  (3,694)   $(15,482)    $(15,207)
Intangible asset....................................        414          --          --           --
                                                      ---------   ---------    --------     --------
Net amount recognized...............................  $  (1,363)  $  (3,694)   $(15,482)    $(15,207)
                                                      =========   =========    ========     ========
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate.......................................       6.75%       7.00%       6.85%        7.10%
Expected return on plan assets......................       9.00%       9.00%         --           --
Rate of compensation increase.......................  3.00-4.00%  3.00-4.00%         --           --

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 7. EMPLOYEE BENEFIT PLANS (CONTINUED)

    For measurement purposes, a 7.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998 decreasing gradually to an ultimate rate of 4.25% by the year 2004.

    The Company recognized a minimum pension liability for underfunded plans. The minimum liability is equal to the excess of the accumulated benefit obligation over the fair market value of plan assets. A corresponding amount is recognized as an intangible asset. In addition to the above, the Company retained certain pension and related postretirement obligations of the Railcar Business aggregating to $6.7 million (with a $2.0 million intangible asset) as of the Railcar Business sales date.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                                             PENSION BENEFITS             POSTRETIREMENT BENEFITS
                                                      ------------------------------   ------------------------------
                                                                         YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------
                                                        1998       1997       1996       1998       1997       1996
                                                      --------   --------   --------   --------   --------   --------
                                                                              (IN THOUSANDS)
Service cost........................................   $ 418     $   325     $ 473      $  425     $  365     $  854
Interest cost.......................................     620         674       623       1,135      1,081      1,340
Expected return on plan assets......................    (605)     (2,433)     (483)         --         --         --
Amortization of unrecognized gains and losses.......      --       1,807       (27)         16         --       (183)
  Amortization of unrecognized prior service cost...      31          14        --          --         --         --
                                                       -----     -------     -----      ------     ------     ------
  Net periodic benefit cost.........................   $ 464     $   387     $ 586      $1,576     $1,446     $2,011
                                                       =====     =======     =====      ======     ======     ======

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                        AS OF DECEMBER 31, 1998
                                                    -------------------------------
                                                    1-PERCENTAGE-    1-PERCENTAGE-
                                                    POINT INCREASE   POINT DECREASE
                                                    --------------   --------------
                                                            (IN THOUSANDS)
Effect on total of service and interest cost......       $  304         $  (257)
Effect on postretirement benefit obligation.......        2,705          (2,341)

DEFINED CONTRIBUTION PLANS

    Certain of the Company's subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans, excluding the Railcar Business were $3.1 million, $2.9 million and $2.8 million for the years 1998, 1997 and 1996, respectively.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 8. INCOME TAXES

    The provision for income taxes from continuing operations before extraordinary item includes current and deferred components as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Current taxes:
Federal.....................................................  $ 5,054    $ 6,172     $2,120
State.......................................................    2,776      1,258        176
                                                              -------    -------     ------
                                                                7,830      7,430      2,296
                                                              -------    -------     ------
Deferred taxes..............................................    3,023      5,451       (180)
                                                              -------    -------     ------
Provision for income taxes from continuing operations before
  extraordinary item........................................  $10,853    $12,881     $2,116
                                                              =======    =======     ======

    The provision (benefit) for income taxes before extraordinary item differs from the amounts computed by applying the federal statutory rate as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                      --------------------------------------
                                                        1998           1997           1996
                                                      --------       --------       --------
                                                                  (IN THOUSANDS)
Income taxes at federal statutory rate..............    35.0%          35.0%          34.0%
State income taxes, net of federal benefit..........    10.3            5.2           20.9
Nondeductible amortization expense..................     9.0            6.1          231.8
Other, net..........................................     2.7           (1.0)           0.1
                                                        ----           ----          -----
Effective income tax rate...........................    57.0%          45.3%         286.4%
                                                        ====           ====          =====

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 8. INCOME TAXES (CONTINUED)

    Components of deferred tax benefits (obligations) consist of the following and include components related to the Railcar Business because the Company retained such balances upon the Railcar Business sale:

                                                                     AS OF DECEMBER 31,
                                                       -----------------------------------------------
                                                                1998                     1997
                                                       ----------------------   ----------------------
                                                       BENEFITS   OBLIGATIONS   BENEFITS   OBLIGATIONS
                                                       --------   -----------   --------   -----------
                                                                       (IN THOUSANDS)
Postretirement and pension benefit reserves..........  $12,458      $     --    $12,042      $     --
Environmental reserve................................    4,155            --      4,388            --
Accrued workers' compensation reserve................    1,862            --      1,721            --
Warranty reserve.....................................    2,924            --      1,500            --
Alternative minimum tax credit carryforward..........       --            --      2,110            --
Property, plant and equipment........................       --       (26,487)        --       (27,674)
Trademarks and technologies..........................       --       (18,339)        --       (19,061)
Inventories..........................................       --        (2,412)        --        (2,818)
Other................................................    8,375        (3,419)     7,487        (2,547)
                                                       -------      --------    -------      --------
Deferred tax benefits (obligations)..................  $29,774      $(50,657)   $29,248      $(52,100)
                                                       =======      ========    =======      ========

    In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related liability or asset for financial reporting. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry forwards, are classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carry forwards primarily consist of alternative minimum taxes, which can be carried forward indefinitely, and certain state tax net operating losses which all relate to the Railcar Business subject to various limitations which expire, if unused, in 1999 through 2007 under the current tax laws. A valuation allowance of $1.0 million and $0.3 million as of December 31, 1998 and 1997, has been recorded to offset these state tax credit carry forwards. As of December 31, 1998 and 1997, no other valuation allowances are deemed necessary as management expects to realize all other deferred benefits as future tax deductions.

NOTE 9. STOCK OPTION PLANS

    The Company maintains a Stock Option Plan (the Option Plan) for management and nonaffiliated directors of the Company and has reserved 989,000 shares of common stock for issuance under such plan. Options are granted to management at the discretion of the Company's directors and pursuant to an option program for nonaffiliated Company directors. Options granted under the Option Plan generally have an exercise price equal to the closing market value of the Company's common stock as of the date of

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 9. STOCK OPTION PLANS (CONTINUED)

grant, and become exercisable under various vesting periods of up to three years. Certain information regarding stock options issued by the Company is summarized below:

                                                                OUTSTANDING              EXERCISABLE
                                                           ----------------------   ----------------------
                                                                       WTD. AVG.                WTD. AVG.
                                                            SHARES    EXER. PRICE    SHARES    EXER. PRICE
                                                           --------   -----------   --------   -----------
                                                                        (SHARES IN THOUSANDS)
December 31, 1995........................................     583        $11.79       277         $11.18
Issued...................................................     178          4.82
Exercised................................................     (14)         2.50
Canceled.................................................     (74)        12.17
                                                             ----        ------       ---         ------
December 31, 1996........................................     673         10.10       472          10.82
Issued...................................................     209          6.54
Exercised................................................     (10)         2.79
Canceled.................................................     (50)        15.40
                                                             ----        ------       ---         ------
December 31, 1997........................................     822          8.94       651           9.74
Issued...................................................      72         15.35
Exercised................................................    (102)         6.57
                                                             ----        ------       ---         ------
December 31, 1998........................................     792        $ 9.79       670         $ 9.62
                                                             ====        ======       ===         ======

                                  OUTSTANDING                              EXERCISABLE
                           --------------------------                 ----------------------
 AS OF DECEMBER 31,1998                  WTD. AVG        WTD. AVG.                WTD. AVG.
RANGE OF EXERCISE PRICES    SHARES    REMAINING YEARS   EXER. PRICE    SHARES    EXER. PRICE
------------------------   --------   ---------------   -----------   --------   -----------
                                                 (SHARES IN THOUSANDS)
        $ 2.50--$11.13       543           7.42            $6.41        469         $6.25
         12.13-- 25.63       249           6.71            17.18        201         17.47

    The Company measures compensation cost under the intrinsic value based method. Had compensation expense been determined under the fair value based method pro forma net income and diluted earnings per share would have been as follows:

                                                           YEARS ENDED DECEMBER 31
                                                        ------------------------------
                                                          1998       1997       1996
                                                        --------   --------   --------
                                                           (IN MILLIONS, EXCEPT PER
                                                                SHARE AMOUNTS)
Pro forma net income (loss)...........................   $37.7      $ 6.9      $ (6.1)
Pro forma diluted earnings (loss) per share...........    3.73       0.70       (0.62)

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model assuming an expected life of 10 years, a zero dividend yield and the following weighted average assumptions:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1998       1997       1996
                                                      --------   --------   --------
Risk free interest rate.............................    5.3%       6.3%       7.1%
Volatility rate.....................................   60.9%      64.9%      56.6%

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 10. ENVIRONMENTAL MATTERS

    The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, the Company's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes.

    Such matters include five situations in which the Company, through certain of its truck components segment businesses and their predecessors, have been named or are believed to be Potentially Responsible Parties (PRPs) in the contamination of the sites. Additionally, environmental remediation may be required at two of the truck components segment facilities at which soil and groundwater contamination has been identified.

    The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at each of the above mentioned sites. As a result of a private party settlement of certain pending litigation with a prior owner of Gunite, TCI and Gunite will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from Gunite's waste disposal prior to the acquisition of Gunite by TCI in September 1987 at certain of such sites. The Company has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company is litigating indemnification claims and there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition which would not in any event be covered by indemnification by prior owners.

    As of December 31, 1998, the Company has a $10.7 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $0.8 million per year in 1999 through 2003 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be under way. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 10. ENVIRONMENTAL MATTERS (CONTINUED)

environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

NOTE 11. CONTINGENCIES

    The Company is involved in certain threatened and pending legal proceedings including workers' compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

    Additionally, the Company is involved in various warranty and repair claims with its customers as a normal course of business. In the opinion of management, accrued warranty costs relating to these obligations are adequate.

NOTE 12. COMMITMENTS

    The Company leases certain real property and equipment under long-term leases expiring at various dates through 2032. The leases generally contain specific renewal or purchase options at the then fair market value.

    Future minimum lease payments excluding those payments related to the Railcar Business at December 31, 1998, are as follows:

                                                              CAPITAL LEASE   OPERATING LEASES
                                                              -------------   ----------------
                                                                       (IN THOUSANDS)
1999........................................................     $  395           $ 4,888
2000........................................................        395             2,579
2001........................................................        395             1,742
2002........................................................        281             1,192
2003........................................................        125               819
Thereafter..................................................      2,003             2,215
                                                                 ------           -------
Total minimum lease payments................................      3,594           $13,435
Less: Amount representing interest..........................      2,001
                                                                 ------
Present value of minimum lease payments.....................      1,593
Less: Current portion of obligation under capital lease.....        212
                                                                 ------
Noncurrent obligation under capital lease...................     $1,381
                                                                 ======

    While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments.

    The Company assumed the capital lease in its acquisition of TCI. The related asset balance of $1.9 million is included as a component of buildings and improvements. Accumulated depreciation of this asset was $0.4 million and $0.3 million as of December 31, 1998 and 1997, respectively.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 12. COMMITMENTS (CONTINUED)

    Total rental expense, of continuing operations, for the years 1998, 1997 and 1996 amounted to $3.6 million, $3.2 million and $0.7 million, respectively.

NOTE 13. UNAUDITED QUARTERLY INFORMATION

                                                               FIRST      SECOND     THIRD      FOURTH
                                                              QUARTER    QUARTER    QUARTER    QUARTER
                                                              --------   --------   --------   --------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
1998
Total revenue...............................................   $113.8     $109.0     $105.7     $105.0
Gross profit................................................     22.9       21.9       22.7       22.2
Income from continuing operations after extraordinary
  item......................................................      1.0        1.9        2.3        2.4
Net income..................................................     14.0        6.2        8.0        9.7
Diluted earnings per share..................................     1.40       0.61       0.78       0.96

1997
Total revenue...............................................   $101.4     $109.3     $102.7     $102.5
Gross profit................................................     20.5       21.7       21.3       22.7
Income from continuing operations after extraordinary
  item......................................................      1.5        1.5        8.2        1.8
Net income (loss)...........................................     (1.9)      (0.5)       8.1        1.8
Diluted earnings (loss) per share...........................    (0.19)     (0.05)      0.83       0.18

NOTE 14. GUARANTOR SUBSIDIARIES

    The Notes are fully and unconditionally guaranteed on an unsecured, senior subordinated, joint and several basis by each of the Guarantor Subsidiaries. The following condensed consolidating financial data illustrate the composition of the Parent Company, Guarantor Subsidiaries, and JAIX Leasing. Separate complete financial statements of the respective Guarantors Subsidiaries would not provide additional information which would be useful in assessing the financial composition of the Guarantor Subsidiaries and thus are not presented.

    As described in Note 1, the Company sold its Railcar Business effective June 3, 1999. The non- guarantor subsidiary, JAIX Leasing, along with two guarantor subsidiaries JAC and FCS, were part of the Railcar Business. The operations of the Railcar Business have been reflected as discontinued operations in the accompanying consolidated financial statements for all years presented: however, the following data, for clarity, has not been restated.

    Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                               AS OF DECEMBER 31, 1998
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Cash and cash equivalents................   $ 47.4       $(13.5)      $ 5.2       $    --         $ 39.1
Accounts receivable, net.................       --         81.3         0.4            --           81.7
Inventories..............................       --         66.7          --            --           66.7
Prepaid expenses and other...............      3.1         12.0         1.1            --           16.2
                                            ------       ------       -----       -------         ------
Total current assets.....................     50.5        146.5         6.7            --          203.7
Property, plant and equipment, net.......      2.4        114.4        18.2          (0.3)         134.7
Other assets.............................    168.1        238.5         0.3        (160.9)         246.0
                                            ------       ------       -----       -------         ------
Total assets.............................   $221.0       $499.4       $25.2       $(161.2)        $584.4
                                            ======       ======       =====       =======         ======
Accounts payable.........................   $   --       $ 65.4       $ 0.2       $    --         $ 65.6
Other current liabilities................    (16.0)        93.9         2.4            --           80.3
                                            ------       ------       -----       -------         ------
Total current liabilities................    (16.0)       159.3         2.6            --          145.9
Noncurrent liabilities...................       --         78.8         3.5            --           82.3
Long-term debt, less current maturities
  and intercompany advances
  (receivables)..........................    126.3        110.5         8.7            --          245.5
Total shareholders' equity...............    110.7        150.8        10.4        (161.2)         110.7
                                            ------       ------       -----       -------         ------
Total liabilities and shareholders'
  equity.................................   $221.0       $499.4       $25.2       $(161.2)        $584.4
                                            ======       ======       =====       =======         ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME

                                                             YEAR ENDED DECEMBER 31, 1998
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Total revenue............................   $   --       $957.8       $ 8.3        $   --         $966.1
Cost of sales............................       --        821.0         4.9            --          825.9
                                            ------       ------       -----        ------         ------
Gross profit.............................       --        136.8         3.4            --          140.2
Selling, general, administrative and
  amortization expenses..................      1.2         59.5         0.9            --           61.6
Gain on sale of leased freight cars......       --           --        (1.2)           --           (1.2)
Patent lawsuit settlement................       --         (1.7)         --            --           (1.7)
Pension termination gain.................       --        (16.8)         --            --          (16.8)
                                            ------       ------       -----        ------         ------
Operating income (loss)..................     (1.2)        95.8         3.7            --           98.3
Interest expense, net....................     12.6         16.9         0.9            --           30.4
Equity (earnings) of subsidiaries........    (47.4)          --          --          47.4             --
Provision (benefit) for income taxes.....     (5.4)        33.2         1.1            --           28.9
                                            ------       ------       -----        ------         ------
Net income (loss) before extraordinary
  item...................................     39.0         45.7         1.7         (47.4)          39.0
Extraordinary item, net of tax...........     (1.1)          --          --            --           (1.1)
                                            ------       ------       -----        ------         ------
Net income (loss)........................   $ 37.9       $ 45.7       $ 1.7        $(47.4)        $ 37.9
                                            ======       ======       =====        ======         ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31, 1998
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Cash flows from (used for) operating
  activities.............................   $(29.6)      $ 82.4       $  3.9        $ --          $ 56.7
                                            ------       ------       ------        ----          ------
Cash flows from (used for) investing
  activities:
Capital expenditures.....................     (0.1)       (11.4)          --          --           (11.5)
Leasing business asset additions.........       --           --         (4.9)         --            (4.9)
Proceeds from sale of leased assets......       --           --         24.3          --            24.3
Changes in restricted cash/other.........      0.2         (0.1)          --          --             0.1
                                            ------       ------       ------        ----          ------
Cash flows from (used for) investing
  activities.............................      0.1        (11.5)        19.4          --             8.0
                                            ------       ------       ------        ----          ------
Cash flows from (used for) financing
  activities:
Payments of term loans and capital
  lease..................................    (36.7)        (0.2)          --          --           (36.9)
Net payments of JAIX Leasing debt........       --           --        (20.0)         --           (20.0)
Intercompany advances....................     88.0        (88.0)          --          --              --
Payment of deferred financing costs and
  other..................................      0.5           --         (0.1)         --             0.4
                                            ------       ------       ------        ----          ------
Cash flows from (used for) financing
  activities.............................     51.8        (88.2)       (20.1)         --           (56.5)
Net increase (decrease) in cash and cash
  equivalents............................     22.3        (17.3)         3.2          --             8.2
                                            ------       ------       ------        ----          ------
Cash and cash equivalents, beginning of
  year...................................     25.1          3.8          2.0          --            30.9
                                            ------       ------       ------        ----          ------
Cash and cash equivalents, end of year...   $ 47.4       $(13.5)      $  5.2        $ --          $ 39.1
                                            ======       ======       ======        ====          ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                               AS OF DECEMBER 31, 1997
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Cash and cash equivalents................   $ 25.1       $  3.8       $ 2.0       $    --         $ 30.9
Accounts receivable, net.................       --         60.5          --            --           60.5
Inventories..............................       --         58.7          --            --           58.7
Prepaid expenses and other...............      2.6         13.9         1.0            --           17.5
                                            ------       ------       -----       -------         ------
Total current assets.....................     27.7        136.9         3.0            --          167.6
Property, plant and equipment, net.......      2.6        117.3        36.9          (0.3)         156.5
Other assets.............................    124.7        242.8         0.8        (113.6)         254.7
                                            ------       ------       -----       -------         ------
Total assets.............................   $155.0       $497.0       $40.7       $(113.9)        $578.8
                                            ======       ======       =====       =======         ======
Accounts payable.........................   $  0.5       $ 54.7       $  --       $    --         $ 55.2
Other current liabilities................      2.7         60.2         0.5            --           63.4
                                            ------       ------       -----       -------         ------
Total current liabilities................      3.2        114.9         0.5            --          118.6
Noncurrent liabilities...................       --         78.2         3.5            --           81.7
Long-term debt, less current maturities
  and intercompany advances
  (receivables)..........................     80.8        198.8        27.9            --          307.5
Total shareholders' equity...............     71.0        105.1         8.8        (113.9)          71.0
                                            ------       ------       -----       -------         ------
Total liabilities and shareholders'
  equity.................................   $155.0       $497.0       $40.7       $(113.9)        $578.8
                                            ======       ======       =====       =======         ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME

                                                             YEAR ENDED DECEMBER 31, 1997
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Total revenue............................   $   --       $642.8       $ 7.6        $   --         $650.4
Cost of sales............................       --        552.4         4.0            --          556.4
                                            ------       ------       -----        ------         ------
Gross profit.............................       --         90.4         3.6            --           94.0
Selling, general, administrative and
  amortization expenses..................      1.1         53.5         0.1            --           54.7
Gain on sale of leased freight cars......       --           --        (0.8)           --           (0.8)
Reduction of environmental reserves......       --        (14.3)         --            --          (14.3)
                                            ------       ------       -----        ------         ------
Operating income (loss)..................     (1.1)        51.2         4.3            --           54.4
Interest expense, net....................     12.3         20.9         2.2            --           35.4
Equity (earnings) of subsidiaries........    (17.6)          --          --          17.6             --
Provision (benefit) for income taxes.....     (5.3)        14.2         0.6            --            9.5
                                            ------       ------       -----        ------         ------
Net income (loss) before extraordinary
  item...................................      9.5         16.1         1.5         (17.6)           9.5
Extraordinary item, net of tax...........     (2.0)          --          --            --           (2.0)
                                            ------       ------       -----        ------         ------
Net income (loss)........................   $  7.5       $ 16.1       $ 1.5        $(17.6)        $  7.5
                                            ======       ======       =====        ======         ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31, 1997
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Cash flows from (used for) operating
  activities.............................   $ (5.2)      $ 29.5       $  2.4        $ --          $ 26.7
                                            ------       ------       ------        ----          ------
Cash flows from (used for) investing
  activities:
Capital expenditures.....................     (0.1)        (8.2)          --          --            (8.3)
Leasing business asset additions.........       --           --        (27.6)         --           (27.6)
Proceeds from sale of leased assets......      3.1           --          7.1          --            10.2
Changes in restricted cash/other.........       --          0.6           --          --             0.6
                                            ------       ------       ------        ----          ------
Cash flows from (used for) investing
  activities.............................      3.0         (7.6)       (20.5)         --           (25.1)
                                            ------       ------       ------        ----          ------
Cash flows from (used for) financing
  activities:
Issuance of long-term debt...............     82.8           --           --          --            82.8
Payments of term loans and capital
  lease..................................    (90.0)        (0.1)          --          --           (90.1)
Net proceeds from JAIX Leasing debt......       --           --         15.6          --            15.6
Intercompany advances....................     19.4        (19.4)          --          --              --
Payment of deferred financing costs and
  other..................................     (3.0)          --         (0.5)         --            (3.5)
                                            ------       ------       ------        ----          ------
Cash flows from (used for) financing
  activities.............................      9.2        (19.5)        15.1          --             4.8
Net increase (decrease) in cash and cash
  equivalents............................      7.0          2.4         (3.0)         --             6.4
                                            ------       ------       ------        ----          ------
Cash and cash equivalents, beginning of
  year...................................     18.1          1.4          5.0          --            24.5
                                            ------       ------       ------        ----          ------
Cash and cash equivalents, end of year...   $ 25.1       $  3.8       $  2.0        $ --          $ 30.9
                                            ======       ======       ======        ====          ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME

                                                             YEAR ENDED DECEMBER 31, 1997
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Total revenue............................   $  --        $555.6       $ 4.4        $  --          $560.0
Cost of sales............................      --         472.1         2.1           --           474.2
                                            -----        ------       -----        -----          ------
Gross profit.............................      --          83.5         2.3           --            85.8
Selling, general, administrative and
  amortization expenses..................     1.2          55.6          --           --            56.8
Gain on sale of leased freight cars......      --            --        (1.4)          --            (1.4)
                                            -----        ------       -----        -----          ------
Operating income (loss)..................    (1.2)         27.9         3.7           --            30.4
Interest expense, net....................    11.4          21.7         2.7           --            35.8
Equity (earnings) of subsidiaries........    (2.0)           --          --          2.0              --
Provision (benefit) for income taxes.....    (5.2)          4.8         0.4           --              --
                                            -----        ------       -----        -----          ------
Net income (loss)........................   $(5.4)       $  1.4       $ 0.6        $(2.0)         $ (5.4)
                                            =====        ======       =====        =====          ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. GUARANTOR SUBSIDIARIES (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31, 1996
                                           ----------------------------------------------------------------
                                            PARENT     GUARANTOR       JAIX
                                           COMPANY    SUBSIDIARIES   LEASING    ELIMINATIONS   CONSOLIDATED
                                           --------   ------------   --------   ------------   ------------
                                                                    (IN MILLIONS)
Cash flows from (used for) operating
  activities.............................   $ (5.0)      $ 40.1       $  1.3       $  --          $ 36.4
                                            ------       ------       ------       -----          ------
Cash flows from (used for) investing
  activities:
Capital expenditures.....................     (0.2)        (9.7)          --          --            (9.9)
Leasing business asset additions.........     (4.9)         0.3         (0.8)         --            (5.4)
Proceeds from sale of leased freight
  cars...................................       --           --         18.1          --            18.1
Changes in restricted cash/other.........       --          0.8           --          --             0.8
                                            ------       ------       ------       -----          ------
Cash flows from (used for) investing
  activities.............................     (5.1)        (8.6)        17.3          --             3.6
                                            ------       ------       ------       -----          ------
Cash flows from (used for) financing
  activities:
Payments of term loans and capital
  lease..................................    (16.6)        (0.2)          --          --           (16.8)
Net payments of JAIX Leasing debt........       --           --         (8.8)         --            (8.8)
Intercompany advances....................     27.1        (23.7)        (3.4)         --              --
Dividends received/ (paid)...............      1.6           --         (1.6)         --              --
Payment of deferred financing costs......     (0.8)          --         (0.7)         --            (1.5)
                                            ------       ------       ------       -----          ------
Cash flows from (used for) financing
  activities.............................     11.3        (23.9)       (14.5)         --           (27.1)
Net increase in cash and cash
  equivalents............................      1.2          7.6          4.1          --            12.9
                                            ------       ------       ------       -----          ------
Cash and cash equivalents, beginning of
  year...................................     16.9         (6.2)         0.9          --            11.6
                                            ------       ------       ------       -----          ------
Cash and cash equivalents, end of year...   $ 18.1       $  1.4       $  5.0       $  --          $ 24.5
                                            ======       ======       ======       =====          ======

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Based on borrowing rates currently available to the Company for borrowings with similar terms and maturities, the fair value of the Company's total debt was approximately $248.5 million and $291.6 million as of December 31, 1998 and 1997, respectively. No quoted market value is available except for the Notes which had a market value of approximately $190 million and $196 million as of December 31, 1998, and 1997, respectively. Outstanding interest rate contracts, based on current market pricing models, have an estimated discounted fair market value of negative $0.4 million and negative $0.2 million as of December 31, 1998 and 1997, respectively. All other financial instruments of the continuing Company have fair market values which approximate carrying value as of December 31, 1998 and 1997.

NOTE 16. SUPPLEMENTAL CASH FLOWS

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1998       1997       1996
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Cash paid for:
Interest.........................................  $30,038    $27,906    $29,144
Income taxes.....................................   28,914        952      1,382

NOTE 17. SUBSEQUENT EVENTS

    Effective April 29, 1999, the Company acquired the assets of Imperial Group, Inc. (Imperial). Imperial is a leading Tier I and Tier II supplier of body and chassis components for heavy-duty Class 8 truck manufacturers and transit bus manufacturers. The purchase price for Imperial was approximately $60.1 million consisting of $57.4 million in cash and 156,740 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting. The acquisition is subject to a future working capital adjustment. The purchase price is also subject to a contingent ear out of up to $4.0 million, based on the results of Imperial's Washington plant for the 24 months ended April 2000. The Company also incurred transaction costs of $0.7 million and issued 36,500 shares of restricted stock to two Imperial employees valued at $0.6 million, which vest ratably over three years if employment continues.

    In conjunction with the acquisition of Imperial, the Company, on April 29,1999 entered into a new Senior Bank Credit Facility. The new facility is comprised of a $50 million Term A Loan, a $50 million Term B Loan and an undrawn $75 million Revolving Credit Facility. Proceeds were used to finance the Imperial acquisition, to refinance the Company's outstanding senior bank debt of $36.6 million (resulting in an extraordinary non-cash after tax charge of $1.7 million), and for working capital and other general corporate purposes. The Company incurred and deferred $2.2 million of costs in obtaining the new financing which will be deferred and amortized over the term of the related debt (5-6 years).

    At the Company's election, interest rates per annum on the new Term A loan and the new Revolving Credit Facility are fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin or (b) an alternate base rate (ABR) plus a borrowing margin. Such borrowing margins range between 1.50% and 2.50% for LIBOR loans and between 0.50% and 1.50% for ABR loans, fluctuating within each range in 0.25% increments based on the Company achieving certain financial results. Interest rates per annum applicable to the Term B loan are either (a) LIBOR plus a margin of 2.75% or (b) ABR plus a margin of 1.75%. Additionally, various fees related to unused commitments, letters of credit and administration of the facility are incurred by the Company. Borrowings under the new Senior Bank Credit Facility are guaranteed by each of the Company's

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 17. SUBSEQUENT EVENTS (CONTINUED)

subsidiaries other than JAIX Leasing (the Guarantor Subsidiaries) and are secured by the assets and stock of the Company and its Guarantor Subsidiaries. The Term A Loan and the Revolving Credit Facility mature on April 29, 2004 and the Term B Loan matures on April 29, 2005.

    The new Senior Bank Credit Facility contains various financial covenants including capital expenditure limitations, minimum leverage and interest coverage ratios, and minimum net worth. The agreement also restricts the Company from paying dividends and making other distributions in certain circumstances, and limits the ability to repurchase common stock and prepay the Senior Subordinated Notes.

    On April 1, 1999, the Company, through its wholly owned subsidiary, Bostrom Seating, Inc., issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (3.35% as of April 1, 1999) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by the Company. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under this provision, the Company would either refinance such bonds with additional borrowings under the new Revolving Credit Facility or use available cash on hand.

    Effective May 17, 1999, the Company acquired certain assets and liabilities of EMI Company (EMI), an iron foundry and machining company located in Erie, Pennsylvania. The Company paid $16.5 million in cash for property, plant and equipment and $2.2 million for working capital. The acquisition was accounted for under the purchase method of accounting.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                 AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                  (UNAUDITED)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                                     (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.................................    $ 13,478        $ 33,382
  Accounts receivable, net..................................      74,035          55,550
  Inventories...............................................      39,045          29,566
  Deferred income tax assets................................      12,399          13,688
  Prepaid expenses and other current assets.................       5,812           2,643
  Net assets of discontinued operations.....................          --          37,555
                                                                --------        --------
    Total current assets....................................     144,769         172,384
  Property, plant and equipment, net........................     123,947          82,402
  Deferred financing costs and other, net...................       5,833           8,809
  Intangible assets, net....................................     261,279         229,408
                                                                --------        --------
      Total assets..........................................    $535,828        $493,003
                                                                ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    $ 33,097        $ 19,601
  Accrued expenses and other payables.......................      48,292          51,662
  Accrued income taxes on discontinued operations...........       7,757              --
  Current maturities of long-term debt and capital lease....       1,930           9,039
                                                                --------        --------
    Total current liabilities...............................      91,076          80,302
Long-term debt and capital lease, less current maturities...      22,179          49,186
Senior subordinated notes...................................     180,824         182,338
Deferred income tax liabilities.............................      29,987          34,571
Other long-term liabilities.................................      35,263          35,889

Shareholders' Equity:
  Preferred stock, par $.01, 20,000 shares authorized, none
    outstanding.............................................          --              --
  Common stock, par $.01, 201,000 shares authorized, 10,282
    and 9,900 issued and outstanding as of September 30,
    1999 and December 31, 1998, respectively................         103              99
  Paid-in capital...........................................      62,627          56,892
  Unearned compensation.....................................      (2,007)             --
  Retained earnings.........................................     115,776          53,741
  Employee receivables for stock purchases..................          --             (15)
                                                                --------        --------
    Total shareholders' equity..............................     176,499         110,717
                                                                --------        --------
      Total liabilities and shareholders' equity............    $535,828        $493,003
                                                                ========        ========

     See accompanying notes to condensed consolidated financial statements.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

        FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                  (UNAUDITED)

                                                      THREE MONTHS ENDED     NINE MONTHS ENDED
                                                         SEPTEMBER 30,         SEPTEMBER 30,
                                                      -------------------   -------------------
                                                        1999       1998       1999       1998
                                                      --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...........................................  $141,057   $105,694   $392,728   $328,525
Cost of sales.......................................   114,586     82,957    313,308    260,991
                                                      --------   --------   --------   --------
  Gross profit......................................    26,471     22,737     79,420     67,534
Selling, general and administrative expenses........    11,229      8,773     32,308     28,529
Amortization expense................................     2,022      1,689      5,629      5,080
Pension termination gain............................        --         --         --     (1,688)
                                                      --------   --------   --------   --------
  Operating income..................................    13,220     12,275     41,483     35,613
Interest income.....................................      (448)      (341)    (1,102)      (806)
Interest expense....................................     6,197      7,017     20,490     21,612
                                                      --------   --------   --------   --------
Income before income taxes, extraordinary items and
  discontinued operations...........................     7,471      5,599     22,095     14,807
Provision for income taxes..........................     3,352      2,856     10,101      8,627
                                                      --------   --------   --------   --------
Net income before extraordinary items and
  discontinued operations...........................     4,119      2,743     11,994      6,180
Extraordinary items, net of income taxes............        --       (399)    (2,505)      (984)
Discontinued operations:
  Income, net of income taxes.......................        --      5,640     22,728     22,982
  Gain on sale, net of income taxes.................        --         --     29,817         --
                                                      --------   --------   --------   --------
Net income and comprehensive income.................  $  4,119   $  7,984   $ 62,034   $ 28,178
                                                      ========   ========   ========   ========
Basic earnings per share:
Income before extraordinary items and discontinued
  operations........................................  $   0.41   $   0.28   $   1.20   $   0.63
Extraordinary items.................................        --      (0.04)     (0.25)     (0.10)
Income from discontinued operations.................        --       0.57       5.24       2.34
                                                      --------   --------   --------   --------
Net income per share................................  $   0.41   $   0.81   $   6.19   $   2.87
                                                      ========   ========   ========   ========
Basic weighted average common shares outstanding....  $ 10,121   $  9,873   $ 10,027   $  9,818
                                                      ========   ========   ========   ========
Diluted earnings per share:
Income before extraordinary items and discontinued
  operations........................................  $   0.40   $   0.27   $   1.17   $   0.61
Extraordinary items.................................        --      (0.04)     (0.24)     (0.10)
Income from discontinued operations.................        --       0.55       5.15       2.27
                                                      --------   --------   --------   --------
Net income per share................................  $   0.40   $   0.78   $   6.08   $   2.78
                                                      ========   ========   ========   ========
Diluted weighted average equivalent shares
  outstanding.......................................  $ 10,292   $ 10,187   $ 10,210   $ 10,138
                                                      ========   ========   ========   ========

     See accompanying notes to condensed consolidated financial statements.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999        1998
                                                              ---------   --------
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income................................................  $  62,034   $ 28,178
  Deduct income from discontinued operations................     22,728     22,982
  Income from continuing operations.........................     39,306      5,196
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Net gain on sale of discontinued operations...............    (29,817)        --
  Depreciation..............................................     10,293      8,216
  Amortization--other.......................................      6,435      5,915
  Amortization--deferred financing costs....................        512      1,136
  Deferred income taxes.....................................       (937)       897
  Pension termination gain..................................         --     (1,688)
  Extraordinary items, net of income taxes..................      2,505        984
  Provisions for postretirement benefits....................      1,224      1,189
Changes in operating assets and liabilities:
  Accounts receivable, net..................................     (2,992)    (8,229)
  Inventories...............................................        706      2,467
  Accounts payable..........................................        692     (1,392)
  Accrued interest expense..................................     (5,770)    (5,897)
  Accrued income taxes on discontinued operations...........     (2,597)        --
  Other assets and liabilities..............................      5,004      7,274
                                                              ---------   --------
Net cash provided by operating activities...................     24,564     16,068
                                                              ---------   --------
INVESTING ACTIVITIES:
  Proceeds from the sale of discontinued operations.........    101,348         --
  Cash paid for acquisitions, net of cash acquired..........    (86,331)        --
  Capital expenditures......................................    (11,748)    (6,351)
                                                              ---------   --------
Net cash provided by (used for) investing activities........      3,269     (6,351)
                                                              ---------   --------
FINANCING ACTIVITIES:
  Proceeds from the issuance of long-term debt..............    103,100         --
  Payment of term loans and capital leases..................   (137,216)   (26,852)
  Retirement of subordinated notes..........................     (1,250)        --
  Payment of deferred financing costs.......................     (2,056)        --
  Other.....................................................        933      1,138
                                                              ---------   --------
  Net cash provided by (used) for financing activities......    (36,489)   (25,714)
                                                              ---------   --------
Net decrease in cash and cash equivalents from continuing
  operations................................................     (8,656)   (15,997)
Net cash provided by discontinued operations................    (11,248)    17,737
CASH AND CASH EQUIVALENTS,
  beginning of period.......................................     33,382     27,884
                                                              ---------   --------
CASH AND CASH EQUIVALENTS,
  end of period.............................................  $  13,478   $ 29,624
                                                              =========   ========
                        SUPPLEMENTAL CASH FLOWS DISCLOSURE
Cash paid for interest......................................  $  25,119   $ 29,120
Cash paid for income taxes..................................  $  35,324   $ 19,626

     See accompanying notes to condensed consolidated financial statements.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

    The financial statements presented herein and these notes are unaudited. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the registrant believes that all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made, interim periods are not necessarily indicative of the results of operations for a full year. As such, these financial statements should be read in conjunction with the financial statements and notes thereto included by reference in the registrant's Form 10-K for the year ended December 31, 1998 and Form 8-K dated August 12, 1999.

    On June 3, 1999, the Company completed the sale of its freight car businesses (the Railcar Businesses), which for historic business segment reporting purposes were previously reported as the "Freight Car" segment. The financial statements herein have been recast for periods prior to the sale to reflect the Railcar Businesses as a discontinued operation. Revenues of the Railcar Businesses for the three months ended September 30, 1998 were $137.1 million and for the nine months ended September 30, 1999 and 1998 were $315.6 million and $383.6 million, respectively.

    Effective June 14, 1999, the name of the Company was changed from "Johnstown America Industries, Inc." to "Transportation Technologies Industries, Inc." The condensed consolidated financial statements include the accounts of Transportation Technologies Industries, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Certain reclassifications have been made to prior amounts to conform to current period presentation.

NOTE 2. ACQUISITIONS

    CLARK ENGINEERING & MANUFACTURING ACQUISITION

    On September 30, 1999, the Company's Imperial Group subsidiary acquired certain assets and liabilities of Clark Engineering & Manufacturing, Inc. (Clark), a manufacturer of a broad range of metal parts and accessories for the class 8 truck industry with annual revenues of about $6.0 million. Clark will become a part of the Company's Imperial Texas Fabricating Division. The Company used cash on-hand of $8.5 million to fund the acquisition. The acquisition was accounted for under the purchase method of accounting.

    BMC OF VIRGINIA, INC. ACQUISITION

    On October 21, 1999, the Company announced that its Imperial Group subsidiary acquired certain assets and liabilities of BMC of Virginia, Inc. (BMC-VA). The company is a leading supplier of components to Volvo, whose North American assembly operations are located adjacent to BMC-VA facilities. BMC-VA manufactures, warehouses, assembles and sequences components for Volvo and Freightliner and has annual revenues of approximately $11.0 million. The Company used cash on hand of $11.0 million to fund the acquisition. The acquisition will be accounted for under the purchase method of accounting.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                  (UNAUDITED)

NOTE 3. INVENTORIES

    Inventories of the Company consist of the following (in thousands):

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          1999           19998
                                                      -------------   ------------
Raw materials and purchased components..............     $12,314         $ 8,575
Work-in-progress and finished goods.................      26,731          20,991
                                                         -------         -------
                                                         $39,045         $29,566
                                                         =======         =======

NOTE 4. DEBT

    Long-term debt of the Company consists of the following (in thousands):

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          1999           19998
                                                      -------------   ------------
Revolving loan......................................     $    --         $    --
Tranche A term loan.................................       9,600          56,632
Tranche B term loan.................................       9,975              --
                                                         -------         -------
  Total senior bank facilities......................      19,575          56,632
Industrial revenue bond.............................       3,100              --
Capital lease.......................................       1,434           1,593
                                                         -------         -------
  Total debt........................................      24,109          58,225
Less:
Current maturities..................................       1,930           9,039
                                                         -------         -------
Long-term debt......................................     $22,179         $49,186
                                                         =======         =======

    The Company entered into a new credit facility (Senior Credit Facility) on April 29, 1999, in conjunction with the acquisition of Imperial Group. The revolving credit line portion of the Senior Credit Facility provides for up to $75 million of outstanding borrowings and letters of credit. As of September 30, 1999, availability under the revolving credit line, after consideration of outstanding letters of credit of $7.5 million, was $67.5 million.

    At the Company's election, interest rates per annum on the Term A Loan and the revolving credit line are fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin or (b) an alternate base rate (ABR) plus a borrowing margin. Such borrowing margins range between 1.50% and 2.50% for LIBOR loans and between 0.50% and 1.50% for ABR loans, fluctuating within each range in 0.25% increments based on the Company achieving certain financial results. Interest rates per annum applicable to the Term B Loan are either (a) LIBOR plus a margin of 2.75% or (b) ABR plus a margin of 1.75%. The weighted average interest rate of all outstanding loans under the Senior Credit Facility was 8.5% at September 30, 1999. Additionally, various fees related to unused commitments, letters of credit and administration of the facility are incurred by the Company. Borrowings under the Senior Credit Facility are guaranteed by each of the Company's subsidiaries (the Guarantor Subsidiaries) and are secured by the assets and stock of the Company and its Guarantor

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                  (UNAUDITED)

NOTE 4. DEBT (CONTINUED)

Subsidiaries. The Term A Loan and the revolving credit line mature on April 29, 2004 and the Term B Loan matures on April 29, 2005.

    The Senior Credit Facility contains various financial covenants including capital expenditure limitations, minimum leverage and interest coverage ratios, and minimum net worth. The agreement also restricts the Company from paying dividends and making other distributions in certain circumstances, and limits the ability to repurchase common stock and prepay the Senior Subordinated Notes.

    INDUSTRIAL REVENUE BOND

    On April 1 1999, the Company, through its wholly owned subsidiary, Bostrom Seating, Inc., issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (4.15% as of September 30, 1999) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by the Company. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under this provision, the Company would either refinance such bonds with additional borrowings under the new revolving credit line or use available cash on hand.

    INTEREST RATE CONTRACTS

    The Company has entered into an interest rate contract to fix a portion of the cost of its variable rate bank debt. This contract limits the effect of market fluctuations on the interest cost of floating rate debt. The notional principal amounts outstanding on the interest rate contract covering the current period is $15.0 million at a 6.14% fixed rate of interest plus the applicable borrowing margin. The contract matures in August 2000.

NOTE 5. SENIOR SUBORDINATED NOTES

    In 1995, the Company issued $100 million of Senior Subordinated Notes which are due August 15, 2005. In 1997, the Company issued $80 million of additional notes due August 15, 2005 (collectively, the Notes) with substantially identical terms to the already outstanding notes at a $3.6 million premium, for an effective rate of 10.8%. These Notes have an interest rate of 11.75% per annum and are guaranteed on an unsecured, senior subordinated joint and several basis by each of the Company's subsidiaries. Pursuant to the settlement of separate interest rate contracts in effect when each portion of the Notes was issued, the Company realized a $0.8 million loss and a $2.6 million gain upon the 1997 and 1995 issuances, respectively. The gain and the loss are being amortized as an offset to interest expense over the term of the Notes. The Notes have customary restrictive covenants including restrictions on incurrence of additional indebtedness, payment of dividends and redemption of capital stock. The Notes are subordinated to all indebtedness under the Senior Credit Facility and cross-default provisions do exist. Except in certain limited circumstances, the Notes are not subject to optional redemption by the Company prior to August 15, 2000, and thereafter are subject to optional redemption by the Company at declining redemption premiums. Upon the occurrence of a change in control (as defined), the Company is required to offer to repurchase the Notes at a price equal to 101% of the principal amount thereof plus accrued interest. In August, 1999 the company repurchased and retired Notes with a face value of $1.25 million.

         TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                  (UNAUDITED)

NOTE 5. SENIOR SUBORDINATED NOTES (CONTINUED)

    The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the senior bank debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

NOTE 6. ENVIRONMENTAL MATTERS

    The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes. Such matters include five situations in which the Company, through its TCI subsidiaries and their predecessors, have been named or are believed to be potentially responsible parties ("PRP") in the contamination of the sites. With respect to claims involving Gunite Corporation ("Gunite"), TCI and Gunite in September 1997 entered into a private-party settlement (the "Settlement") of certain pending litigation with a prior owner of Gunite, pursuant to which each of TCI and Gunite and the prior owner withdrew their claims against the other. As a result of the Settlement, TCI and Gunite will not be responsible for liabilities and costs related to certain alleged contamination of Gunite's facilities and at certain off-site properties to the extent arising out of operations of Gunite prior to the acquisition of Gunite by TCI in September 1987. As of September 30, 1999, based on all of the information currently available to the Company, the Company has an environmental reserve of $10.4 million which management believes is adequate to cover future expenditures. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, although the Company's subsidiaries are not likely to incur costs for most of the reserved matters until several years in the future. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of potentially responsible parties contributing to such costs. Based on all of the information presently available, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability or the uncertainties referred to above could result in such a material adverse effect.

                                    ANNEX C
                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                                      AND
                       TRANSPORTATION ACQUISITION I CORP.
                          DATED AS OF JANUARY 28, 2000

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            --------
                                     ARTICLE I

                                     THE OFFER

Section 1.01  The Offer...................................................     C-5

Section 1.02  Company Actions.............................................     C-7

Section 1.03  Boards of Directors; Committees; Section 14(f)..............     C-8

Section 1.04  Option to Acquire Additional Shares.........................     C-8

                                     ARTICLE II

                                     THE MERGER

Section 2.01  The Merger..................................................     C-9

Section 2.02  Closing.....................................................     C-9

Section 2.03  Effective Time..............................................     C-9

Section 2.04  Effects of the Merger.......................................     C-9

Section 2.05  Certificate of Incorporation and By-Laws....................     C-9

Section 2.06  Directors...................................................     C-9

Section 2.07  Officers....................................................     C-9

Section 2.08  Stockholders Meeting........................................    C-10

Section 2.09  Merger Without Meeting of Stockholders......................    C-10

                                    ARTICLE III

                              CONVERSION OF SECURITIES

Section 3.01  Conversion of Shares........................................    C-10

Section 3.02  Company Options.............................................    C-11

Section 3.03  Dissenting Shares...........................................    C-11

Section 3.04  Exchange of Shares..........................................    C-12

                                     ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.01  Organization and Qualification; Subsidiaries................    C-13

Section 4.02  Capitalization of the Company...............................    C-14

Section 4.03  Authorization...............................................    C-14

Section 4.04  Non-Contravention...........................................    C-14

Section 4.05  Compliance with Applicable Laws.............................    C-15

Section 4.06  SEC Reports.................................................    C-15

Section 4.07  Absence of Certain Changes..................................    C-15

Section 4.08  Litigation..................................................    C-15

Section 4.09  Company Information.........................................    C-15

Section 4.10  Brokers and Finders.........................................    C-16

Section 4.11  Opinion of Financial Advisor................................    C-16

                                                                              PAGE
                                                                            --------
Section 4.12  Takeover Statutes...........................................    C-16

Section 4.13  Rights Agreement............................................    C-16

                                     ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF ACQUISITION

Section 5.01  Organization................................................    C-16

Section 5.02  Capitalization..............................................    C-16

Section 5.03  Authorization...............................................    C-16

Section 5.04  Proxy Statement; Schedule 14D-9; Schedule TO................    C-17

Section 5.05  Financing...................................................    C-17

Section 5.06  No Prior Activities. .......................................    C-17

Section 5.07  Brokers and Finders.........................................    C-17

Section 5.08  Governmental Approvals. ....................................    C-17

Section 5.09  Non-Contravention...........................................    C-18

Section 5.10  Calculation of EBITDA.......................................    C-18

                                     ARTICLE VI

                                     COVENANTS

Section 6.01  Conduct of Business of the Company..........................    C-18

Section 6.02  No Solicitation.............................................    C-19

Section 6.03  Access to Information. .....................................    C-20

Section 6.04  Reasonable Best Efforts.....................................    C-20

Section 6.05  Consents. ..................................................    C-21

Section 6.06  Public Announcements. ......................................    C-21

Section 6.07  Indemnification and Insurance...............................    C-21

Section 6.08  Notification of Certain Matters. ...........................    C-21

Section 6.09  Matters Relating to the Commitment Letters. ................    C-21

                                    ARTICLE VII

                      CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01  Conditions to Each Party's Obligation to Effect the
                Merger. ..................................................    C-22

                                    ARTICLE VIII

                           TERMINATION; AMENDMENT; WAIVER

Section 8.01  Termination.................................................    C-22

Section 8.02  Effect of Termination.......................................    C-23

Section 8.03  Fees and Expenses...........................................    C-23

Section 8.04  Amendment...................................................    C-24

Section 8.05  Extension; Waiver...........................................    C-25

                                                                              PAGE
                                                                            --------
                                     ARTICLE IX

                                   MISCELLANEOUS

Section 9.01  Nonsurvival of Representations and Warranties...............    C-25

Section 9.02  Entire Agreement; Assignment................................    C-25

Section 9.03  Validity....................................................    C-25

Section 9.04  Notices.....................................................    C-25

Section 9.05  Governing Law...............................................    C-26

Section 9.06  Descriptive Headings........................................    C-26

Section 9.07  Parties in Interest.........................................    C-26

Section 9.08  Counterparts................................................    C-26

Section 9.09  Specific Performance........................................    C-26

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 28, 2000, between TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC., a Delaware corporation (the "Company"), and TRANSPORTATION ACQUISITION I CORP., a Delaware corporation ("Acquisition").

    WHEREAS, the Boards of Directors of the Company and Acquisition have determined that it is advisable and in the best interests of their respective stockholders for Acquisition to acquire the Company upon the terms and subject to the conditions set forth herein;

    WHEREAS, in furtherance of such acquisition, Acquisition has agreed to commence a tender offer (the "Purchaser Offer") to purchase for cash shares of common stock, par value $0.01 per share, of the Company, together with the associated rights attached thereto (the "Rights") issued pursuant to the Rights Agreement, dated as of October 4, 1995 (the "Rights Agreement"), between the Company and BancBoston State Street Investor Services, L.P., as Rights Agent (collectively, the "Shares"), at a price of $21.50 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Per Share Amount"), upon the terms and subject to the conditions of this Agreement and the Purchaser Offer;

    WHEREAS, the Company has agreed to simultaneously make an offer to acquire Shares (the "Company Offer," and together with the Purchaser Offer, the "Offer") for the Per Share Amount, upon the terms and subject to the conditions of this Agreement and the Company Offer;

    WHEREAS, the Purchaser Offer and the Company Offer shall together be an offer to acquire all of the issued and outstanding Shares;

    WHEREAS, the Board of Directors of the Company (the "Board"), acting upon the unanimous recommendation of a special committee of the Board comprised entirely of independent directors (the "Special Committee"), and the Board of Directors of Acquisition have each approved the making of the Offer, and the Board has determined to recommend that stockholders of the Company tender their Shares pursuant to the Offer;

    WHEREAS, it is further proposed that following the consummation of the Offer, Acquisition will merge with and into the Company (the "Merger") in accordance with the General Corporation Law of the State of Delaware (the "DGCL"); and

    WHEREAS, the Board of Directors of the Company (the "Board"), acting upon the unanimous recommendation of the Special Committee, (i) has determined that the Merger is advisable and in the best interests of the Company and its stockholders (other than Acquisition, the Participants (as defined below) and their respective affiliates), (ii) has approved the Merger, the Offer, this Agreement and the other transactions contemplated hereby and (iii) recommends that the Company's stockholders approve this Agreement and the Merger.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE OFFER

    Section 1.01 THE OFFER. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01 and none of the events set forth in Annex A or Annex B hereto shall have occurred or be existing, as promptly as practicable, but in no event later than five business days following the public announcement of the execution of this Agreement, Acquisition and the Company shall jointly commence the Offer. Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Acquisition and the Company shall accept for payment and pay for Shares which have been validly tendered and not withdrawn as soon as practicable after the expiration of the Offer.

    (b) The obligations of Acquisition to accept for payment any Shares tendered shall be subject to the satisfaction of only those conditions set forth in Annex A hereto and the obligation of the Company to accept for payment any Shares tendered shall be subject to the satisfaction of only those conditions set forth in Annex B hereto.

    (c) Subject to the requirements of applicable law, Acquisition may waive the conditions set forth in Annex A in its sole discretion; PROVIDED, HOWEVER, that without the prior written consent of the Company, Acquisition will not
(i) decrease the Per Share Amount or the number of Shares sought in the Purchaser Offer, (ii) change the form of consideration to be paid in the Purchaser Offer, (iii) amend or waive the Minimum Condition (as defined Annex A hereto) or impose any additional conditions on the Purchaser Offer other than the conditions set forth in Annex A, (iv) amend any other term of the Purchaser Offer in any manner adverse to the holders of Shares or (v) extend the expiration date of the Purchaser Offer beyond April 30, 2000.

    (d) Subject to the requirements of applicable law, the Company may waive the conditions set forth in Annex B in its sole discretion; PROVIDED, HOWEVER, that without prior written consent of Acquisition, the Company will not (i) decrease the Per Share Amount or the number of Shares sought in the Company Offer,
(ii) change the form of consideration to be paid in the Company Offer,
(iii) amend or waive the Minimum Condition or impose any additional conditions on the Company Offer other than the conditions set forth in Annex B, (iv) amend any other term of the Company Offer in any manner adverse to Acquisition or
(v) extend the expiration date of the Company Offer beyond April 30, 2000.

    (e) Notwithstanding the foregoing, but subject in all events to
Section 8.01, Acquisition may, without the consent of the Company, extend the Purchaser Offer at any time, and from time to time (and at the direction of Acquisition, the Company shall accordingly extend the Company Offer), (i) if at the then scheduled expiration date of the Offer any of the conditions to the obligations of Acquisition and the Company to accept Shares for payment (other than the Minimum Condition, as to which Acquisition may extend the Purchaser Offer up to 10 business days) shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer.

    (f) Notwithstanding the foregoing, Acquisition may, without the consent of the Company (and at the direction of Acquisition and provided that the representation set forth in Section 5.05 shall remain true and correct, the Company shall), increase the Per Share Amount and extend the Offer to the extent required by applicable law in connection with any such increase.

    (g) As soon as practicable following the commencement of the Offer, the Company shall commence a tender offer and consent solicitation for all of its outstanding 11.75% Senior Subordinated Notes due 2005 and 11.75% Series C Senior Subordinated Notes due 2005 (the "Debt Tender Offer"). The Debt Tender Offer shall be made by means of an offer to purchase and consent solicitation on the terms set forth in Annex C to this Agreement.

    (h) As soon as practicable on the date the Offer is commenced, with respect to the Offer (i) the parties hereto, together with such other persons as shall be required to be included as parties to such filing, shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto and including the exhibits thereto, the "Schedule TO"). The Schedule TO shall contain or incorporate by reference an offer to purchase and a form of letter of transmittal and any other documents related to the Offer (the Schedule TO, the offer to purchase and such other documents, together with any amendments and supplements thereto, are collectively referred to herein as the "Offer Documents"). The Offer Documents shall comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company or Acquisition with respect to information supplied by the other party in writing for inclusion in the Offer Documents. Each of the parties hereto shall take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. Each of the parties hereto shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and shall take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. Each of the parties hereto and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents before they are filed with the SEC. In addition, each of the parties hereto shall provide to the other party and its counsel in writing any comments or other communications that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications.

    Section 1.02 COMPANY ACTIONS. (a) The Company hereby approves of and consents to the Offer and represents that its Board, at a meeting duly called and held and acting on the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and in the best interests of the Company's stockholders (other than Acquisition, the Participants or their respective Affiliates), (ii) duly approved the adoption of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, which approval satisfies in full the requirements of prior approval contained in
Section 203(a)(1) of the DGCL, (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder and approve this Agreement and the Merger PROVIDED, HOWEVER, that such recommendation may be withdrawn or modified to the extent that the Special Committee determines in good faith that such action is required in order to comply with its fiduciary duties after receiving advice to such effect from its special counsel and
(iv) resolved to amend the Rights Agreement as contemplated herein.

    (b) As soon as practicable on the date the Offer is commenced, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") containing the recommendation described in
Section 1.02(a)(iii) of this Agreement and to disseminate the Schedule 14D-9 to the Company's stockholders, together with the Offer Documents, promptly after the commencement of the Offer. Each of the parties hereto agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and the Company further agrees to take all steps necessary to cause the
Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. Acquisition shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. In addition, the Company shall provide Acquisition and its counsel in writing with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

    (c) In connection with the Offer, if requested by Acquisition, the Company shall promptly furnish Acquisition with mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of a recent date, and shall furnish Acquisition with such additional information and such other assistance as Acquisition or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Acquisition and their affiliates and agents shall hold in confidence the information contained in any of such labels, listings and files, shall use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, shall, upon request of the Company, deliver or cause to be delivered to the Company all copies of such information and any extracts or summaries of such information then in their possession.

    Section 1.03  BOARDS OF DIRECTORS; COMMITTEES;
SECTION 14(F). (a) Promptly after the purchase of and payment pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, Acquisition shall be entitled to designate for election to the Board such number of persons as will cause a majority of directors of the Company to consist of persons designated by Acquisition, and the Company shall, upon written request by Acquisition, promptly, at the Company's election, either increase the size of the Board or take such other actions as may be necessary so as to include on, and cause to be elected to the Board, the individual or individuals designated by Acquisition.

    (b) The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.03 and shall include in the Schedule 14D-9 mailed to the Company's stockholders promptly after the commencement of the Offer such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations under this Section 1.03. Acquisition will supply to the Company and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    (c) Following the election or appointment of Acquisition's designees pursuant to this Section 1.03 and prior to the Effective Time (as hereinafter defined), any amendment or termination of this Agreement, extension of the time for the performance of any of the obligations or other acts of Acquisition, waiver of any of the Company's rights hereunder, action in connection with this Agreement required to be taken by the Board of Directors of the Company, amendment to the Company's Certificate of Incorporation, Bylaws or Rights Agreement, or action that would be reasonably likely to adversely affect the interests of stockholders of the Company (other than Acquisition, the Participants or their respective affiliates) in any material respect, shall require the concurrence of a majority of the directors of the Company then in office who are neither designated by Acquisition nor employees of the Company.

    Section 1.04 OPTION TO ACQUIRE ADDITIONAL SHARES. (a) The Company hereby grants to Acquisition an irrevocable option (the "Option") to purchase up to that number of newly issued Shares (the "Option Shares") equal to the number of Shares, that when added to the number Shares owned by Purchaser and its affiliates immediately following consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis (giving effect to the issuance of the Option Shares) for a consideration per Option Share equal to the Per Share Amount; PROVIDED, HOWEVER, that the number of Option Shares shall not exceed that number equal to 19.9% of the Shares outstanding on the date of this Agreement.

    (b) The Option may be exercised by Acquisition at any time at or after the acceptance for payment by Acquisition of Shares pursuant to the Offer in accordance with the terms of this Agreement. In the event Acquisition wishes to exercise the Option, Acquisition shall give written notice (the "Notice") of its exercise of the Option specifying the number of Shares that are or will be owned by Acquisition and its affiliates immediately following consummation of the Offer and a place and a time (which may be concurrent with the consummation of the Offer) for the closing of such purchase. The Company shall, as soon as possible following receipt of the Notice, deliver written notice to Acquisition specifying the number of Option Shares.

    (c) At the closing of the purchase of the Option Shares, (i) the Company will deliver to Acquisition a certificate or certificates representing the number of Option Shares so purchased and (ii) Acquisition will make payment to the Company of the aggregate price for the Option Shares being purchased, as stated in the Notice, by check or wire transfer in an amount equal to the product of (x) the Per Share Amount and (y) the total number of Option Shares delivered at the closing. The Company shall pay all expenses, and any and all United States Federal, state and 1ocal taxes and other charges, that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 1.04.

                                   ARTICLE II
                                   THE MERGER

    Section 2.01 THE MERGER. At the Effective Time and upon the terms and subject to the conditions of this Agreement and the DGCL, Acquisition shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease.

    Section 2.02 CLOSING. The closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, New York at 10:00 a.m., local time, on a date to be specified by the parties hereto, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VII hereof (the "Closing Date"), unless another date or place is agreed to in writing by the parties thereto.

    Section 2.03 EFFECTIVE TIME. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII hereof, the parties hereto shall cause the Merger to become effective by the filing with the Secretary of State of Delaware of a certificate of merger or other appropriate documents executed in accordance with the relevant provisions of the DGCL, and shall take all such other and further actions as may be required by applicable law to make the Merger effective. The date and time when the Merger shall become effective is herein referred to as the "Effective Time."

    Section 2.04 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

    Section 2.05 CERTIFICATE OF INCORPORATION AND BY-LAWS. At the Effective Time, (i) the certificate of incorporation of the Company shall be amended and restated in its entirety to read in the form of the certificate of incorporation of Acquisition as in effect immediately prior to the Effective Time and such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law and (ii) the by-laws of the Company shall be amended and restated in their entirety to read in the form of the by-laws of Acquisition as in effect immediately prior to the Effective Time, and such amended and restated by-laws shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

    Section 2.06 DIRECTORS. The directors of Acquisition immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation from the Effective Time until their respective successors are duly elected or appointed and qualified.

    Section 2.07 OFFICERS. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation from the Effective Time until their respective successors are duly elected and appointed and qualified.

    Section 2.08 STOCKHOLDERS MEETING. If required by applicable law to consummate the Merger, the Company, acting through its Board, shall, in accordance with and to the extent permitted by applicable law:

        (a) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Stockholders Meeting") as soon as practicable following the expiration or termination of the Offer for the purpose of considering and taking action upon this Agreement;

        (b) subject to its fiduciary duties under applicable law as advised by special counsel to the Special Committee, include in the Proxy Statement (as defined herein) the recommendation of the Special Committee and the Board that stockholders of the Company vote in favor of the approval and adoption of this Agreement and the Merger; and

        (c) prepare and file with the SEC a preliminary proxy or information statement relating to this Agreement and the Merger and use its reasonable best efforts to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Acquisition, respond promptly to any comments made by the SEC with respect to the preliminary proxy statement or information statement and cause a definitive proxy or information statement relating to this Agreement and the Merger (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable time following the expiration or termination of the Offer.

    Acquisition shall provide the Company with the information concerning it and the transactions contemplated by the Commitment Letters required to be included in the Proxy Statement and shall promptly correct any information provided by it to the Company for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect. At the Stockholders Meeting, Acquisition will vote, or cause to be voted, all Shares owned by it in favor of this Agreement and the transactions contemplated hereby.

    Section 2.09 MERGER WITHOUT MEETING OF STOCKHOLDERS. In the event that Acquisition or any of its subsidiaries shall acquire at least 90 percent of the outstanding Shares pursuant to the Offer or otherwise, each of the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the Stockholders Meeting, in accordance with Section 253 of the DGCL.

                                  ARTICLE III
                            CONVERSION OF SECURITIES

    Section 3.01 CONVERSION OF SHARES. (a) At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury, (ii) Shares held, directly or indirectly, by Acquisition, or by a Participant and (iii) Dissenting Shares (as defined in Section 3.03(a)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, cash in an amount equal to the Per Share Amount. The Per Share Amount shall not accrue interest.

    (b) Each Share held in the treasury of the Company and each Share held by Acquisition or any wholly owned subsidiary of Acquisition immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled, retired and cease to exist without any conversion thereof and no payment shall be made with respect thereto. Each Share held by a Participant shall be converted into the right to retain one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (a "Retained Share") or the right to receive the Per Share Amount, as agreed to between the Participant and Acquisition. For purposes of this Agreement, a "Participant" shall mean any individual designated as a Participant by Acquisition prior to the Effective Time. The Company acknowledges that the consummation of the Merger shall constitute a "Change in Control" for purposes of the shares of restricted stock of the Company granted to the Participants and that such Shares shall be treated as Shares for purposes of this Agreement.

    (c) Each Share to be converted into the right to receive either the Per Share Amount pursuant to Section 3.01(a) hereof or the Retained Shares pursuant to Section 3.01(b) hereof, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Amount or the Retained Shares, as the case may be, therefor upon the surrender of such certificate in accordance with Section 3.04 hereof.

    (d) Each share of Acquisition common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a Retained Share. Each share of Acquisition preferred stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to one share of preferred stock, par value $0.01 per share, of the Surviving Corporation.

    Section 3.02 COMPANY OPTIONS. (a) Except as provided in Section 3.02(b) hereof and unless otherwise agreed to by the holder of an outstanding option to purchase Shares or other similar interest (collectively, the "Options") granted under any of the Company's stock option plans or under any other plan or arrangement (the "Option Plans"), the Company shall take all actions necessary and appropriate to provide that, upon the Effective Time, each Option, whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each holder of such Option shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Per Share Amount over the per Share exercise price thereof and (ii) the number of Shares subject thereto (such payment to be net of applicable withholding taxes). The Company shall take all such steps as may be required to cause the transactions contemplated by this Section 3.02 and any other dispositions of its equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

    (b) Notwithstanding the foregoing, at the Effective Time, to the extent agreed to by Acquisition and the applicable holder thereof, each outstanding Option held by a Participant, whether or not then exercisable or vested (collectively, the "Retained Options"), shall, as of the Effective Time, continue to represent an option to acquire shares of common stock of the Surviving Corporation on the terms agreed to by Acquisition and such Participant.

    (c) Prior to the Effective Time, the Company shall amend the terms of its Option Plans as is necessary to give effect to the provisions of this
Section 3.02.

    Section 3.03 DISSENTING SHARES. (a) Notwithstanding anything in this Agreement to the contrary, each Share which is issued and outstanding immediately prior to the Effective Time and which is held by a stockholder who has properly exercised appraisal rights with respect thereto in accordance with
Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Per Share Amount, but such stockholders shall be entitled to receive payment of the appraised value of such Shares in accordance with the provisions of Section 262 of the DGCL, except that any Dissenting Shares held by a stockholder who shall thereafter withdraw such demand for appraisal of such Shares or lose the right to such payment as provided in Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Per Share Amount, without any interest thereon.

    (b) The Company shall give Acquisition (i) prompt notice of any written demands under Section 262 of the DGCL with respect to any Shares, any withdrawal of any such demand, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the right to participate in all negotiations and proceedings with respect to any demands under Section 262 of the DGCL with respect to any shares of capital stock of the Company. The Company shall cooperate with Acquisition concerning, and shall not, except with the prior written consent of Acquisition, voluntarily make any payment with respect to, or offer to settle or settle, any such demands.

    Section 3.04 EXCHANGE OF SHARES. (a) Prior to the Effective Time, Acquisition shall designate a bank or trust company reasonably acceptable to the Special Committee to act as paying agent (the "Paying Agent") for purposes of making cash payments contemplated hereby. As soon as practicable following the Effective Time, Acquisition shall deposit or cause to be deposited with the Paying Agent the funds necessary to make the payments contemplated by
Section 3.01(a) (the "Payment Fund"). The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investment shall be invested in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $500 million.

    (b) The Payment Fund shall not be used for any other purpose except as otherwise agreed to by Acquisition and the Company. Promptly following the date which is twelve months after the Effective Time, the Paying Agent shall return to the Surviving Corporation all cash, certificates and other instruments in its possession that constitute any portion of the Payment Fund, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate shall be entitled to look to the Surviving Corporation (subject to applicable abandoned property, escheat and similar laws) only as general creditors thereof with respect to the Per Share Amount payable upon due surrender of their Certificates, without interest thereon. Notwithstanding anything to the contrary in this Section 3.04, none of the Paying Agent, Acquisition or the Surviving Corporation shall be liable to a holder of a Certificate formerly representing Shares for any amount properly paid to a public official pursuant to any applicable property, escheat or similar law.

    (c) Promptly (but in any event no later than five business days) after the Effective Time, the Paying Agent shall mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented Shares, other than holders of certificates formerly representing Shares which shall become entitled to receive Retained Shares pursuant to
Section 3.01(b) hereof and certificates representing Dissenting Shares (such certificates, other than those representing Shares to be converted into the right to receive Retained Shares pursuant to Section 3.01(b) hereof and Dissenting Shares are collectively referred to herein as the "Certificates"), a form of letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrendering to the Paying Agent of such Certificates for exchange into the Per Share Amount. Upon surrender of a Certificate to the Paying Agent together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Amount payable in respect of each Share represented thereby and such Certificate shall forthwith be cancelled. If payment is to be made to a person other than the person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate so surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

    (d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article III.

    (e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed certificate the Per Share Amount deliverable in respect thereof as determined in accordance with this
Article III. When authorizing such payment of the Per Share Amount in exchange therefor, the person to whom the Per Share Amount is paid shall, if requested by the Surviving Corporation, give the Surviving Corporation a bond in such reasonable sum as it may direct or to otherwise indemnify the Surviving Corporation in a manner reasonably satisfactory to it against any claim that may be made with respect to the Certificate alleged to have been lost, stolen or destroyed.

    (f) If so specified in the Offer Documents, Acquisition, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares pursuant to the Offer or Merger such amounts as Acquisition, the Company, the Surviving Corporation and the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") or any provision of state, local or foreign tax law. To the extent amounts are so withheld by Acquisition, the Company, the Surviving Corporation or the Paying Agent, the withheld amounts (i) shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the deduction and withholding was made, and (ii) shall be promptly paid over to the applicable taxing authority.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as otherwise disclosed in the SEC Reports (as defined) or as set forth in the disclosure schedule delivered to Acquisition on the date hereof (the "Disclosure Schedule"), the Company represents and warrants to Acquisition as follows:

    Section 4.01 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not in the aggregate have a Material Adverse Effect (as hereinafter defined). The Company and each of its subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except for failures to be so qualified or in good standing which would not, individually or in the aggregate, have a Material Adverse Effect and would not impair the ability of the Company to perform its obligations hereunder in any material respect. When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any fact, event, change or effect having, or which could reasonably be expected to have, a material adverse effect on the business, properties, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; PROVIDED, HOWEVER, that facts, events, changes or effects that are applicable to or arise on account of
(i) any changes in economic, regulatory or political conditions generally,
(ii) this Agreement or the transactions contemplated hereby, (iii) the industry of the Company generally or (iv) the effect of the public announcement of the transactions contemplated hereby, shall be excluded from the definition of "Material Adverse Effect" and from any determination as to whether a Material Adverse Effect has occurred or may occur. Section 4.01 of the Disclosure Schedule sets forth the name, jurisdiction of incorporation and percentages of outstanding capital stock owned, directly or indirectly, by the Company, with respect to each corporation of which the Company owns, directly or indirectly, a majority of the outstanding capital stock. Except as disclosed in Section 4.01 of the Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company's subsidiaries have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company, free and clear of any liens, pledges, security interests, claims, preemptive rights or other encumbrances (collectively, "Liens").

    Section 4.02 CAPITALIZATION OF THE COMPANY. The authorized capital stock of the Company consists of 201,000,000 Shares of which, as of the date hereof, 10,322,280 Shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.01 per share, of which, as of the date hereof, no shares are issued and outstanding. As of the date hereof, 660,168 Shares are subject to outstanding Options, and no Shares were subject to issuance pursuant to the Company's 401(k) savings plans. All of the outstanding Shares have been validly issued, fully paid and nonassessable. Except as set forth above or pursuant to the exercise of outstanding Options and except for Rights under the Rights Agreement, there are outstanding (i) no shares of capital stock of the Company,
(ii) no securities of the Company convertible into or exchangeable for shares of capital stock of the Company and (iii) no options or other rights to acquire from the Company or any of its subsidiaries, and no other obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, the Company. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company. Following the Merger, none of the Company or any of its subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock or other securities of the Company or any of its subsidiaries pursuant to any employee benefit plan or otherwise.

    Section 4.03 AUTHORIZATION. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to any required vote of the stockholders of the Company as described in Sections 2.08 and 2.09 hereof, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the then outstanding Shares, if so required). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Acquisition, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

    Section 4.04 NON-CONTRAVENTION. Except for (a) filings, if required, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) filings required in connection with or in compliance with the Securities Act (as defined), the Exchange Act and the DGCL, (c) applicable requirements under corporation or "blue sky" laws of various states,
(d) matters specifically described in this Agreement and (e) the matters described in Section 4.04 of the Disclosure Schedule, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby shall (i) violate any provision of the certificate of incorporation or by-laws of the Company or any of its subsidiaries, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien upon any property or asset of the Company or any of its subsidiaries under, any provision of any material note, bond, indenture, mortgage, lease, contract, agreement, instrument, license or other obligation to which the Company or any of its subsidiaries is a party or by which any of them or their properties or assets may be bound, (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to the Company or any of its subsidiaries or any of their properties or assets, or
(iv) require any filing or registration with, notification to, or authorization, consent or approval of, any court, legislative, executive or regulatory authority or agency (each, a "Governmental Authority"), except in the case of the foregoing clauses (ii), (iii) or (iv) for such violations, breaches or defaults which, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to obtain would not have a Material Adverse Effect.

    Section 4.05 COMPLIANCE WITH APPLICABLE LAWS. The Company and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Authority, and neither the Company nor any of its subsidiaries has received notification of any asserted present or past failure to so comply, except where such failure to be in compliance would not have a Material Adverse Effect. No investigation, review, inquiry or proceeding by any Governmental Authority with respect to the Company or its subsidiaries is, to the knowledge of the Company, pending or threatened, except those, the outcome of which would not have a Material Adverse Effect. The Company and its material subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Authorities which are necessary for the operation of their respective businesses (the "Permits"), except where the failure to hold any such Permits would not have a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms of the Permits, except where such failure to be in compliance would not have a Material Adverse Effect.

    Section 4.06 SEC REPORTS. The Company has filed all forms, reports and documents with the SEC since January 1, 1998 required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act (collectively, the "SEC Reports"). As of their respective filing dates, none of the SEC Reports or the amendments thereto contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company contained in the SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise stated in such financial statements) and present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and their consolidated results of their operations and cash flows for the respective periods or as of the respective dates set forth therein (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

    Section 4.07  ABSENCE OF CERTAIN CHANGES.  Except as set forth in
Section 4.07 of the Disclosure Schedule or as set forth or otherwise reflected in the SEC Reports or as contemplated by this Agreement, since December 31, 1999, neither the Company nor any of its subsidiaries has (a) taken any of the actions set forth in Section 6.01, (b) suffered any Material Adverse Effect or
(c) entered into any transaction, or conducted its business or operations, other than in the ordinary course of business consistent with past practice.

    Section 4.08 LITIGATION. There is no action, suit or proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries, by or before any court or Governmental Authority that would have, or could reasonably be expected to have, a Material Adverse Effect.

    Section 4.09 COMPANY INFORMATION. None of the information supplied or to be supplied by the Company, or any of its officers, directors, employees, representatives or agents, for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement, including any amendments or supplements thereto, shall, at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of the Proxy Statement, at the date the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the Schedule 14D-9 and the Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company does not make any representation or warranty with respect to the information that has been supplied by Acquisition or its officers, directors, employees, representatives or agents for inclusion or incorporation by reference in any of the foregoing documents.

    Section 4.10 BROKERS AND FINDERS. No broker, finder or investment banker (other than Edward L. Thomas and Robert P. Frisch (or any entity controlled by them) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, a true and correct copy of whose engagement agreement has been provided to Acquisition) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

    Section 4.11 OPINION OF FINANCIAL ADVISOR. The Special Committee has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the Per Share Amount to be received in the Offer and the Merger is fair to the holders of Shares (other than Acquisition, the Participants or their affiliates) from a financial point of view.

    Section 4.12 TAKEOVER STATUTES. The Board (acting upon the unanimous recommendation of the Special Committee) has unanimously approved the terms of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby, and such approval constitutes approval of this Agreement and the transactions contemplated hereby by the Board under
Section 203 of the DGCL and represents all the action necessary to ensure that such Section 203 does not apply to Acquisition or the Participants in connection with the Offer, the Merger and the other transactions contemplated hereby.

    Section 4.13 RIGHTS AGREEMENT. The Company has taken all actions necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Offer, the Merger, this Agreement and the other transactions contemplated hereby.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES
                                 OF ACQUISITION

    Acquisition represents and warrants to the Company as follows:

    Section 5.01 ORGANIZATION. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not impair the ability of Acquisition to perform its obligations hereunder in any material respect.

    Section 5.02 CAPITALIZATION. The authorized capital stock of Acquisition consists of 1,000 shares of common stock, par value $0.01 per share, and 200,000 shares of preferred stock, par value $0.01 per share, of which, as of the date hereof, 100 shares of common stock are issued and outstanding. All the issued and outstanding shares of capital stock of Acquisition are validly issued, fully paid and nonassessable and free of preemptive rights.

    Section 5.03 AUTHORIZATION. Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Acquisition and by the stockholders of Acquisition and no other corporate proceedings on the part of Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquisition and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of Acquisition enforceable against Acquisition in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and similar laws affecting creditor's rights and remedies generally.

    Section 5.04 PROXY STATEMENT; SCHEDULE 14D-9; SCHEDULE TO. None of the information supplied or to be supplied by Acquisition, or any of its officers, directors, employees, representatives or agents, for inclusion or incorporation by reference in the Proxy Statement, the Schedule 14D-9 or the Offer Documents, including any amendments or supplements thereto, will, at the respective times that the Proxy Statement, the Schedule 14D-9 and the Offer Documents, or any amendments or supplements thereto, are filed with the SEC or first published, sent or given to the Company's stockholders or, in the case of the Proxy Statement or the Schedule TO, at the date first mailed to the Company's stockholders or at the time of the Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule TO shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

    Section 5.05 FINANCING. Acquisition has received and furnished to the Company true and complete copies of (i) the senior secured credit facility commitment letter and fee letter, each dated January 28, 2000, among Canadian Imperial Bank of Commerce, CIBC World Markets Corp., First Union National Bank, First Union Securities, Inc., Acquisition and the Company, (ii) the senior subordinated increasing note bridge facility commitment letter, fee letter and indemnity letter, each dated January 28, 2000, among CIBC World Markets Corp., First Union Investors, Inc., Acquisition and the Company, (iii) the engagement letter, dated January 28, 2000, among CIBC World Markets Corp., First Union Securities, Inc., Acquisition and the Company, (iv) the senior preferred stock commitment letter and indemnity letter, each dated January 28, 2000, among Caravelle Investment Fund, L.L.C., CIBC WMC Inc., Albion Alliance Mezzanine Fund, L.P., Albion Alliance Mezzanine Fund II, L.P., Acquisition and the Company, and (v) the financial advisory engagement letter, dated January 28, 2000, among CIBC World Markets Corp., Acquisition and the Company (collectively, the "Commitment Letters"), relating to the financing (the "Financing") of the Offer and the Merger. The Commitment Letters provide, subject to the terms and conditions set forth therein, for financing in an amount sufficient to purchase and pay for the Shares tendered in the Offer, pay the Per Share Amount and to pay all fees and expenses in connection with the Offer, Merger and the transactions contemplated hereby. Each of the Commitment Letters is in full force and effect and, since their respective dates, none of the Commitment Letters has been withdrawn, amended or terminated in any manner adverse to the Company. Acquisition has taken all actions required to cause the Commitment Letters to be effective, and each of the Commitment Letters is a valid and binding commitment of Acquisition. As of the date hereof, Acquisition is not aware of any fact, circumstances or condition that is reasonably likely to result in any of the conditions set forth in the Commitment Letters not being satisfied.

    Section 5.06 NO PRIOR ACTIVITIES. Except for the obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the financing of the transactions contemplated hereby, Acquisition has not incurred any obligations or liabilities nor engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

    Section 5.07 BROKERS AND FINDERS. No broker, finder or investment banker (other than CIBC World Markets Corp. and First Union Investors, Inc., a true and correct copy of whose engagement agreement has been provided to the Company), is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by and on behalf of Acquisition.

    Section 5.08 GOVERNMENTAL APPROVALS. Other than the HSR Act, the Securities Act and the Exchange Act, no notices, reports or other filings are required to be made by Acquisition with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Acquisition or from, any Governmental Authority in connection with the execution and delivery of this Agreement by

Acquisition and the consummation by Acquisition of the transactions contemplated hereby, the failure to make or obtain any or all of which would prevent, materially hinder or materially burden the transactions contemplated hereby.

    Section 5.09  NON-CONTRAVENTION.  Except for the matters set forth in
Section 5.08, neither the execution, delivery and performance of this Agreement by Acquisition nor the consummation by Acquisition of the transactions contemplated hereby shall (i) violate any provision of the certificate of incorporation or by-laws of Acquisition, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien upon any property or asset of Acquisition under, any provisions of any material note, bond, mortgage, lease, contract, agreement, instrument, license or other obligation to which Acquisition or its properties or assets may be bound, (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Acquisition or any of its properties or assets or (iv) require any filing or registration with, notification to, or authorization, consent or approval from, any Governmental Authority, except in the cases of clauses (ii), (iii) or
(iv) for such violations, breaches or defaults which, or filings, registrations, notifications, authorizations, consents or approvals the failure or which to obtain would not impair the ability of Acquisition to perform its obligations hereunder in any material respect.

    Section 5.10 CALCULATION OF EBITDA. Section 5.10 of the Disclosure Schedule sets forth a true and correct calculation of the Company's consolidated EBITDA (as defined in the Commitment Letters) for the year ended December 31, 1999 (after giving effect to the sale of the Company's rail car division). As of December 31, 1999, the condition set forth in the Commitment Letters relating to the Company's consolidated EBITDA being equal to or exceeding $87.5 million was satisfied.

                                   ARTICLE VI
                                   COVENANTS

    Section 6.01 CONDUCT OF BUSINESS OF THE COMPANY. Except as contemplated by this Agreement during the period from the date hereof to the Effective Time, the Company and its subsidiaries will each conduct their respective operations in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or in the Disclosure Schedule, prior to the Effective Time, none of the Company (acting through the Special Committee) or any of its subsidiaries will, directly or indirectly, without the prior written consent of Acquisition:

        (a) amend its certificate of incorporation, by-laws (or similar documents) or amend the Rights Agreement or redeem the rights issued thereunder;

        (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock of any class or any other securities, other than pursuant to any employee benefit plan, option plan or agreement as in effect as of the date hereof, or amend any of the terms of any such securities or agreements outstanding as of the date hereof;

        (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of its subsidiaries;

        (d) except in the ordinary course of business, (i) incur or assume any indebtedness for borrowed money; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company);

        (e) except in the ordinary course of business, enter into, adopt or (except as may be required by law) amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options or performance units);

        (f) except in the ordinary course of business and except pursuant to any agreements or arrangements in effect on the date hereof, acquire, sell, lease or dispose of any material amount of assets;

        (g) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) enter into any contract or agreement other than in the ordinary course of business; (iii) authorize any expenditures not contemplated by the Company's business plan provided to Acquisition prior to the date hereof which individually is in excess of $1,000,000 or in the aggregate are in excess of $5,000,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 6.01(i);

        (h) except in the ordinary course of business, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries; or

        (i) take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect as of the date when made or as of a future date.

    Section 6.02 NO SOLICITATION. The Company shall not, and shall not authorize or permit any of its subsidiaries or any of its or subsidiaries' officers, directors, employees or agents to, directly or indirectly, solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person, entity or group (other than Acquisition or any of its affiliates or representatives) concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries (an "Acquisition Proposal"). Upon the execution of this Agreement, the Company shall immediately cease any discussions or negotiations with any person, entity or group (other than Acquisition or any of its affiliates or representatives) in connection with an Acquisition Proposal that are continuing as of the date hereof and shall seek to have returned to the Company any confidential information provided in any such discussions or negotiations. Notwithstanding the foregoing, if the Company or the Special Committee receives a bona fide unsolicited, written Acquisition Proposal after the date hereof from any person or entity at a price per Share which the Special Committee reasonably concludes, based on the advice of its financial advisor or special counsel, is in excess of the Per Share Amount, and if the Special Committee reasonably concludes, based upon the advice of its financial advisor and outside legal counsel, that the person or entity delivering such Acquisition Proposal is reasonably capable of consummating such Acquisition Proposal (based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of receipt of required antitrust and other regulatory approvals and the identity and background of such person), then the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to such person or entity pursuant to an appropriate confidentiality agreement and the Company or the Special Committee may participate in and engage in discussions and negotiations with such person or entity regarding such Acquisition Proposal if the Special Committee concludes, based upon the advice of its outside legal counsel, that it is required to take such actions in order to comply with its fiduciary duties under applicable law. In the event that, after the Company has received an unsolicited written Acquisition Proposal (without breaching its obligations under the foregoing sentence) prior to the consummation of the Offer, the Special Committee determines, in good faith and based upon the advice of its financial advisor and legal counsel, that it is required to take such action in order to comply with its fiduciary duties under applicable law, the Special Committee may do any or all of the following: (x) withdraw or modify the Board's approval or recommendation of this Agreement, the Offer or the Merger, and disclose to the Company's stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or otherwise make disclosure to them, (y) approve or recommend an Acquisition Proposal and (z) terminate this Agreement, PROVIDED, HOWEVER, that (A) prior to taking any of the foregoing actions, the Company shall have paid Acquisition the amounts payable pursuant to
Section 8.03 hereof and (B) prior to taking the action described in clause (z) above, the Special Committee shall have given Acquisition at least two business days' notice (which shall be in writing) that the Special Committee intends to terminate this Agreement and provided Acquisition with a reasonable opportunity to respond to any such Acquisition Proposal.

    Section 6.03 ACCESS TO INFORMATION. (a) Between the date hereof and the Effective Time and subject to applicable law, the Company will give Acquisition and its authorized representatives access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit Acquisition to make such inspections as Acquisition may require and will cause the Company's officers and those of its subsidiaries to furnish Acquisition with such financial and operating data and other information with respect to the business and properties of the Company and any of its subsidiaries as Acquisition may from time to time reasonably request.

    (b) Acquisition will hold, and will cause its consultants and advisors to hold, in confidence, unless compelled to disclose by judicial or administrative process, after notice to and consultation with the Company or by other requirements of law after notice to and consultation with the Company, all documents and information concerning the Company and any of its subsidiaries furnished to Acquisition in connection with the transactions contemplated hereby (except to the extent that such information can be shown to have been (i) previously known by Acquisition or its affiliates on a non-confidential basis, (ii) in the public domain through no fault of Acquisition, or
(iii) later acquired by Acquisition from other sources which it did not reasonably believe to be subject to confidentiality obligations) and will not release or disclose such information to any other person, except that Acquisition may release or disclose such information to its auditors, attorneys, financial and other advisors and other consultants and to such persons with whom contacts are made or discussions are held concerning this Agreement or the transactions contemplated hereby (it being understood that such persons shall be informed by Acquisition of the confidential nature of such information and shall be directed to treat such information confidentially). If the transactions contemplated hereby are not consummated, such confidentiality shall be maintained except under the circumstances described under (i), (ii) or (iii) of this Section 6.03(b).

    Section 6.04 REASONABLE BEST EFFORTS. Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in Article VII hereof are satisfied and to consummate and make effective, in the most expeditious manner practicable the transactions contemplated hereby including, without limitation, cooperation in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Schedule TO, the Proxy Statement and any amendments thereto and the execution of any additional instruments necessary to consummate the transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action as may be reasonably requested by the other party.

    Section 6.05 CONSENTS. Each of the parties hereto shall use its reasonable best efforts to obtain any consents of all third parties and governmental authorities necessary to the consummation of the transactions contemplated hereby.

    Section 6.06 PUBLIC ANNOUNCEMENTS. Acquisition and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement including, without limitation, the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or any listing agreement with or rules applicable to the Nasdaq Stock Market.

    Section 6.07 INDEMNIFICATION AND INSURANCE. (a) Acquisition agrees that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries as provided in the Company's Restated Certificate of Incorporation or By-Laws or pursuant to other agreements, or the certificate of incorporation, by-laws or similar documents of any of the Company's subsidiaries as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than six years after the date hereof. Acquisition shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company and its subsidiaries; provided that Acquisition may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous with respect to matters occurring prior to the Effective Time to the extent available.

    (b) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated hereby is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate in good faith and use their reasonable best efforts to defend vigorously against and respond thereto.

    (c) This Section 6.07, which shall survive any termination of this Agreement pursuant to Section 8.01 and the consummation of the Merger at the Effective Time and shall continue without limit, is intended to benefit the Company, the Surviving Corporation, and any person or entity indemnified hereunder (whether or not parties to this Agreement).

    (d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.07.

    Section 6.08 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Acquisition, and Acquisition shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained herein to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this
Section 6.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    Section 6.09 MATTERS RELATING TO THE COMMITMENT LETTERS. (a) Acquisition shall be primarily responsible for any negotiations with respect to any definitive agreements regarding the Financing (the "Definitive Financing Agreements"); PROVIDED, HOWEVER, that (i) the Company shall have received prior notice of, and shall be kept reasonably informed of the ongoing status of, any such negotiations, (ii) the Company shall take all such actions as are reasonably requested by Acquisition in connection with any such negotiations, and (iii) Acquisition shall conduct any such negotiations reasonably and in good faith. Acquisition shall use its commercially reasonable efforts to close the Financing on terms consistent with those set forth in the Commitment Letters and to execute and deliver the Definitive Financing Agreements on or before the expiration of the Offer. Acquisition shall use its commercially reasonable efforts to satisfy on or before the expiration of the Offer all requirements of the Definitive Financing Agreements which are conditions to closing the transactions constituting the Financing and to drawing the cash proceeds thereunder.

    (b) Following receipt by either the Company or any of its affiliates, on the one hand, or Acquisition or any of its affiliates, on the other hand, of any written or oral communications to the effect that any financing source under any of the Commitment Letters is contemplating not providing the Financing or is terminating or canceling or modifying in any material respect any of the Commitment Letters, or that the Financing is unlikely to be obtained, the Company or Acquisition, as the case may be, shall immediately communicate such event to the other party and provide such other party with a true and complete copy of any of such written communication.

                                  ARTICLE VII
                    CONDITIONS TO CONSUMMATION OF THE MERGER

    Section 7.01  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party hereto to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) this Agreement shall have been approved and adopted by the requisite vote of the Company's stockholders, if required by the Company's organizational documents and the DGCL;

        (b) no statute, rule, regulation, executive order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger; PROVIDED, HOWEVER, that the parties hereto shall use their reasonable best efforts to have any such order, decree or injunction vacated;

        (c) any waiting period applicable to the Offer or the Merger under the HSR Act shall have terminated or expired; and

        (d) the Company and Acquisition shall have accepted for payment and paid for all shares validly tendered pursuant to the Offer and not withdrawn; PROVIDED, HOWEVER, that neither the Company nor Acquisition shall be entitled to invoke this condition, if it shall have been the cause of the failure to purchase shares so tendered and not withdrawn in violation of the of the terms hereof or the Offer.

                                  ARTICLE VIII
                         TERMINATION; AMENDMENT; WAIVER

    Section 8.01 TERMINATION. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after the approval thereof by the Company's stockholders:

        (a) By mutual written consent of the Company (acting through the Special Committee) and Acquisition.

        (b) By either the Company (acting through the Special Committee), on the one hand, or Acquisition, on the other hand:

           (i) if Shares shall not have been purchased pursuant to the Offer on or prior to April 30, 2000; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer on or prior to such date; or

           (ii) if any Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling shall have become final and nonappealable.

        (c) By the Company (acting through the Special Committee) prior to the purchase of Shares pursuant to the Offer, as provided in Section 6.02 hereof; PROVIDED that in order for the termination of this Agreement pursuant to this Section 8.01(c) to be deemed effective, the Company shall have complied with all provisions of Section 6.02 hereof, including the notice provisions therein, and with the applicable requirements of
    Section 8.03 hereof.

        (d) By the Company (acting through the Special Committee):

           (i) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, provided that the failure of the Company to fulfill any obligation under this Agreement has not been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer; or

           (ii) if there shall have been a breach or failure to perform on the part of Acquisition of any of its representations, warranties, covenants or agreements contained herein, except where such breach or failure to perform does not impair the ability of Acquisition to consummate the Offer or the Merger in any material respect or where such breach or failure to perform has been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire).

        (e) By Acquisition:

           (i) if the Special Committee (A) shall withdraw, modify or change its recommendation so that it is not in favor of this Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing, (B) shall have recommended or resolved to recommend to the Company's stockholders an Acquisition Proposal, or (C) shall have terminated this Agreement as provided in Section 6.02 hereof;

           (ii) if the Company shall have breached any of its obligations under
       Section 6.02 hereof;

           (iii) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, provided that the failure of Acquisition to fulfill any obligation hereunder has not been the cause of, or resulted in the failure to purchase Shares pursuant to the Offer; or

           (iv) if there shall have been a breach or failure to perform on the part of the Company of any of its representations, warranties, covenants or agreements contained herein, except where such breach or failure to perform does not have a Material Adverse Effect or where such breach or failure to perform has been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire).

    Section 8.02 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its directors, officers or stockholders, other than the provisions of this Section 8.02 and Sections 6.03(b), 6.07 and 8.03 and
Article IX. Nothing contained in this Section 8.02 shall relieve any party from liability for any willful breach of this Agreement.

    Section 8.03 FEES AND EXPENSES. (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with the Agreement, shall be paid by the party incurring such cost or expense; PROVIDED, HOWEVER, that all costs and expenses related to the filing, printing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement shall be borne by the Company.

    (b) Upon a termination of this Agreement by the Company pursuant to
Section 8.01(c) or by Acquisition pursuant to Section 8.01(e)(i),
8.01(e)(ii) or 8.01(e)(iv), the Company shall pay to Acquisition (by wire transfer of immediately available funds), within two business days following such termination, documented out-of-pocket fees and expenses up to $11,000,000 actually incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses in connection with the Commitment Letters and the Financing), it being understood that such payments shall be in lieu of any and all payments which the Company may be required to make under the Commitment Letters. In addition, the Company shall pay to Acquisition (by wire transfer of immediately available funds) the fees and expenses set forth in the immediately preceding sentence if this Agreement is terminated (i) by the Company pursuant to Section 8.01(b)(i) or 8.01(d)(i) if the Offer expires or is terminated without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer as it may have been extended or
(ii) by Acquisition pursuant to Section 8.01(b)(i) or 8.01(e)(iii) if the Offer expires or is terminated without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer as it may have been extended, and within 180 days after such a termination, the Company enters into a definitive agreement with respect to, and thereafter consummates, an Acquisition Proposal.

    (c) Upon a termination of this Agreement by the Company pursuant to
Section 8.01(b)(i) or 8.01(d)(i) or by Acquisition pursuant to
Section 8.01(b)(i) (in each case other than as a result of a failure to satisfy the condition set forth in paragraph (b) of Annex A (which shall be governed by Section 8.03(d)) and other than under the circumstances set forth in Sections 8.03(b) and 8.03(d)), the Company shall pay to Acquisition (by wire transfer of immediately available funds), within two business days following such termination, documented out-of-pocket fees and expenses up to $8,000,000 actually incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses in connection with the Commitment Letters and the Financing), it being understood that such payments shall be in lieu of any and all payments which the Company may be required to make under the Commitment Letters.

    (d) Upon a termination of this Agreement by the Company pursuant to
Section 8.01(b)(ii), by Acquisition pursuant to Section 8.01(b)(ii) or by Acquisition as a result of a failure of the condition set forth in paragraph (b) or (e) of Annex A to have been satisfied, the Company shall pay to Acquisition (by wire transfer of immediately available funds), within two business days following such termination, documented out-of-pocket fees and expenses up to $4,000,000 actually incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses in connection with the Commitment Letters and the Financing, but excluding commitment fees and financial advisory fees under the Commitment Letters), it being understood that such payments shall be in lieu of any and all payments which the Company may be required to make under the Commitment Letters.

    (e) Notwithstanding anything else in this Section 8.03 to the contrary, the Company shall not be required to make any payment pursuant to this Section 8.03 if (i) immediately prior to the termination of this Agreement, Acquisition was in material breach of its obligations under this Agreement or (ii) the termination is the result of a breach of the terms of the Financing by the financing sources thereunder. Acquisition hereby covenants and agrees that no amounts payable purusant to this Section 8.03 shall be paid to any person that is a director or officer of the Company or Acquisition as of the date hereof.

    Section 8.04 AMENDMENT. Subject to Section 1.03(c), this Agreement and the Plan of Merger may be amended by action taken by the Company and Acquisition at any time before or after adoption of the Merger by the Company's stockholders but, after any such approval, no amendment shall be made which decreases the Per Share Amount or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties.

    Section 8.05 EXTENSION; WAIVER. Subject to Section 1.03(c), at any time prior to the Effective Time, either the Company (acting through the Special Committee), on the one hand, or Acquisition, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX
                                 MISCELLANEOUS

    Section 9.01 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement.

    Section 9.02 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise, PROVIDED that Acquisition may assign its rights and obligations to purchase Shares pursuant to the Offer to any subsidiary of Acquisition, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

    Section 9.03 VALIDITY. If any provision of this Agreement, or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

    Section 9.04 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the respective parties as follows:

    if to Acquisition:

       Transportation Acquisition I Corp.
       980 North Michigan Avenue
       Chicago, Illinois 60611
       Attention: Thomas M. Begel

    with a copy to:

       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036
       Attention: Joseph A. Coco, Esq.

    if to the Company:

       Transportation Technologies Industries, Inc.
       980 North Michigan Avenue
       Chicago, Illinois 60611
       Attention: Special Committee

    with a copy to:

       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, New York 10017
       Attention: Dennis Hersch, Esq.

or to such other address as the person to whom notice is given may have previously, furnished to the others in writing in the manner set forth above.

    Section 9.05 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    Section 9.06 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    Section 9.07 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Sections 6.07(d) and 9.02(b), nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    Section 9.08 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

    Section 9.09 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                                          TRANSPORTATION TECHNOLOGIES
                                          INDUSTRIES, INC.

                                          By: /s/ Andrew M. Weller______________

                                             Name: Andrew M. Weller
                                             Title: President and Chief
                                          Operating Officer

                                          TRANSPORTATION ACQUISITION I CORP.

                                          By: /s/ Kenneth M. Tallering__________

                                             Name: Kenneth M. Tallering
                                             Title: Vice President

                                                                         ANNEX A

                       CONDITIONS TO THE PURCHASER OFFER

    Notwithstanding any other provision of the Purchaser Offer, but subject to the provisions of the Agreement to which this Annex A is attached (terms used herein and not otherwise defined having the meanings ascribed to such terms in such Agreement), Acquisition shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including
Rule 14e-1(c) promulgated under the Exchange Act, pay for, and, subject to any applicable rules and regulations of the SEC, may delay the acceptance for payment of, or the payment of, any tendered Shares, if (i) any applicable waiting period under the HSR Act has not expired or been terminated,
(ii) Acquisition and the Company shall not have obtained the proceeds of financing on terms satisfactory to Acquisition to enable the purchase of Shares pursuant to the Offer, to pay the Per Share Amount in the Merger and to pay fees and expenses of the Offer and the Merger, (iii) there are validly tendered and not withdrawn prior to the expiration of the Offer a fewer number of Shares than that number of Shares which, when added to the Shares beneficially owned by Acquisition on the date Shares are accepted for payment, represents at least a majority of the Shares outstanding on a fully-diluted basis (after giving effect to the conversion or exercise of all outstanding options, warrants and other rights and securities exercisable or convertible into Shares, whether or not exercised or converted at the time of determination) on the date Shares are accepted for payment (the "Minimum Condition"), (iv) the Debt Tender shall not have been consummated or (v) at any time on or after the date of the Agreement, and at or before the time of acceptance for payment of Shares, any of the following events shall occur:

        (a) any Material Adverse Effect shall have occurred; or

        (b) there shall have occurred and be continuing (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market which lasts for three consecutive trading days, (2) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States that regularly participate in the U.S. market in loans to large corporations (whether or not mandatory), (3) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States that has a material adverse effect on financial markets in the United States, (4) any material limitation (whether or not mandatory) by any governmental authority on, the extension of credit by banks or other lending institutions in the United States that regularly participate in the U.S. market in loans to large corporations, (5) from the date of the Agreement through the date of termination or expiration of the Offer a decline of at least 25 percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index or (6) in the case of situations described in clause (3) or (4) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

        (c) any person, entity or group, other than Acquisition or the Company, any of its affiliates, or any group of which any of them is a member, shall have (i) acquired beneficial ownership of 20 percent or more of the Shares, whether through acquisition of stock, the formation of an entity or group, the grant of an option or a right, or otherwise (other than for bona fide arbitrage purposes), or (ii) entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company;

        (d) the representations and warranties of the Company set forth in the Agreement which are not qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or the Company shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Agreement to be performed or complied with by it; PROVIDED, HOWEVER, that such breach or failure to perform is incapable of being cured or has not been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire).

        (e) there shall have been any action or position taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced by any Governmental Authority, which could reasonably be expected to (1) make the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibited, or materially restrict or delay consummation of the Offer, (2) impose limitations on the ability of Acquisition to acquire or hold or to exercise effectively all rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by it on all matters properly presented to the stockholders of the Company, or (3) prohibit or impose any material limitation on Acquisition's ownership or operation of all or a material portion of the assets or business of the Company or any of its respective subsidiaries or affiliates; or

        (f) the Company or Acquisition shall have failed to receive any or all governmental or third party consents and approvals to consummate the Offer which, if not received, would have a Material Adverse Effect;

        (g) the Board of Directors of the Company shall have publicly (including by amendment of its Schedule 14D-9) withdrawn or modified in any material respect its recommendation of the Offer or shall have resolved to do so; or

        (h) the Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Acquisition, in such case and regardless of the circumstances (including any action or inaction by Acquisition) giving rise to any such condition makes it inadvisable to proceed with such acceptance for payment or payments.

    The foregoing conditions are for the sole benefit of Acquisition and may be asserted by Acquisition regardless of the circumstance giving rise to such condition and may be waived by Acquisition, in whole or in part at any time and from time to time, in its sole discretion. The failure by Acquisition at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                                         ANNEX B

                        CONDITIONS TO THE COMPANY OFFER

    Notwithstanding any other provision of the Company Offer, but subject to the provisions of the Agreement to which this Annex B is attached (terms used herein and not otherwise defined having the meanings ascribed to such terms in such Agreement), the Company shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and, subject to any applicable rules and regulations of the SEC, may delay the acceptance for payment of, or the payment of, any tendered Shares, if (i) any applicable waiting period under the HSR Act has not expired or been terminated, (ii) Acquisition and the Company shall not have obtained the proceeds of financing on terms satisfactory to enable the purchase of Shares pursuant to the Offer and pay fees and expenses of the Offer and the Merger, (iii) there are validly tendered and not withdrawn prior to the expiration of the Offer a fewer number of Shares than such number that satisfies the Minimum Condition, (iv) the Debt Tender shall not have been consummated or (v) at any time on or afer the date of the Agreement, and at or before the time of acceptance for payment of Shares, any of the following events shall occur:

        (a) the representations and warranties of Acquisition set forth in the Agreement which are not qualified by "materiality" or "material" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "material" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or Acquisition shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Agreement to be performed or complied with by it, PROVIDED, HOWEVER, that such breach or failure to perform is incapable of being cured or has not been cured prior to March 1, 2000 (or such later date upon which the Offer shall expire);

        (b) there shall have been any action or position taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered, enforced or any other action or position shall have been taken, proposed or threatened by any Governmental Authority which could reasonably be expected to make the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibited, or materially restrict or delay consummation of the Offer;

        (c) the Company or Acquisition shall have failed to receive any or all governmental or third party consents and approvals to consummate the Offer which, if not received, would have a Material Adverse Effect;

        (d) the Agreement shall have terminated in accordance with its terms; or

        (e) the Purchaser Offer shall not have been consummated at the same time as the Company Offer;

which, in the reasonable judgment of the Company, in such case and regardless of the circumstances (including any action or inaction by he Company) giving rise to such condition makes it inadvisable to proceed with such acceptance for payment or payments.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstance giving rise to such condition and may be waived by the Company, in whole or in part at any time and from time to time, in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                                         ANNEX C

                     DEBT TENDER OFFER TERMS AND CONDITIONS

Securities Subject to Offers           11.75% Senior Subordinated Notes due 2005

                                       11.75% Series C Senior Subordinated Notes due 2005

Total Consideration for the Offer and  The total consideration (the "Total Consideration") for each
  the Solicitation                     $1,000 principal amount of the Notes tendered pursuant to
                                       the Offer will equal the present value on the payment date of $1,058.75 (the amount payable on August 15, 2000, the
                                       first date on which the Notes are redeemable (the "Earliest
                                       Redemption Date")) and all remaining interest payments
                                       payable up to and including the Earliest Redemption Date on the second business day before the scheduled expiration
                                       date, plus 50 basis points. The Total Consideration is
                                       comprised of the Tender Offer Consideration and the Consent
                                       Payment.

Tender Offer Consideration:            Total Consideration minus the Consent Payment.

Consent Payment:                       A Consent Payment in cash equal to $25.00 per $1,000
                                       principal amount of Notes for which consents have been
                                       validly delivered.

Conditions to the Offers               The Offers shall be conditioned upon:

                                       (i) the execution by the trustee of supplemental indentures implementing the proposed amendments to the indentures
                                       following receipt of the requisite consents to the proposed amendments from not less than a majority in aggregate
                                       principal amount of the outstanding Notes of each series,

                                       (ii) there having been validly tendered (and not withdrawn)
                                       prior to the expiration date not less than a majority in
                                       aggregate principal amount of the notes of each series
                                       outstanding,

                                       (iii) the consummation of the Offer (as defined in the
                                       Merger Agreement),

                                       (iv) receipt by the Company of the proceeds of financing in an amount sufficient to pay for the debt tender offers and the consent payment on terms acceptable to the Company, and

                                       (v) there shall not have been any action or position taken, or any statute, rule, regulation, judgment, order or
                                       injunction promulgated, enacted, entered, enforced or any
                                       other action or position taken by any Governmental Authority which could reasonably be expected (in the sole judgment of
                                       Acquisition) to make the acceptance for payment of, or the payment for, some or all of the Notes or the consummation of the consent solicitations, illegal or otherwise prohibited, or materially restrict or delay consummation of the debt
                                       tender offers and consent solicitations.

                                       (vi) there shall not have occurred or be likely to occur any event affecting the business or financial affairs of the
                                       Company that, in the sole judgment of Acquisition, would or might prohibit, prevent, restrict or delay consummation of the debt tender offers or the consent solicitations in any material respect;

                                       (vii) the trustee under either of the Indentures shall not have objected in any respect to or taken action that could reasonably be expected, in the sole judgment of Acquisition, to adversely affect in any material respect the consummation of the debt tender offers or consent solicitations or the
                                       Company's ability to effect any of the proposed amendments to the Indentures or shall have taken any action that
                                       challenges the validity or effectiveness of the procedures used by the Company in soliciting the Consents (including
                                       the form thereof) or in the making of the debt tender offers or consent solicitations or the acceptance of, or payment
                                       for, the Notes or the consents; or

                                       (viii) there shall not have occurred and be continuing (1)
                                       any general suspension of trading in, or limitation on
                                       prices for, securities on the New York Stock Exchange, the
                                       American Stock Exchange or the Nasdaq Stock Market which
                                       lasts for three consecutive trading days, (2) a declaration of a banking moratorium or any general suspension of
                                       payments in respect of banks in the United States that
                                       regularly participate in the U.S. market in loans to large corporations (whether or not mandatory), (3) a commencement of a war, armed hostilities or other national or
                                       international crisis directly or indirectly involving the
                                       United States that has a material adverse effect on
                                       financial markets in the United States, (4) any material
                                       limitation (whether or not mandatory) by any governmental
                                       authority on, the extension of credit by banks or other
                                       lending institutions in the United States that regularly
                                       participate in the U.S. market in loans to large
                                       corporations, (5) from the date of the Agreement through the date of termination or expiration of the Offer a decline of at least 25 percent in either the Dow Jones Average of
                                       Industrial Stocks or the Standard & Poor's 500 index or (6)
                                       in the case of situations described in clause (3) or (4)
                                       existing at the time of the commencement of the Offer, a
                                       material acceleration or worsening thereof.

                                    ANNEX D

                EXCERPTS FROM THE GENERAL CORPORATION LAW OF THE
                    STATE OF DELAWARE RELATING TO THE RIGHTS
                           OF DISSENTING STOCKHOLDERS

                             262 APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g)), Section 252, Section 254, Section 257, Section 258,
Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholder entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                           FIRST UNION NATIONAL BANK

                BY MAIL OR HAND:                      BY FACSIMILE TRANSMISSION:

         Corporate Trust--Reorganization           (for Eligible Institutions only)
                   Department                               (704-590-7628)
        1525 W.W.T. Harris Boulevard, 3C3               CONFIRM BY TELEPHONE:
      Charlotte, North Carolina 28288-1153                  (704-590-7408)

                BY MAIL OR HAND:                    BY REGISTERED, CERTIFIED OR OVERNIGHT DELIVERY:
         Corporate Trust--Reorganization                    Corporate Trust--Reorganization
                   Department                                         Department
        1525 W.W.T. Harris Boulevard, 3C3                  1525 W.W.T. Harris Boulevard, 3C3
      Charlotte, North Carolina 28288-1153                  Charlotte, North Carolina 28262

    Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                                     [LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         Call Toll Free: (800) 322-2885

                     THE DEALER MANAGERS FOR THE OFFER ARE:

                   [LOGO]                                         [LOGO]

            425 Lexington Avenue                          One First Union Center
          New York, New York 10017                       301 South College Street
                                                      Charlotte, North Carolina 28288